As filed with the Securities and Exchange Commission on June 16, 2006
Registration No. 333-134094

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Go Daddy Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	86-1047155
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 14455 N. Hayden Road, Suite 219 Scottsdale, Arizona 85260 (480) 505-8800	(I.R.S. Employer Identification Number)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bob Parsons
Founder, Chairman and Chief Executive Officer
The Go Daddy Group, Inc.
14455 N. Hayden Road, Suite 219
Scottsdale, Arizona 85260
(480) 505-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper		Laird H. Simons, III
Caine T. Moss	Christine N. Jones	Thomas J. Hall
Wilson Sonsini Goodrich & Rosati	General Counsel	Fenwick & West LLP
Professional Corporation	The Go Daddy Group, Inc.	Silicon Valley Center
650 Page Mill Road	14455 N. Hayden Road, Suite 219	801 California Street
Palo Alto, California 94304	Scottsdale, Arizona 85260	Mountain View, California 94041
(650) 493-9300	(480) 505-8800	(650) 988-8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
(Subject to Completion) Issued June 16, 2006
                                                  Shares
Class A Common Stock

This is the initial public offering of The Go Daddy Group, Inc. Class A common stock. We are selling                      shares of our Class A common stock, and the selling stockholders, both of whom are members of our senior management, are selling                      shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.
We have applied to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol “DADY.”
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to two votes per share and is convertible at any time at the option of the holder into one share of Class A common stock. All Class B common stock is currently beneficially owned by Bob Parsons, our founder, chairman and chief executive officer. After the closing of this offering, assuming that the underwriters do not exercise their over-allotment option, Mr. Parsons will hold           % of the total voting power of our outstanding shares.
Investing in our Class A common stock involves risks.
See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Go Daddy	$	$
Proceeds, before expenses, to the selling stockholders	$	$
Bob Parsons has also granted the underwriters the right to purchase up to an additional                      shares of Class A common stock to cover over-allotments.
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We expect delivery of the shares to the underwriters on or about                     , 2006.

Lehman Brothers	Merrill Lynch & Co.

UBS Investment Bank

Cowen and Company	Piper Jaffray	JMP Securities
                        , 2006

      You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders or any of the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.
      For investors outside the United States: Neither we nor the selling stockholders or any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.
      Until and including                     , 2006 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our Class A common stock. Before deciding to invest in shares of our Class A common stock, you should read the entire prospectus carefully, including our consolidated financial statements and related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.
The Go Daddy Group, Inc.
      Go Daddy is a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence. We provide a variety of domain name registration and website hosting services as well as a broad array of on-demand and other services. We are the world’s largest domain name registrar, with approximately 14.2 million domain names under management as of May 31, 2006, and North America’s largest shared website hosting provider. During the final six months of 2005, we registered approximately one-third of all domain names registered in the top five generic top-level domains, or gTLDs — .com, .net, .org, .biz and .info. Our domain name registration services act as a gateway product for our other services, which include website hosting and creation tools, ecommerce and security solutions and productivity and marketing tools, and we market these other services both at the initial time of purchase and throughout the customer lifecycle. Our services can be purchased independently or as bundled suites targeted to meet the specific needs of our customers. We have developed substantially all of our service offerings internally and believe our suite of services is best-of-breed in the industry in terms of comprehensiveness, performance, functionality and ease of use. We seek to strengthen customer relationships by providing what we believe are the highest levels of customer care and support in the industry.
      We generate revenue from sales made directly to customers through our primary website, www.GoDaddy.com, and through our customer care center, as well as indirectly through our large network of resellers. As of May 31, 2006, we had approximately 2.9 million customers under contract. Our business model is characterized by non-refundable, up-front payments, which lead to recurring revenue and positive operating cash flow. Our company was founded in January 1997 and has experienced rapid growth in recent periods. In 2005, we generated $139.8 million of total revenue, an increase of 92% over 2004, and in 2004 we generated $73.0 million of total revenue, an increase of 86% over 2003.
Market Opportunity
      We believe there is significant growth potential in our current and future markets as a result of the continued growth in Internet users and usage, the increasing benefits to individuals and businesses from establishing an online presence and the relatively small percentage of Internet users who have registered a domain name. The number of Internet users worldwide is estimated to have been 1.2 billion in 2005, and is estimated to grow to approximately 2.2 billion in 2010, while only approximately 94 million domain names were registered worldwide as of December 31, 2005. Additionally, while most large corporations are already operating online, many small and home-based businesses have yet to establish a presence online, and even fewer use their websites to transact business with their customers online.
      The dynamic nature of the Internet, including the proliferation of content, ecommerce and applications online as well as the continued advancement of its related technologies, creates a number of challenges for individuals and businesses seeking to establish, maintain and evolve an online presence, or an electronic “address” on the Internet. Many lack the technical knowledge and skills necessary to complete this process, and attempting to do so is frequently time-consuming and expensive, often requiring consultation with numerous online and offline resources and procurement of software and services from a variety of vendors.

Our Solution
      We are a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence quickly and easily. Key elements of our solution include:

•	“One-stop shop” for establishing and maintaining an online presence. We provide customers a single location where they can register domain names, purchase the services and functionality necessary to establish, maintain and update an online presence, and access comprehensive technical support.

•	Value-oriented services, features and functionality focused on customer needs. Our corporate philosophy is to offer our customers competitively priced, value-oriented services that directly address their evolving needs. We actively monitor trends in customer usage and market demand in order to develop services that anticipate and respond to these customer needs. We believe our customer-focused approach enhances customer satisfaction and engenders a high degree of loyalty within our customer base.

•	Focus on customer care and advice. Our professionally trained customer care representatives provide technical assistance and also operate as “business consultants,” advising customers of additional services that best suit their individual needs. In addition, our easy-to-use website contains extensive educational content designed to demystify the process of establishing an online presence and to assist customers in choosing the services that best meet their needs.

•	High level of system reliability and security. Our technology infrastructure incorporates hardware, software and services from leading suppliers and is designed to handle large and expanding volumes of domain name registrations, website hosting accounts and traffic on our own and our customers’ websites in an efficient, scalable and fault-tolerant manner.
Our Competitive Strengths
      Our competitive strengths include the following:

•	Market leadership position. Our leading market positions in total domain names under management, new domain name registrations and shared website hosting provide us with a number of competitive advantages. We benefit from increased revenue opportunities through sales of additional services to our existing customer base, and from reduced customer acquisition costs as a result of the large number of referrals we receive from our customers. In addition, we benefit from economies of scale and are able to allocate research and development, advertising and various other costs across a large customer base.

•	Active customer relationship management and lifecycle marketing. We actively market additional services both at the time of a customer’s initial purchase and throughout the customer lifecycle through our email, telephone, direct mail and other targeted marketing campaigns. Our high level of customer service affords us many opportunities to sell customers additional higher-margin services and enhances our customer retention rates.

•	Strong brand recognition. As a result of our strong brand recognition, we attract a large number of potential customers directly to our website, thus reducing our customer acquisition costs and enhancing revenue growth. Additionally, our broad base of registered domain name customers serves as an effective marketing channel for our services, providing us with follow-on sales opportunities and new sales through word-of-mouth referrals.

•	Leading proprietary technology. We have invested significant resources in the internal development of services we offer to our customers. In-house development of our technology enables flexibility in marketing and pricing and reduces our licensing costs, thereby improving our margins. Our internal development also enables us to offer a set of services that are fully integrated and easy to use and support.

Our Growth Strategy
      We believe there is significant growth potential in our current and future markets, and we intend to achieve further growth by pursuing the following key strategies:

•	continue to grow our customer base;

•	sell additional services to customers;

•	continue to expand and enhance our service offerings;

•	strengthen our customer relationships; and

•	pursue acquisitions and expand our international presence.
Risk Factors
      We are subject to a number of risks and uncertainties that could materially harm our business or inhibit our strategic plans. Before investing in our Class A common stock, you should carefully consider the following:

•	we have a history of losses and may not be able to operate profitably or sustain positive cash flow in future periods;

•	we must further develop our brand recognition and market our services in a cost-effective manner in order to grow our business successfully;

•	we face significant competition in our markets and we expect this competition to intensify;

•	our strategy of selling an array of on-demand and other services beyond our core domain name registration and website hosting services is still relatively unproven;

•	changes in the regulation and oversight of the domain name registration system, including increases in the prices that registrars must pay to registries for domain names, could significantly affect our business model; and

•	the other factors described in the section entitled “Risk Factors” starting on page 8, and other information provided throughout this prospectus.
Reincorporation and Dual-Class Capital Structure
      Prior to this offering, we are reincorporating in Delaware and are converting from a subchapter S corporation into a subchapter C corporation. In connection with this reincorporation, we are adopting a dual-class capital structure, consisting of Class A common stock and Class B common stock. Each share of Class A common stock will have one vote per share. Each share of Class B common stock will have two votes per share, will be convertible into one share of Class A common stock at any time, and will otherwise be identical to our Class A common stock. Bob Parsons, our founder, chairman and chief executive officer, beneficially owns 100% of our outstanding common stock prior to this offering and will hold all shares of Class B common stock, representing      % of the combined voting power of our Class A and Class B common stock, assuming that the underwriters do not exercise their over-allotment option, immediately following the completion of this offering. Only our Class A common stock will be listed for trading on the Nasdaq National Market following this offering. For a further description of our dual-class capital structure, see “Description of Capital Stock.”

Corporate Information
      Our principal executive offices are located at 14455 N. Hayden Road, Scottsdale, Arizona 85260, and our telephone number is (480) 505-8800. Our primary website address is www.GoDaddy.com. The information on, or that can be accessed through, this or our other websites is not part of this prospectus.
      Except where the context requires otherwise, “Go Daddy,” “we,” “us” and “our” refer to The Go Daddy Group, Inc., and its wholly-owned subsidiaries. Go Daddy, our logo, Website Tonight, Quick Shopping Cart, Traffic Blazer, TheDomainNameAfterMarket and Wild West Domains are registered trademarks of Go Daddy. This prospectus also includes other trademarks of ours and other persons.

THE OFFERING

Shares of common stock offered:

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Total	shares

Shares of common stock to be outstanding after this offering:

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total	shares

Use of proceeds	We plan to use the net proceeds that we receive from this offering to repay approximately $7.2 million in indebtedness, and for working capital and other general corporate purposes, including expansion of our customer care and support and research and development organizations, further development and expansion of our service offerings, capital expenditures, including those relating to further build-out of our data center, and possible acquisitions of complementary businesses, technologies or other assets. Two members of our senior management are selling shares in this offering. We will not receive any of the proceeds from the sale of these shares. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“DADY”
      The number of shares of common stock that will be outstanding after this offering is based on the 36,601,656 shares outstanding at March 31, 2006, and excludes 13,700,000 shares of Class A common stock reserved for issuance under our option plans, of which 6,616,300 shares were subject to outstanding options, with a weighted average exercise price of $2.24 per share, at March 31, 2006. Since March 31, 2006, the Company has granted options to purchase an aggregate of 4,073,521 shares of Class A common stock with an exercise price of $14.52 per share.
      Unless otherwise indicated, all information in this prospectus assumes:

•	our reincorporation and, in connection therewith, the exchange by Bob Parsons of all outstanding shares of our common stock for shares of Class B common stock and the exchange of all outstanding options to purchase shares of common stock for options to purchase shares of Class A common stock;

•	the exercise by Barbara J. Rechterman, our Executive Vice President and Chief Marketing Officer, of options to purchase shares of Class A common stock upon the commencement of trading of our shares in connection with this offering, all of which shares will be sold in this offering; and

•	no exercise by the underwriters of their option to purchase up to shares of Class A common stock from Bob Parsons to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
      We present below summary consolidated financial and operating data. The consolidated statement of operations and statement of cash flows data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2002 and consolidated balance sheet data as of December 31, 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2005 and 2006, the consolidated statement of cash flow data for the three months ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.
      We are a subchapter S corporation and therefore we have not reflected deferred taxes in our consolidated financial statements. We are not required to pay federal and state corporate income taxes until the revocation of our subchapter S corporation status. The statement of operations data do not include a pro forma adjustment for the income taxes, calculated in accordance with SFAS No. 109, Accounting for Income Taxes, that would have been recorded if we were a subchapter C corporation, because we would have provided a full valuation allowance on our net deferred tax assets and thus no income tax provision would have been recorded.
      Our historical results are not necessarily indicative of the results to be expected in any future period. Our results of operations in the first quarters of 2005 and 2006 included significant marketing and advertising expenditures that we incurred in connection with our Super Bowl advertising campaign. We do not expect similar levels of expenditures in later quarters of 2006.

					Three Months Ended
	Year Ended December 31,				March 31,

	2002	2003	2004	2005	2005	2006

					(Unaudited)
Consolidated Statement of Operations	(In thousands, except share and per share data)
Data:
Revenue:
Domain name registration	$10,615	$26,786	$48,008	$84,511	$16,509	$27,185
Website hosting	4,504	8,574	14,915	30,551	5,368	11,479
On-demand services and other revenue	1,472	3,922	10,039	24,696	3,975	10,262

Total revenue	16,591	39,282	72,962	139,758	25,852	48,926

Operating expenses:
Cost of revenue(1)	7,876	19,855	38,596	70,540	14,093	24,758
Research and development	752	3,513	5,348	9,705	2,360	3,422
Marketing and advertising	1,396	2,126	4,298	15,239	5,520	10,247
Selling, general and administrative	8,100	13,232	25,743	50,373	10,191	18,227
Depreciation and amortization	485	1,384	2,780	7,784	1,401	3,204

Total operating expenses	18,609	40,110	76,765	153,641	33,565	59,858

Loss from operations	(2,018)	(828)	(3,803)	(13,883)	(7,713)	(10,932)
Other income (expense):
Interest income (expense), net	25	54	112	(5)	—	—
Other income	117	—	—	2,283	2,022	1,401

Net loss	$(1,876)	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)

Basic and diluted net loss per share	$(0.05)	$(0.02)	$(0.10)	$(0.32)	$(0.16)	$(0.26)
Shares used to compute basic and diluted net loss per share	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656

(1)	Excluding depreciation and amortization, which is shown separately.

     The pro forma balance sheet data give effect to:

•	aggregate distributions of $3.0 million paid or to be paid to our sole stockholder after March 31, 2006 and prior to our reincorporation; and

•	the exercise of stock options by a selling stockholder in order to sell shares in this offering.
      The pro forma as adjusted balance sheet data also give effect to:

•	our receipt of the net proceeds from the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the use of proceeds from this offering to repay approximately $7.2 million of outstanding debt.

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$15,993	$15,993	$
Working capital (deficit)	(51,452)	(54,452)
Total assets	145,018	145,018
Deferred revenue	156,217	156,217	156,217
Total long-term debt, including current portion	7,168	7,168	—
Total stockholder’s equity (deficit)	(40,489)	(43,489)

	Year Ended December 31,			Three Months
				Ended
	2003	2004	2005	March 31, 2006

				(Unaudited)
	(In thousands)
Consolidated Statement of Cash Flows
Data:
Net cash provided by operating activities	$7,656	$15,450	$30,637	$9,727

	As of December 31,
				As of
	2003	2004	2005	March 31, 2006

				(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$4,276	$8,821	$13,599	$15,993
Deferred revenue	$37,328	$71,213	$129,764	$156,217
Customer Data (Unaudited):
Total domain names under management	3,855	6,956	11,344	13,082
Total customers under contract	973	1,540	2,438	2,749

RISK FACTORS
      This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or even all of your investment.
Risks Related to our Business
We have a history of losses and may not be able to operate profitably or sustain positive cash flow in future periods.
      We have had a net loss in every year since inception. We had a net loss of approximately $11.6 million in 2005 and approximately $9.5 million in the first quarter of 2006. We have budgeted for increases in all operating expense categories in 2006, including significantly increased costs related to becoming a public reporting company. As a result, becoming profitable will depend in large part on our ability to generate and sustain significantly increased revenue levels in future periods. We are paid up front for substantially all of our services, which enables us to generate positive cash flow. However, we typically recognize revenue and cost of revenue from each customer contract over the term of the relevant service offering, while we recognize most of our other operating expenses in the period in which they were incurred. Thus, we have to generate significant sales activity in order to achieve profitability on a basis consistent with U.S. generally accepted accounting principles, or GAAP. Accordingly, we may not be able to operate profitably, or sustain positive cash flow, in the future on a quarterly or annual basis.
Our quarterly and annual operating results may fluctuate or deteriorate, which could adversely affect the trading price of our Class A common stock.
      Our quarterly and annual operating results may fluctuate, or be adversely affected, as a result of a variety of factors, many of which are outside of our control. These include:

•	concentrated expenditures for advertising, such as our Super Bowl advertisements in the first quarter of each of 2005 and 2006;

•	concentrated capital expenditures in any particular period to support our growth or for other reasons;

•	increased research and development expenses relating to the development of new services resulting from our decision to move into new markets;

•	lower than anticipated levels of traffic to our primary website or reduced rates at which we convert this traffic into customers;

•	a reduction in the number of domain names under management or in the rate at which this number grows, due to slow growth or contraction in our markets, lower renewal rates, or other factors;

•	the mix of services sold in a particular period between our core domain name registration services and our other higher-margin services;

•	reductions in the percentage of our domain name registration customers who purchase additional services from us;

•	changes in our pricing policies or those of our competitors, changes in domain name fees charged to us by Internet registries or the Internet Corporation for Assigned Names and Numbers, or ICANN, or other competitive pressures on our prices;

•	the timing and success of new services and technology enhancements introduced by our competitors, including free or low-priced promotional offers, which could impact both new customer growth and renewal rates;

•	the entry of new competitors in our markets;

•	technical difficulties or other factors that result in system downtime;

•	federal, state or foreign regulation affecting our business; and

•	weakness or uncertainty in general economic or industry conditions.
      It is possible that in one or more future quarters, due to any of the factors listed above, a combination of those factors or other reasons, our operating results may be below our expectations and the expectations of public market analysts and investors. In that event, the price of our shares of Class A common stock could decline substantially.
      In addition, in the past two years, we have experienced a substantial increase in the number of new customers who register domain names with us in our first fiscal quarter due to several factors, including the effects of our Super Bowl advertising and post-holiday consumer spending patterns. A significant spike in our operating expenses has occurred during the first quarter of each of 2005 and 2006 due to our Super Bowl advertising. These patterns could have an adverse impact on the trading price of our Class A common stock to the extent that they make it more difficult to predict our financial results in future periods.
We may not be able to grow our business unless we further develop our brand recognition and market our services in a cost-effective manner.
      A growing number of companies offer services that compete with ours. We believe that developing and maintaining our distinctive brand image are critical to attracting additional customers. Accordingly, we intend to continue pursuing an aggressive brand enhancement strategy consisting primarily of online and offline marketing initiatives. Some of our initiatives, such as our television advertisements, are expensive. If these sales and marketing expenditures do not result in increased revenue sufficient to offset these expenses, our business and operating results would be harmed. In addition, some of our advertisements, radio shows and marketing efforts have tended to be controversial, and our brand may be harmed if these advertisements are not well received in the marketplace.
      We use a variety of marketing channels to promote the Go Daddy brand, including online keyword search, television, radio and print advertising. If one or more of these channels, such as online keyword search, become unavailable to us because the costs of advertising become prohibitively expensive or for other reasons, we may become unable to promote our brand effectively, which could harm our ability to grow our business.
      If visitors to our website do not perceive our existing services to be valuable to them, or if we alter or modify our brand image, introduce new services, enter into new business ventures that are not favorably received, or fail to maintain customer service levels, customer perception of our brand could be harmed. If the value of our brand is diminished as a result of any or all of these factors, our business would likely suffer.
We face significant competition in the domain name registration and web-based services markets, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.
      We face significant competition from existing registrars and from new registrars that continue to enter the market. As of May 1, 2006, ICANN had accredited 667 registrars to register domain names in one or more of the generic top-level domains, or gTLDs, that it oversees. There are relatively few barriers to entry in this market, so as this market continues to develop we expect the number of competitors to increase. The continued entry into the domain name registration market of competitive registrars and unaccredited entities that act as resellers for registrars, and the rapid growth of some competitive registrars and resellers that have already entered the market, may make it difficult for us to maintain our current market share.
      The market for web-based services is intensely competitive and rapidly evolving. We expect competition to increase from existing competitors as well as from new market entrants. Most of our existing competitors are expanding the variety of services that they offer. These competitors include, among others, domain name registrars, website design firms, website hosting companies, Internet service providers, Internet portals and search engine companies, including Google, Microsoft, Network Solutions, VeriSign and Yahoo!. For a list of these competitors, see “Business — Competition.” Many of these competitors have greater resources, more brand recognition and consumer awareness, greater international scope and larger bases of customers than we do. As a result, we may not be able to compete successfully against them in future periods. This intense competition could also force us to enter into strategic partnering relationships with third parties and, to the extent we become reliant on these partners and these relationships are subsequently terminated, our revenue levels and operating results could be adversely affected.
      In particular, Microsoft, Google and Yahoo! have recently announced offerings or promotions that indicate that we may face greater competition from these companies in the future. Microsoft recently announced Office Live, a product targeted at businesses with fewer than ten employees that, once generally available, will allow them to register a domain name and establish a website that Microsoft would host. Microsoft has also announced that it will offer a free basic version of Office Live, which will be advertising supported, and that, for a paid monthly subscription, it will offer an enhanced version, which will include additional features and services that are similar to many of our current service offerings. Microsoft has indicated that its Office Live product will be integrated with Microsoft Office and other Microsoft desktop applications run by many small businesses that have functionality not offered by any of our services. In addition, Google recently announced its Google Page Creator product, which includes a website design tool together with free website hosting, as well as an online group calendaring product. Similarly, Yahoo!, through its Yahoo! Small Business portal, offers a number of web-based services, including website hosting, email, ecommerce and security services, that compete directly with many of our service offerings. Microsoft, Google and Yahoo!, as well as other large Internet companies, have the ability to offer these services for free or at a reduced price as part of a bundle with other service offerings. If these companies decide to devote greater resources to the development, promotion and sale of these new products and services, greater numbers of individuals and businesses may choose to use these competitors as their starting point for creating an online presence and as a general platform for running their online business operations. In addition, these and other large competitors, in an attempt to gain market share, may offer aggressive price discounts on the services they offer. These pricing pressures may require us to match these discounts in order to remain competitive, which would reduce our margins, or to lose customers altogether who decide to purchase the discounted service offerings of our competitors. As a result of these factors, in the future it may become increasingly difficult for us to compete successfully.
We may be required to reduce our selling prices in the future or may otherwise incur higher cost of revenue in our core businesses as a result of competitive pressures.
      Given the volatile nature of our industry, it is difficult to predict whether we will be able to maintain our average selling prices. We may be required, due to competitive pressures or otherwise, to reduce the prices we charge for our core domain name registration, website hosting and other services. If we reduce our prices, it would likely impact our profitability for these services, and could adversely affect our operating results. This could be particularly severe in our largest business, domain name registrations, where our cost of revenue is a relatively high percentage of related revenue compared to our other services and increases in fees we must pay to registries or ICANN are likely to occur in future periods. In addition, we have a significant number of resellers of our services, and our cost of revenue through these transactions is higher than for our direct sales. To the extent that our reseller base continues to grow and these sales increase as a percentage of total revenue, our cost of revenue levels would increase which, in turn, could impair our ability to establish or maintain long-term profitability.

      Our cost of revenue could also increase and our revenue could suffer if competitive pressures force us to alter our current arrangement with respect to advertising revenue we generate from “parked pages” — domain names we register that do not contain an active website. In each of 2005 and the first quarter of 2006, we generated $1.6 million in advertising revenue from parked pages, or approximately 1.2% and 3.3% of total revenue during these respective periods. We currently do not share with the registrants of the domain names on which these advertisements are served the revenue we receive from advertising on these parked pages. We expect revenue generated from advertising on parked pages to continue to represent a meaningful portion of total revenue in future periods. If over time we share this revenue from parked pages with the registrants of the domain names, our cost of revenue associated with parked pages would increase, which could harm our operating results.
If we are not successful in preserving our corporate culture and current levels of productivity as we grow, our business could be harmed.
      We believe that a key element of our corporate performance has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. If our growth adversely impacts our corporate culture, our business could be harmed.
      We have expanded our operations and our employee headcount significantly in recent periods and anticipate that further expansion will be required to realize our growth strategy. Our operations growth has placed significant demands on our management and other resources, which demands are likely to continue. To manage our future growth, we will need to attract, hire, retain and incentivize highly skilled and motivated officers, managers and employees. We will also need to improve existing systems and/or implement new infrastructure and systems relating to our operations and financial controls. In addition, we intend to continue to expand our operations by offering new and complementary services and by expanding our market presence through relationships with third parties. We may not be able to accomplish this expansion in a cost-effective or timely manner, or these efforts may not increase the overall market acceptance of our services. Expansion of our operations in this manner could also require significant additional expenditures and strain our management, financial and operational resources. If we are unable to successfully manage the growth we expect in our operations, we may be unable to execute our business model. This, in turn, could make us vulnerable to increased competitive pressures and harm our business.
If our customers do not renew their domain name registrations, or if they transfer their existing registrations to our competitors, and we fail to replace their business, our business would be adversely affected.
      Our success depends in large part on our customers’ renewals of their domain name registrations. Domain name registrations represented approximately 60% of total revenue in 2005 and 56% of total revenue in the first quarter of 2006, and our customer renewal rate for expiring domain name registrations was approximately 62% in 2005 and 63% in the first quarter of 2006. If we are unable to maintain or increase our overall renewal rates for domain name registrations or if any decrease in our renewal rates is not more than offset by increases in new customer growth rates, our customer base and our revenue would likely decrease. This would also reduce the number of domain name registration customers to whom we could market our other higher-margin services, thereby further potentially impacting our revenue and profitability, driving up our customer acquisition costs and harming our operating results. Since our strategy is to expand the number of services we provide to our customers, any decline in renewals of domain name registrations not offset by new domain name registrations would likely have an adverse effect on our business and results of operations.

If our customers do not find our on-demand service offerings appealing, or if we fail to establish ourselves as a reliable source for these services, our revenue may fall below current levels and our profitability would be adversely impacted.
      Our primary businesses, domain name registration and website hosting, together accounted for approximately 86% of total revenue during 2004, 82% of total revenue during 2005 and 79% of total revenue during the first quarter of 2006. As competition in the domain name registration and website hosting markets continues to intensify, a key aspect of our strategy is to diversify our revenue base by offering our customers an array of other value-added, higher-margin services. This strategy is still relatively unproven, as these services only accounted for approximately 14% of total revenue during 2004, 18% of total revenue during 2005 and 21% of total revenue during the first quarter of 2006. If we introduce services that do not function properly due to flaws in design, operation or interoperability, that fail to meet the needs of our customers, or that our customers simply do not purchase, we will likely be unable to realize a return on our investment in the development of these failed service offerings, which could harm our operating results. In addition, if, over time, our customers elect not to purchase our other services altogether because they do not perceive them as valuable or because we have not sufficiently differentiated them from those offered by our competitors, our revenue may decline below current levels. In such an event, our profitability would be adversely affected because our additional service offerings, such as email, our website design tool, our search engine optimization service and Secure Sockets Layer, or SSL, certificates, generally have lower cost of revenue as a percentage of total revenue than our core businesses of domain name registrations and website hosting. Thus, if we experience difficulty selling value-added services in future periods, our ability to achieve and sustain profitability would be harmed.
Our international expansion exposes us to business risks that could limit the effectiveness of our growth strategy and cause our results of operations to suffer.
      Expansion into international markets is an element of our growth strategy. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels and managing foreign personnel and operations will require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively impact our results of operations, including:

•	management, communication and integration problems resulting from cultural differences and geographic dispersion;

•	compliance with foreign laws, including laws regarding liability of online service providers for activities of customers and more stringent laws in foreign jurisdictions relating to the privacy and protection of third-party data;

•	accreditation and other regulatory requirements to provide domain name registration, website hosting and other services in foreign jurisdictions;

•	competition from companies with international operations, including large international competitors and entrenched local companies;

•	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

•	difficulties in protecting intellectual property rights in international jurisdictions;

•	political and economic instability in some international markets;

•	sufficiency of qualified labor pools in various international markets;

•	currency fluctuations and exchange rates;

•	potentially adverse tax consequences or inability to realize tax benefits; and

•	the lower level of adoption of the Internet in many international markets.

      We may not succeed in our efforts to expand our international presence as a result of the factors described above or other factors that may have an adverse impact on our overall financial condition and results of operations.
Because we are required to recognize revenue for our services over the term of the applicable agreement, changes in our sales may not be immediately reflected in our operating results.
      We recognize revenue from our customers ratably over the respective terms of their agreements with us as required by GAAP. Typically, our domain name registration agreements have terms that range from one to ten years, and our website hosting agreements have annual or month-to-month terms. Accordingly, increases in sales during a particular period do not translate into immediate, proportional increases in revenue during that period, and a substantial portion of the revenue that we recognize during a quarter is derived from deferred revenue from customer agreements that we entered into during previous quarters. As a result, we may not generate net earnings despite substantial sales activity during a particular period, since we are not allowed under GAAP to recognize all of the revenue from these sales immediately, and because we are required to reflect a significant portion of our related operating expenses in full during that period. Conversely the existence of substantial deferred revenue may prevent deteriorating sales activity from becoming immediately observable in our consolidated statement of operations.
      In addition, we may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue relative to planned expenditures could negatively impact our business and results of operations.
System failures or capacity constraints could reduce or limit traffic on our websites and harm our business.
      We have experienced system failures or outages in the past, and will likely experience future system failures or outages that disrupt the operation of our websites and harm our business. Our revenue depends in large part on the volume of traffic to our websites and on the number of customers whose websites we host on our servers. Accordingly, the performance, reliability and availability of our websites, servers for our corporate operations and infrastructure are critical to our reputation and our ability to generate a high volume of traffic to our websites and to attract and retain customers.
      We are continually expanding and enhancing our website features, technology and network infrastructure, and other technologies to accommodate substantial increases in the volume of traffic on our websites, the number of customer websites we host and the overall size of our customer base. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. We cannot predict whether additional network capacity will be available from third-party suppliers as we require it. In addition, our network or our suppliers’ networks might be unable to achieve in a timely manner or maintain data transmission capacity sufficiently high to process orders or download data effectively in a timely manner, especially if the volume of our customer orders increases. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our services.
      Our computer hardware operations and backup systems are located in our facilities in the Phoenix, Arizona area. If these locations experienced a significant system failure or interruption, our business would be harmed. In particular, in June 2006 we opened a new facility in Phoenix, Arizona to house some of our customer website hosting servers and servers for our corporate operations. If we experience system failures associated with opening this new facility, or thereafter, our website hosting operations could suffer, which, in turn, could harm our business.
      Our systems are also vulnerable to damage from fire, power loss, telecommunications failures, computer viruses, physical and electronic break-ins and similar events. The property and business interruption insurance we carry may not have coverage adequate to compensate us fully for losses that may occur.

If our security measures are breached and unauthorized access is obtained, existing and potential customers might not perceive our services as being secure and might terminate or fail to purchase our services.
      Our business involves the storage and transmission of personal information. If third parties succeed in penetrating our network security or otherwise misappropriate our customers’, or their customers’, personal or payment card information, we could be subject to liability. For example, hackers or individuals who attempt to breach our network security could, if successful, misappropriate personal information, suspend our website hosting operations or cause interruptions in our services. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against or alleviate these problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures and our reputation could be harmed and we could lose current and potential customers.
      These types of security breaches could result in claims against us for unauthorized purchases with payment card information, identity theft or other similar fraud claims as well as for other misuses of personal information, including for unauthorized marketing purposes, which could result in a material adverse effect on our business or financial condition. Moreover, these claims could cause us to incur penalties from payment card associations, including those resulting from our failure to adhere to industry data security standards, termination by payment card associations of our ability to accept credit or debit card payments, litigation and adverse publicity, any of which could have a material adverse effect on our business and financial condition.
      In addition, the U.S. Federal Trade Commission and certain state agencies have investigated various Internet companies’ use of their customers’ personal information. The federal government has also enacted laws protecting the privacy of consumers’ nonpublic personal information. Our failure to comply with existing laws, including those of foreign countries, the adoption of new laws or regulations regarding the use of personal information that require us to change the way we conduct our business or an investigation of our privacy practices could increase the costs of operating our business.
Any future acquisitions could disrupt our business and harm our financial condition and results of operations.
      We may decide to acquire businesses, products or technologies in order to expand our addressable market. We have not made any large acquisitions to date, and therefore our ability to execute acquisitions successfully is unproven. Any acquisition could require significant capital outlays and could involve many risks, including, but not limited to, the following:

•	to the extent an acquired company has a corporate culture different from ours, we may have difficulty assimilating this organization, which could lead to morale issues, increased turnover and lower productivity than anticipated, and could also have a negative impact on the culture of our existing organization;

•	we may be required to record substantial accounting charges;

•	an acquisition may involve entry into geographic or business markets in which we have little or no prior experience;

•	integrating acquired business operations, systems, employees, services and technologies into our existing business, workforce and services could be complex, time-consuming and expensive;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	we may incur debt in order to fund an acquisition, or we may assume debt or other liabilities, including litigation risk, of the acquired company; and

•	we may have to issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership position and could adversely affect the market price of our Class A common stock.
      Any of the foregoing or other factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. We may not be able to identify or consummate any future acquisitions on favorable terms, or at all. If we do effect an acquisition, it is possible that the financial markets or investors will view the acquisition negatively. Even if we successfully complete an acquisition, it could adversely affect our business.
We could face liability, or our corporate image might be impaired, as a result of the activities of our customers or the content of their websites.
      Our role as a registrar of domain names and a provider of website hosting services may subject us to potential liability for illegal activities by our customers on their websites. We provide an automated service that enables users to register domain names and populate websites with content. We do not monitor or review the appropriateness of the domain names we register or the content of our customer websites, and we have no control over the activities in which our customers engage. While we have adopted policies regarding illegal use of our services by our customers and retain authority to terminate domain name registrations and to take down websites that violate these policies, customers could nonetheless engage in these activities.
      Several bodies of law may be deemed to apply to us with respect to various customer activities. Because we operate in a relatively new and rapidly evolving industry, and since this field is characterized by rapid changes in technology and in new and growing illegal activity, these bodies of laws are constantly evolving. Some of the laws that apply to us with respect to customer activity include the following:

•	The Communications Decency Act of 1996, or CDA, generally exempts online service providers, such as Go Daddy, from liability for the activities of their customers unless the online service provider is participating in the illegal conduct. However, cases that are currently being litigated under the CDA, and cases that may be brought in the future, may expose us to liability in the future.

•	The Digital Millennium Copyright Act of 1998, or DMCA, provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. Under this statute, we generally are not liable for infringing content posted by third parties. However, if we receive a proper notice from a copyright owner alleging infringement of its protected works by web pages for which we provide hosting services, and we fail to remove or disable access to the allegedly infringing material, the owner may seek to impose liability on us for contributory or vicarious infringement.
      Although established statutory law and case law in these areas, to date, have generally shielded us from liability for customer activities, court rulings in pending or future litigation may serve to narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, notwithstanding the exculpatory language of these bodies of law, we are frequently embroiled in complaints and lawsuits which, even if ultimately resolved in our favor, add cost to our doing business and may divert management’s time and attention. Finally, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.
We may face liability or become involved in disputes over registration of domain names and control over websites.
      As a domain name registrar, we regularly become involved in disputes over registration of domain names. Most of these disputes arise as a result of a third party registering a domain name that is identical or similar to another party’s trademark or the name of a living person. These disputes are typically resolved through the Uniform Domain-Name Dispute-Resolution Policy, or the UDRP, ICANN’s administrative process for domain name dispute resolution, or less frequently through litigation under the Anticybersquatting Consumer Protect Act, or ACPA, or under general theories of trademark infringement or dilution. The UDRP generally does not impose liability on registrars, and the ACPA provides that registrars may not be held liable for registering or maintaining a domain name absent a showing of bad faith intent to profit or reckless disregard of a court order by the registrar. However, we may face liability if we fail to comply in a timely manner with procedural requirements under these rules. In addition, these processes typically require at least limited involvement by us, and therefore increase our cost of doing business. The volume of domain name registration disputes may increase in the future as the overall number of registered domain names increases.
      Domain name registrars also face potential tort law liability for their role in wrongful transfers of domain names. The leading case in this area, Kremen v. Cohen, involved a dispute over the transfer of a domain name by a registrar and ultimately resulted in a multi-million dollar judgment against the registrar for its failure to verify the accuracy of the request to transfer the domain name and its role in effecting the transfer. The safeguards and procedures we have adopted may not be successful in insulating us against liability from similar claims in the future. In addition, we face potential liability for other forms of “domain name hijacking,” including misappropriation by third parties of customer websites and attempts by third parties to operate these websites or to extort the customer whose website was misappropriated. Furthermore, our risk of incurring liability for a security breach on a customer website would increase if the security breach were to occur following our sale to a customer of an SSL certificate that proved ineffectual in preventing it. Finally, we are exposed to potential liability as a result of our private domain name registration service, wherein we become the domain name registrant, on a proxy basis, on behalf of our customers. While we have a policy of canceling privacy services on domain names giving rise to domain name disputes, the safeguards we have in place may not be sufficient to avoid liability in the future, which could increase our cost of doing business.
Our standard agreements might not be enforceable.
      We rely on standard agreements that govern the terms of the services we provide to our customers. These agreements contain a number of provisions intended to limit our potential liability arising from providing services to our customers, including liability resulting from our failure to register or maintain domain names properly, from downtime or poor performance with respect to our hosting services, or for insecure or fraudulent transactions where we have issued SSL certificates. As most of our customers purchase our services online, execution of our agreements by customers occurs electronically or, in the case of our terms of use, is deemed to occur because of a user’s continued use of the website following notice of those terms. We believe that our reliance on these agreements is consistent with the practices in our industry, but if a court were to find that either one of these methods of execution is invalid or that key provisions of our services agreements are unenforceable, we could be subject to liability that has a material adverse effect on our business or could be required to change our business practices in a way that increases our cost of doing business.
The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.
      To establish and protect our intellectual property rights, we rely on a combination of patent, copyright, service mark, trademark and trade secret laws and contractual restrictions, all of which offer only limited protection. We enter into agreements with our employees and contractors, and parties with which we do business, in order to limit access to and disclosure of our proprietary information. The steps we have taken to protect our intellectual property may not prevent the misappropriation of proprietary rights or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property. The enforcement of our intellectual property rights may depend on our taking legal action against these infringers, and we cannot be sure that these actions will be successful, even when our rights have been infringed.

      We currently have no issued patents, and existing patent applications may not result in issued and valid patents. Any future issued patents or registered trademarks or service marks might not be enforceable or provide adequate protection for our proprietary rights.
      Because of the global nature of the Internet, our websites can be viewed worldwide. However, we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services become available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.
If a third party asserts that we are infringing its intellectual property, whether or not it is true, it could subject us to costly and time-consuming litigation or cause us to obtain expensive licenses, which could harm our business.
      The software and Internet industries are generally characterized by the existence of large numbers of trade secrets, patents, trademarks, service marks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Several of our competitors are involved in litigation, defending against claims of patent infringement. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other types of communications. If a third party successfully asserts a claim that we are infringing its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable, or at all. As not all currently pending patent applications are publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third parties. We expect that the number of infringement claims will increase as the number of services and competitors in our industry grows. These claims against us, whether or not successful, could:

•	divert our management’s attention;

•	result in costly and time-consuming litigation;

•	require us to enter into royalty or licensing agreements, which might not be available on acceptable terms, or at all; or

•	require us to redesign our software and services to avoid infringement.
      As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. Even if we have not infringed a third party’s intellectual property rights, our legal defense could prove unsuccessful and require us to expend significant financial and management resources.
We may be unable to respond to the rapid technological changes in the industry, particularly in light of the internal development of our services, and our attempts to respond may require significant capital expenditures.
      The Internet and electronic commerce are characterized by rapid technological change. Sudden changes in user and customer requirements and preferences, the frequent introduction of new services embodying new technologies and the emergence of new industry standards and practices could make our services and systems obsolete. The rapid evolution of Internet-based applications and services will require that we continually improve the performance, features and reliability of our services. Our success will depend, in part, on our ability:

•	to develop new services and technologies that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      We have elected to develop substantially all of our services internally, rather than licensing or acquiring technology from third-party vendors. The development of new services is complex, and we may not be able to complete development in a timely manner, or at all. Our internal development teams may be unable to keep pace with new technological developments that affect the marketplace for our services. If relevant technological developments or changes in the market outpace our ability to develop services demanded by current and prospective customers, our existing services may be rendered obsolete, and we may be forced to license or acquire software and other technology from third parties, or we may lose existing customers and fail to attract new customers. If we are forced to shift our strategy toward licensing our core technology from third parties, it could prove to be more costly than internal development and adversely impact our operating results.
      The development of services and other proprietary technology involves significant technological and business risks and requires substantial expenditures and lead-time. We may be unable to use new technologies effectively or to adapt our internally developed technologies and services to customer requirements or emerging industry standards. In addition, as we offer new services and functionality, we will need to ensure that any new services and functionality are well integrated with our current services, particularly as we offer an increasing number of our services as part of bundled suites. To the extent that any new services offered by us do not interoperate well with our existing services, our ability to market and sell those new services would be adversely affected and our revenue level and ability to achieve and sustain profitability might be harmed.
Our business could be harmed if we are unable to sustain or improve our current conversion rate level in future periods.
      A key component of our operating model is to maximize our ability to convert visitors to our website into customers of our services. To achieve this objective, we closely monitor and analyze our conversion rate, or the ratio of domain names registered through our websites and our customer care center to the number of visits to our websites during that same period. A number of factors could negatively impact our conversion rate, including:

•	failure of our services to meet the needs of our customers because of poor performance or otherwise;

•	system failures that cause our websites or services to be unavailable;

•	security breaches or negative publicity that damage our brand and cause potential customers to lose trust in us;

•	competition, particularly if our competitors offer pricing for comparable services at lower rates than ours; or

•	deterioration in the perception of our general level of customer care.
      If any of these or other factors causes our conversion rate to decline, our revenue growth could slow and our business could be harmed. We may also be forced to reduce our prices to maintain or increase our conversion rate, which would harm our margins and could adversely affect our results of operations.
If customers fail to perceive our strong commitment to customer care as sufficiently valuable, or if we fail to maintain a consistently high level of customer service, then we will not be able to realize a sufficient return on our investment in customer care and support, and our operating results would be harmed.
      We believe our focus on customer care and support is critical to retaining, expanding and further penetrating our customer base. As a result, we have made significant investments in our customer care center and our customer care organization. As of March 31, 2006, our customer care center organization consisted of 752 employees, or 67% of our total employees. If we are unable to maintain a consistently high level of customer service due to excessive turnover in our customer care personnel or for other reasons, we may lose existing customers and find it more difficult to attract new customers. In addition, regardless of the performance of our customer care center, customers for domain name registration, website hosting and other web-based services base their purchasing decision on a number of factors, including price, functionality of services, brand name and ease of use. If our customers fail to perceive customer service and support as among the more important criteria on which they base their purchasing decisions, we may not be able to realize a sufficient return on investment for our extensive customer care organization, and our operating results would be harmed.
If we fail to develop and maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to conduct business and investor confidence in our company.
      We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on our internal control over financial reporting for the fiscal year ending one year after the effective date of our initial public offering. This report will contain, among other things, an assessment of the effectiveness of our internal control over financial reporting, including a statement regarding whether or not our internal control over financial reporting is effective. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. This report will also need to contain a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.
      We are just beginning the costly and challenging process of compiling system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation and testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our Class A common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.
Our failure to register, maintain, secure, transfer or renew the domain names that we process on behalf of our customers or to provide our other services to our customers without interruption could subject us to additional expenses, claims of loss or negative publicity that have a material adverse effect on our business.
      Clerical errors and system and process failures made by us may result in inaccurate and incomplete information in our database of domain names and in our failure to properly register or to maintain, secure, transfer or renew the registration of domain names that we process on behalf of our customers. In addition, any errors of this type might result in the interruption in provision of our other services. Our failure to properly register or to maintain, secure, transfer or renew the registration of our customers’ domain names or to provide our other services without interruption, even if we are not at fault, might result in our incurring significant expenses and might subject us to claims of loss or to negative publicity, which could harm our business.
      We have recently completed implementation of a revised process to meet new ICANN policies on how we transfer, and acknowledge the transfer of, domain names. Pursuant to these new policies, we are no longer be able to use certain safeguards that we had in place to acknowledge transfer requests, which could increase the risk of unauthorized or fraudulent transfers. These transfers could increase claims of loss or subject us to negative publicity, which could have a material adverse effect on our business.

Competition for qualified personnel, particularly management personnel, can be intense. To be successful, we must attract and retain qualified personnel.
      Our future success will depend on the ability of our management to operate effectively, both individually and as a group. The loss of any of our senior management — particularly Bob Parsons, our founder, chairman and chief executive officer — or other key development or sales and marketing personnel could adversely affect our future operating results. We believe that Mr. Parsons has been critical to the development of our corporate culture and corporate image, and has been instrumental in the growth of our business to date. If we lost the services of Mr. Parsons, we could incur serious damage to our corporate culture and marketing focus, which, in turn, could adversely impact our ability to achieve future growth.
      We have commenced an executive search to identify an experienced chief financial officer to succeed Michael J. Zimmerman, who is serving as our chief accounting officer and acting chief financial officer and as our principal financial officer during the pendency of the search. Competition for qualified financial executives is very intense, particularly for those candidates who have experience as a public company chief financial officer in the era of heightened compliance responsibilities resulting from the Sarbanes-Oxley Act and other Securities and Exchange Commission, or SEC, rulemaking. We may not be successful in hiring a qualified executive to be our chief financial officer.
      In addition, a significant portion of the stock options held by several of our key executive officers are vested, which presents the risk that these individuals may lack sufficient economic motivation to continue their employment with us in future periods. We also depend on our ability to retain and motivate high caliber personnel. Competition for qualified management, sales, technical and other personnel can be intense, and we may not be successful in attracting, retaining and motivating these personnel. We generally do not have employment contracts with our employees. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly senior management, sales personnel, and engineers and other technical personnel, could negatively affect our business.
Recently adopted regulations related to equity compensation could adversely affect our operating results and our ability to attract and retain key personnel.
      In recent years, we have used stock options as an important component of our employee compensation packages. We believe that stock options are an essential tool to link the long-term interests of our stockholders and our employees, especially executive management, and serve to motivate management to make decisions that will, in the long run, give the best returns to stockholders. The Financial Accounting Standards Board has announced changes to GAAP, effective for fiscal periods beginning after June 15, 2005, that require us to record a charge to earnings for employee stock option grants. These changes will adversely impact our operating results and may adversely affect our ability to attract and retain employees. In addition, regulations implemented by The Nasdaq Stock Market requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees in the future. To the extent that these or other new regulations make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could adversely affect our business.
If we do not maintain a low rate of payment card chargebacks, we may be subject to financial penalties, which would harm our operating results.
      A substantial majority of our revenue originates from online credit and debit card transactions. Under current payment card industry practices, we are liable for fraudulent and disputed payment card transactions because we do not obtain the cardholder’s signature at the time of the transaction. If we fail to maintain our chargeback rates at levels that are acceptable to the payment card associations, we will face the risk that one or more payment card associations may, at any time, assess penalties against us or terminate our ability to accept payment card payments from customers, which could harm our business and operating results.

If we are not able to secure additional financing on favorable terms, or at all, to meet our future capital needs, we may be unable to respond to business challenges and our business could be harmed.
      We may require additional capital to respond to business challenges, including the need to develop new or enhance existing services or enhance our operating infrastructure, fund expansion, respond to competitive pressures and acquire complementary businesses, services and technologies. Absent sufficient cash flows from operations, we may need to engage in equity or debt financings to secure additional funds to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need that funding. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including the shares of Class A common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital, to pay dividends and to pursue business opportunities, including potential acquisitions. In addition, if we decide to raise funds through debt or convertible debt financings, we may be unable to meet our interest or principal payments.
Risks Related to Our Industry
Governmental and regulatory policies or claims concerning the domain name registration system, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our domain name registration business.

ICANN Oversight of Domain Name Registration System
      In November 1998, the U.S. Department of Commerce authorized ICANN to oversee key aspects of the domain name registration system. Since then, ICANN has been subject to scrutiny by the U.S. government. For example, Congress has held hearings to evaluate ICANN’s selection process for new top-level domains. In addition, ICANN faces significant questions regarding its financial viability and efficacy as a private sector entity. ICANN may continue to alter both its long-term structure and its mission to address perceived shortcomings such as a lack of accountability to the public and a failure to maintain a representation of diverse interests on its board of directors. In May 2001, ICANN and VeriSign entered into an agreement under which VeriSign would operate the .com top-level domain registry until 2007, when the original agreement expires. ICANN and VeriSign have recently proposed renewal of this agreement through 2012, which, if given final approval by the U.S. Department of Commerce, could lead to VeriSign’s continuing to operate the .com top-level domain under this agreement indefinitely. We continue to face the risks that:

•	ICANN and, under their proposed new registry agreement, VeriSign may impose increased fees received for each .com domain name registration, which could put pressure on our operating results and pricing strategy;

•	the U.S. or any other government may reassess its decision to introduce competition into, or ICANN’s role in overseeing, the domain name registration market;

•	the terms of the registrar accreditation process could change in ways that are disadvantageous to us;

•	the Internet community or the U.S. Department of Commerce or U.S. Congress may refuse to recognize ICANN’s authority or support its policies, which could create instability in the domain name registration system; and

•	international regulatory bodies, such as the International Telecommunications Union, the United Nations or the European Union, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation in areas such as taxation and privacy.

      If any of these events occurs, it could create instability in the domain name registration system. These events could also disrupt or cause suspension of portions of our domain name registration business, which would result in dramatically reduced revenue.
      In addition, VeriSign may in the future decide to offer additional services that compete with our domain name registration services or other services. If VeriSign were to become a competitor of ours in our core business areas, VeriSign would likely enjoy a number of competitive advantages, including its position as the largest registry, as well as their greater financial and operational resources and customer awareness within our industry.

Governmental Regulation Affecting the Internet
      To date, government regulations have not materially restricted use of the Internet in most parts of the world. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. New laws may be passed, existing laws may be deemed to apply to the Internet, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. These changes could affect:

•	liability of online service providers for actions by customers, including fraud, illegal content, spam, phishing, libel and defamation, infringement of third-party intellectual property and other abusive conduct;

•	other claims based on the nature and content of Internet materials, such as pornography;

•	user privacy and security issues;

•	consumer protection;

•	sales and other taxes, including the value-added tax of the European Union member states;

•	characteristics and quality of services; and

•	cross-border commerce.
      The adoption of any new laws or regulations, or the application or interpretation of existing laws or regulations to the Internet, could hinder growth in use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, commerce and advertising. In addition, it could increase our costs of doing business, subject our business to increased liability or prevent us from delivering our services over the Internet, thereby harming our business and results of operations.
Each registry and the ICANN regulatory body impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it would have a significant impact upon our operating results.
      Each domain name registry imposes a fee for the registration of each domain name. For example, at present, VeriSign charges a $6.00 fee for names in the .com TLD, and ICANN charges a $0.25 fee for each domain name registered in the TLDs it oversees. We, in turn, currently charge our customers $8.95 for the registration of a .com domain name for a one-year term, plus the $0.25 ICANN fee, and this price includes basic advertising-supported shared website hosting, free blog service and a single email account. We have no control over registries or ICANN and generally cannot predict when they may increase their respective fees. If the U.S. Department of Commerce approves the new registry agreement that VeriSign and ICANN recently proposed, VeriSign would continue as the exclusive registry for the .com TLD and would be entitled to increase the fee it receives for each .com domain name registration by 7% annually in four of the six years through 2012, and potentially beyond that date. Any increase in registry or ICANN fees would need to be imposed as a surcharge, otherwise factored into the prices we charge our customers or absorbed by us. If we absorb these cost increases, or if these surcharges act as a deterrent generally to the growth in domain name registrations, we might find that our operating results are adversely impacted by these third-party fees.

As the number of available domain names diminishes over time, our domain name registration revenue and our overall business could be adversely impacted.
      As the number of available domain names diminishes over time, and if it is perceived that the most desirable domain names are generally unavailable, fewer Internet users might register domain names with us. There are a number of practices in the domain name marketplace, including domain name “tasting” and domain name “monetizing,” that result in desirable domain names rapidly becoming unavailable. Domain name tasting involves registering large numbers of domain names, with the intent of using the five-day grace period after initial registration to decide which domain names are most valuable, and then dropping the registration of the vast majority of those domain names that prove to be less valuable. Domain name monetizing involves utilizing domain names to generate paid, click-through advertising revenue from one-page websites, rather than building an active website. If domain name tasting and monetizing or other market practices that could develop significantly diminish the number of available domain names that are perceived as valuable, it could have an adverse effect on our domain name registration revenue and our overall business.
Our business and financial condition could be harmed materially if the administration and operation of the Internet no longer were to rely upon the existing domain name registration system.
      The domain name registration market continues to develop and adapt to changing technology. This development may include changes in the administration or operation of the Internet, including the creation and institution of alternate systems for directing Internet traffic without using the existing domain name registration system. Some of our competitors have begun registering domain names with extensions that rely on these alternate systems. These competitors are not subject to ICANN accreditation requirements and restrictions. In particular, competitors who develop workarounds to the existing domain name registration system may be able to avoid paying fees to the registry for domain names, which would give them a pricing advantage over us. Other competitors have attempted to introduce naming systems that use keywords rather than traditional domain names. The widespread acceptance of any alternative system could eliminate the need to register a domain name to establish an online presence and could materially adversely affect our business.
      Also, since approximately 73% of our domain names under management as of May 31, 2006 were in the .com TLD, we are substantially dependent upon the continued viability of VeriSign, which serves as the sole registry of the .com TLD. If VeriSign were unable to continue to operate as a registry for ..com domain names in its current manner as a result of financial difficulties, regulatory restrictions, litigation or otherwise, our .com domain name registration revenue could decline, and we could be subject to potential claims by our .com domain name registration customers, either of which would harm our financial condition and results of operations.
The introduction of tax laws targeting companies engaged in electronic commerce could materially adversely affect our business, financial condition and results of operations.
      We file tax returns in those countries and states where existing regulations applicable to traditional businesses require these filings. However, one or more countries or states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-jurisdiction companies, such as ours, that engage in or facilitate electronic commerce. A number of proposals have been made at various governmental levels that could impose taxes on the sale of services through the Internet or on the income derived from these sales. These proposals, if adopted, could substantially impair the growth of electronic commerce and materially adversely affect our business, financial condition and results of operations.
      On December 3, 2004, the President of the United States signed into law an extension of a moratorium on certain state and local taxation of online services and electronic commerce until November 1, 2007. This legislation is not a permanent ban, and any future imposition of these taxes could materially adversely affect our business, financial condition and results of operations.
      In addition, on July 1, 2003, the European Union required EU member states to implement a directive requiring non-EU providers of electronically supplied services to private individuals and non-business organizations in the EU to impose value-added taxes, or VAT, on these services. We anticipate that EU member states will be commencing their enforcement efforts in this area in the near term. Many tax authorities of the member states have yet to publish official guidance on the rules, but we already know that, if we are required to comply with this directive, we will have to implement system changes. These systems changes may be significant, and it is not yet clear which of our services, if any, would be subject to this directive. If one or more of our services were determined to be subject to this directive, we would not be in compliance with this directive and, as a result, we might be subject to enforcement proceedings relating to claims for VAT, plus interest and/or penalties, which could harm our business. In addition, imposition of VAT might also lead to some of the services that we offer in EU member states becoming more expensive relative to services rendered in those countries by EU businesses, which would put us at a competitive disadvantage if we were to pass along the VAT to our customers, or would reduce our profit margin if we were to absorb the VAT as an additional cost of our business.
      We are responsible for charging end customers certain taxes in numerous international jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. In the future, we may come under audit, which could result in changes to our tax estimates. We believe that we maintain adequate tax reserves to offset the potential liabilities that may arise upon audit. Although we believe our tax estimates and associated reserves are reasonable, the final determinations of tax audits and any related litigation could be materially different than the amounts that we have reserved for tax contingencies. To the extent that these estimates ultimately prove to be inaccurate, the associated reserves would be adjusted, resulting in our recording a benefit or expense in the period a final determination is made.
If Internet usage does not grow, or if the Internet does not continue to expand as a medium for information, communication and commerce, our business may suffer.
      Our success depends upon continued development and acceptance of the Internet as a medium for information, communication and commerce. The use of the Internet may not continue to grow at a pace similar to that of recent years, either within the U.S. or in international markets as a result of a variety of factors, including inadequate Internet infrastructure, security problems or privacy concerns. Any of these and a variety of other issues could slow the growth of the Internet, which could have an adverse effect on our results of operations.
Risks Related to This Offering and Our Class A Common Stock
The lower voting power of the Class A common stock relative to our Class B common stock may negatively affect the market value of our Class A common stock.
      Upon completion of this offering, we will have two classes of common stock: Class A common stock, which is the stock that we and the selling stockholders are selling in this offering and which will entitle holders to one vote per share, and Class B common stock, all of which will be beneficially owned by Bob Parsons and which will entitle him to two votes per share. Except in certain limited circumstances required by applicable law, holders of Class A common stock and Class B common stock will vote together as a single class on all matters to be voted on by our stockholders. Therefore, after the closing of this offering approximately                     % of the total voting power of our outstanding shares will be held by Mr. Parsons if the underwriters do not exercise their over-allotment option in full, or approximately           % if the underwriters exercise their over-allotment option in full. The difference in the voting power of our Class A common stock and Class B common stock could diminish the market value of our Class A common stock if investors attribute value to the superior voting rights of our Class B common stock and the power those rights confer.

For the foreseeable future, Bob Parsons and his affiliates will be able to control the selection of all members of our board of directors, as well as virtually every other matter that requires stockholder approval, which will severely limit the ability of other stockholders to influence corporate matters.
      Upon completion of this offering, Bob Parsons will beneficially own all of our Class B common stock. Pursuant to our certificate of incorporation, the holder of our Class B common stock may generally transfer these shares to family members and their lineal descendents, without those shares automatically converting into shares of Class A common stock. Because of this dual-class capital structure and the number of shares he beneficially owns, Bob Parsons, his affiliates, and his family members and lineal descendents will have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, even if they come to own considerably less than 50% of the total number of outstanding shares of our Class A and Class B common stock. Moreover, these persons may take actions in their own interests that you or our other stockholders do not view as beneficial. So long as Bob Parsons and his affiliates continue to control shares of Class B common stock representing more than one-third of the total number of outstanding shares of our Class A and Class B common stock combined, they will control a majority of the combined voting power of the Class A and Class B common stock.
We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have begun to incur and will incur substantial costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act and new rules implemented by the SEC and The Nasdaq Stock Market. In addition, our management team will also have to adapt to the requirements of being a public company, as none of our senior executive officers has experience as an executive in the public company environment since the adoption of the Sarbanes-Oxley Act. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect recent rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are unable currently to estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain coverage the same as or similar to coverage that used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, on committees of our board of directors or as our executive officers.
An active, liquid and orderly trading market for our Class A common stock may not develop.
      Prior to this offering, there has been no public market for any shares of our common stock. We, the selling stockholders and the representatives of the underwriters will determine the initial public offering price of our Class A common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	our ability to develop and market new and enhanced services on a timely basis;

•	announcements by us or our competitors of significant acquisitions, new services, contracts, commercial relationships or capital commitments;

•	whether we are able to introduce new services successfully to our customers;

•	the emergence of new markets that may affect our existing business or in which we may not be able to compete effectively;

•	commencement of, our involvement in, or results of litigation;

•	changes in governmental regulations or in the status of our ICANN accreditation or regulatory approvals;

•	changes in earnings estimates or recommendations by any public market analysts who elect to follow our stock;

•	any major change in our board of directors or management;

•	general economic conditions and slow or negative growth of our markets; and

•	political instability, natural disasters, war and/or events of terrorism.
      In addition, the stock market in general, and the market for Internet companies’ stock in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market prices of companies’ stock, including ours, regardless of their actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Provisions in our certificate of incorporation and bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable and enable our controlling stockholder to resist changes of control of our company or other transactions that might be favored by a substantial majority of our other stockholders.
      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	Our certificate of incorporation provides for a dual-class capital structure. As a result of this structure and the number of shares he beneficially owns, Bob Parsons, his affiliates and his family members and their lineal descendents will have control over virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as mergers or other sales of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that our other stockholders might view as beneficial.

•	Our stockholders may act by written consent so long as the holders of our Class B common stock hold a majority of the combined voting power of our Class A and Class B common stock. As a result, a holder or holders of Class B common stock would be able to act by written consent to delay or prevent a change of control that might be favored by the holders of Class A common stock.

•	When the holders of our Class B common stock no longer hold a majority of the combined voting power of our outstanding shares of Class A and Class B common stock, our stockholders will no longer be able to act by written consent. As a result, a holder or holders controlling a majority of the combined voting power of our outstanding shares of Class A and Class B common stock at that time would not be able to take certain actions except at a stockholders’ meeting, including approving a change of control of our company. The loss of our stockholders’ ability to act by written consent would therefore have an anti-takeover effect by increasing the difficulty of obtaining approval of change of control transactions.

•	Our board of directors has the sole right to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our certificate of incorporation prohibits cumulative voting in the election of directors. This will limit the ability of holders of Class A common stock and minority stockholders to elect director candidates.

•	Our board of directors is classified so that only a portion of our board will be elected each year. This could discourage proxy contests, make it more difficult for our stockholders to elect a new board of directors and discourage a change of control.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters to be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our certificate of incorporation authorizes us to issue shares of preferred stock with rights designated by our board of directors, without further stockholder approval. While this provides desirable flexibility in connection with possible acquisitions and other corporate purposes, any issued preferred stock could have the effect of delaying, discouraging or preventing a change of control of our company.
      As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may, in general, not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the corporation’s board of directors has approved the transaction.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
      The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value per share of our Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate dilution of $          in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $          per share.
Future sales of shares by our existing stockholder or existing option holders could cause our stock price to decline.
      If our existing stockholder or any of our existing option holders sells, or indicates an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of March 31, 2006, upon the closing of this offering, we will have outstanding a total of                      shares of Class A and Class B common stock. Of these shares, only the                      shares of Class A common stock sold in this offering by us and the selling stockholders will be freely tradable, without restriction, in the public market. Lehman Brothers and Merrill Lynch, however, may, in their sole discretion, permit our existing stockholder or option holders, who are subject to contractual lock-up agreements, to sell shares prior to the expiration of the lock-up agreement.
      The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to extension for up to an additional 34 days under certain circumstances. After the lock-up agreements expire, up to an additional                      shares of Class A common stock that are issuable upon conversion of shares of our Class B common stock beneficially owned by Bob Parsons will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, upon expiration of the lock-up agreements, up to            shares of Class A common stock that were subject to options outstanding as of March 31, 2006, other than shares subject to options exercised by a selling stockholder in order to sell shares in this offering, will become eligible for sale in the public market to the extent vested under the provisions of various option agreements. If these additional shares are sold, or if it is perceived that they may be sold, in the public market, the trading price of our Class A common stock could decline.
Because management has broad discretion regarding the use of the net proceeds from this offering, you may not agree with how we use them, and these proceeds may not be invested successfully.
      Our management will have broad discretion with respect to the net proceeds we receive from this offering. We currently intend to use the net proceeds from the offering for the repayment of currently outstanding indebtedness and for working capital and other general corporate purposes. You will be relying on the judgment of our management concerning these uses, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, either of which could cause the price of our Class A common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING
STATEMENTS AND INDUSTRY DATA
      This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are subject to substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, the statements under the caption “Our Growth Strategy” in the “Prospectus Summary” section, the statements under the caption “Our Growth Strategy” in the “Business” section, other statements regarding our strategies for growth, current development initiatives and future service offerings, statements regarding planned expenditures, including capital expenditures, expansion of our research and development and customer care and support organizations, and statements regarding other aspects of our business strategy, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict” or “potential,” the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section entitled “Risk Factors” and elsewhere in this prospectus. We qualify all of our forward-looking statements by these cautionary statements.
      Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our Class A common stock, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.
      You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
      This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by Euromonitor International, ICANN, IDC, Netcraft, the U.S. Census Bureau and Zooknic. These publications generally indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data.
      You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $           million from our sale of the                      shares of Class A common stock offered by us in this offering, based on an assumed initial public offering price of $           per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Members of our senior management are selling shares in this offering — see “Principal and Selling Stockholders.” We will not receive any of the net proceeds from the sale of shares by the selling stockholders.
      The principal purposes of this offering are to obtain additional capital, to create a public market for our Class A common stock and to facilitate our future access to the public equity markets. We intend to use a portion of the net proceeds to repay the entire outstanding balance under the loan from U.S. Bank described below, which was approximately $7.0 million as of March 31, 2006, as well as $0.2 million of additional indebtedness. We also anticipate that we will use the net proceeds received by us from this offering for working capital and other general corporate purposes, including expansion of our customer care and support and research and development organizations, capital expenditures, including further investment in the build-out of our data center and network infrastructure to support our growth, and the further development and expansion of our service offerings. In addition, we may use a portion of the proceeds of this offering for possible acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any acquisitions.
      In October 2005, we obtained a $7.1 million loan from U.S. Bank to finance the purchase of a building that we intend to use as a data center. The loan bears interest at a rate of 2.10% plus one-month LIBOR. We have entered into an interest rate swap to fix the effective interest rate at 6.98%.
      The amounts and timing of our actual expenditures will depend on numerous factors, including the amount of cash used in or generated by our operations, the status of our development efforts, sales and marketing activities, technological advances and competitive pressures. We therefore cannot estimate the amount of the net proceeds to be used for any of the purposes described above. We may find it necessary or advisable to use our net proceeds for other purposes, and we will have broad discretion in the application of our net proceeds. Pending the uses described above, we intend to invest the net proceeds from the sale of shares of our Class A common stock sold by us in this offering in short-term, interest-bearing, investment grade securities. We have implemented and maintain a prescribed investment policy in regards to our cash investments.
DIVIDEND POLICY
      Since our inception in 1997, we have operated as a subchapter S corporation with a single stockholder. Since 2002, we have made regular distributions to this stockholder based on our funds available for distribution. In 2004, we made distributions aggregating approximately $5.1 million to this stockholder. In 2005, we made distributions aggregating approximately $4.8 million to this stockholder. In the first quarter of 2006, we made distributions aggregating approximately $0.8 million to this stockholder. In addition, since March 31, 2006, we have made, and prior to our reincorporation and our conversion to a subchapter C corporation we expect to make, distributions aggregating approximately $3.0 million to this stockholder.
      Following our conversion to a subchapter C corporation and this offering, we do not currently expect to pay any cash dividends or other distributions. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION
      The following table sets forth our unaudited capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to aggregate distributions of $3.0 million paid or to be paid to our sole stockholder paid after March 31, 2006 and prior to our reincorporation, our reincorporation and institution of a dual-class capital structure, and the exercise of stock options to purchase shares of Class A common stock by a selling stockholder in order to sell shares in this offering; and

•	on a pro forma as adjusted basis to give effect to the automatic conversion of the shares being sold by a selling stockholder in this offering from Class B common stock to Class A common stock, our receipt of the net proceeds from the sale of shares of our Class A common stock offered by us at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our use of proceeds from this offering to repay approximately $7.2 million of outstanding indebtedness.
      You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

	March 31, 2006

				Pro Forma
	Actual	Pro Forma		As Adjusted

	(In thousands, except share and per share data)
Cash, cash equivalents and investments	$15,993	$		$

Total long-term debt, including current portion	$7,168		$7,168		$—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma or pro forma as adjusted	—		—		—
Common stock, $0.01 par value, 50,000,000 shares authorized, 36,601,656 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted	366		—		—
Class A common stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 36,601,656 shares authorized, 36,601,656 shares issued and outstanding, pro forma; 36,601,656 shares authorized, shares issued and outstanding, pro forma as adjusted	—		366
Additional paid-in capital	—
Accumulated deficit	(40,717)		(43,717)		(43,717)
Accumulated other comprehensive loss	(138)		(138)		(138)

Total stockholder’s equity (deficit)	(40,489)

Total capitalization	$(33,321)	$		$

      The actual column of the table above excludes 6,700,000 shares of Class A common stock reserved for issuance under our 2002 stock option plan, of which 6,616,300 shares were subject to outstanding options, with a weighted average exercise price of $2.24 per share, as of March 31, 2006. Since March 31, 2006, the Company has granted options to purchase an aggregate of 4,073,521 shares of Class A common stock with an exercise price of $14.52 per share.

DILUTION
      If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of Class A and Class B common stock outstanding.
      The pro forma net tangible book value of our Class A and Class B common stock as of March 31, 2006 was $(43.9) million, or $(1.20) per share of Class A and Class B common stock outstanding. The pro forma net tangible book value of our Class A and Class B common stock gives effect to:

•	aggregate distributions of $3.0 million paid or to be paid to our sole stockholder after March 31, 2006 and prior to our reincorporation;

•	the reincorporation and institution of a dual-class capital structure; and

•	the exercise of stock options to purchase shares of our Class A common stock by a selling stockholder in order to sell shares in this offering.
      Assuming the sale by us of                shares of Class A common stock offered in this offering at an initial public offering price of $           per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the application of offering proceeds to repay $7.2 million in outstanding indebtedness, the pro forma as adjusted net tangible book value of our Class A and Class B common stock as of March 31, 2006 would have been $               , or $                per share. This represents an immediate increase of net tangible book value of $           per share to our existing stockholders and an immediate dilution of $           per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share of common stock as of March 31, 2006, before giving effect to this offering	$(1.20)
Increase per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$

      The following table sets forth on the same pro forma as adjusted basis, as of March 31, 2006, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by our existing stockholders and by the new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

Total
	Shares Purchased			Consideration
Average Price
	Number	Percent		Amount	Per Share

Existing stockholders			%	$ *	$ *
New public investors

Total		100%		$

*	The amount of aggregate distributions to stockholders prior to this offering exceeds the total consideration paid for such shares.

      If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value per share as of March 31, 2006 would be $          , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $          to our existing stockholders and an immediate dilution per share to investors in this offering of $          . If the underwriters exercise their over-allotment option in full, our existing stockholders would own      % and our new investors would own      % of the total combined number of shares of our Class A and Class B common stock outstanding upon the closing of this offering, representing      % and      % of the combined voting power of these shares of Class A and Class B common stock, respectively, as a result of our dual-class capital structure.
      The above discussion and table assume no exercise, other than the exercise of stock options by a selling stockholder described above, of stock options to purchase 6,616,300 shares of Class A common stock outstanding as of March 31, 2006, with a weighted average exercise price of $2.24 per share. If all of these options, as well as the underwriters’ over-allotment option, were exercised, then our existing stockholders, including the holders of these options, would own      % and our new investors would own      % of the total combined number of shares of our Class A and Class B common stock outstanding upon the closing of this offering, representing      % and      % of the combined voting power of these shares of Class A and Class B common stock, respectively.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
      We present below our selected consolidated financial and operating data. The selected consolidated statement of operations and statement of cash flows data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2005 and 2006, the consolidated statement of cash flow data for the three months ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.
      You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.
      Our historical results are not necessarily indicative of the results to be expected in any future period. Our results of operations in the first quarters of 2005 and 2006 included significant marketing and advertising expenditures that we incurred in connection with our Super Bowl advertising campaign. We do not expect similar levels of expenditures in later quarters of 2006.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

Consolidated Statement	(In thousands, except share and per share data					) (Unaudited)
of Operations Data:
Revenue:
Domain name registration	$2,723	$10,615	$26,786	$48,008	$84,511	$16,509	$27,185
Website hosting	1,317	4,504	8,574	14,915	30,551	5,368	11,479
On-demand services and other revenue	683	1,472	3,922	10,039	24,696	3,975	10,262

Total revenue	4,273	16,591	39,282	72,962	139,758	25,852	48,926

Operating expenses:
Cost of revenue(1)	2,046	7,876	19,855	38,596	70,540	14,093	24,758
Research and development	2,358	752	3,513	5,348	9,705	2,360	3,422
Marketing and advertising	1,221	1,396	2,126	4,298	15,239	5,520	10,247
Selling, general and administrative	741	8,100	13,232	25,743	50,373	10,191	18,227
Depreciation and amortization	171	485	1,384	2,780	7,784	1,401	3,204

Total operating expenses	6,537	18,609	40,110	76,765	153,641	33,565	59,858

Loss from operations	(2,264)	(2,018)	(828)	(3,803)	(13,883)	(7,713)	(10,932)
Other income (expense):
Interest income (expense), net	5	25	54	112	(5)	22	73
Other income (expense)	(82)	117	—	—	2,283	2,000	1,328

Net loss	$(2,341)	$(1,876)	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)

Basic and diluted net loss per share	$(0.06)	$(0.05)	$(0.02)	$(0.10)	$(0.32)	$(0.16)	$(0.26)
Shares used to compute basic and diluted net loss per share	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656

(1)	Excluding depreciation and amortization, which is shown separately.

     We are a subchapter S corporation and therefore we have not reflected deferred taxes in our consolidated financial statements. We are not required to pay federal and state corporate income taxes until the revocation of our subchapter S corporation status. The statements of operations data do not include a pro forma adjustment for the income taxes, calculated in accordance with SFAS No. 109, Accounting for Income Taxes, that would have been recorded if we were a subchapter C corporation, because we would have provided a full valuation allowance on our net deferred tax assets and thus no income tax provision would have been recorded.

	As of December 31,
						As of
	2001	2002	2003	2004	2005	March 31, 2006

						(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$371	$1,622	$4,276	$8,821	$13,599	$15,993
Working capital deficit	(1,754)	(3,865)	(7,107)	(17,338)	(37,986)	(51,452)
Total assets	5,501	15,869	35,236	65,615	124,192	145,018
Deferred revenue	6,052	17,416	37,328	71,213	129,764	156,217
Total long-term debt, including current portion	—		—	—	7,043	7,168
Total stockholder’s deficit	(1,405)	(3,469)	(4,848)	(13,730)	(30,186)	(40,489)

	Year Ended December 31,			Three Months
				Ended
	2003	2004	2005	March 31, 2006

				(Unaudited)
	(In thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$7,656	$15,450	$30,637	$9,727

	As of December 31,
				As of
	2003	2004	2005	March 31, 2006

	(In thousands)
Customer Data (Unaudited):
Total domain names under management	3,855	6,956	11,344	13,082
Total customers under contract	973	1,540	2,438	2,749

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence. We derive our revenue primarily from domain name registration, website hosting and on-demand and other services. We are the world’s largest domain name registrar, with approximately 14.2 million domain names under management as of May 31, 2006, and North America’s largest shared website hosting provider. We target the individual and small business markets by seeking to provide a “one-stop shop” for establishing and maintaining an online presence. Our domain name registration services act as a gateway product for our website hosting, on-demand and other services. We increased total revenue from $4.3 million in 2001 to $139.8 million in 2005.
      Our company was founded in January 1997 as Jomax Technologies by Bob Parsons, our chairman, chief executive officer and, prior to this offering, sole stockholder. In 1998, we introduced our first software application, which allowed customers to create their own websites, and started offering shared website hosting services. In 2000, we became an accredited domain name registrar and began to offer domain name registration services. Since 2001, we have introduced many additional services, including email, ecommerce tools, website analytics, SSL certificates and on-demand website creation services, among others. We have operated as a subchapter S corporation since inception, but in connection with this offering we are converting Go Daddy into a subchapter C corporation.
      Our business model is characterized by non-refundable, up-front payments, which lead to recurring revenue and positive operating cash flow. We currently offer over 30 value-oriented services, which can be purchased independently or as bundled suites targeted to meet the specific needs of our customers. We offer our services through our websites and our customer care center. We also offer our services through our wholly-owned subsidiary, Wild West Domains, which manages over 20,000 resellers of our services.
Key Business Metrics
      We monitor a number of key business metrics to help forecast growth, establish budgets and measure the effectiveness of our marketing efforts and operational strategies. These metrics include:
      Operating Cash Flow. Our goal is to generate long-term, sustainable growth in operating cash flow. Customers register domain names and purchase most of our other services by entering into contracts that are paid up front, but for which we typically recognize the associated revenue ratably over the contractual term. Similarly, we pay an up-front fee to the relevant registry for each domain name registration and we recognize this expense ratably over the term of the domain name registration contract. Because of our revenue and cost recognition policies, changes in sales volume of our services have an immediate impact on our operating cash flow, while the revenue impact is typically distributed across several periods. In addition, operating expenses, other than cost of revenue, are typically expensed in the period in which they occurred. We therefore closely monitor operating cash flow as an indicator of our performance in a given period and of our ability to fund future growth. If there is an upturn or downturn in our conversion rate of website visitors, average order size or renewal rates — some of the other key business metrics we track — then we would expect our operating cash flow to rise or fall correspondingly. Our operating cash flow was $7.7 million in 2003, $15.5 million in 2004, $30.6 million in 2005 and $9.7 million in the first quarter of 2006.

      Deferred Revenue. Because customers pay us for substantially all of our services in advance of our recognizing the related revenue, we typically have a significant deferred revenue balance on our balance sheet. As we provide services during the term of a customer contract, the deferred revenue balance associated with that contract decreases on a ratable basis. Accordingly, deferred revenue provides a measure of predictability to our future revenue and cost of revenue. Our deferred revenue balance at March 31, 2006 was $156.2 million, of which $105.8 million was considered short-term because it would be recognized within one year. Of the amount of deferred revenue recorded at March 31, 2006, the amount expected to be recognized as revenue in future periods is as follows:

	2006(1)	2007	2008	2009	2010	Thereafter	Total

Domain name registration	$58,276	$26,684	$8,882	$5,542	$3,741	$7,379	$110,504
Website hosting	17,377	6,160	1,331	473	268	242	25,851
On-demand services and other revenue	15,034	3,647	670	216	136	159	19,862

Total	$90,687	$36,491	$10,883	$6,231	$4,145	$7,780	$156,217

(1)	The 2006 period reflects revenue expected to be recognized for the period April 1, 2006 to December 31, 2006.
     Conversion Rate. Domain name registrations are the primary driver of our overall business. Accordingly, we closely monitor our conversion rate, which we measure as the ratio of domain names registered through our websites and our customer care center to the number of visits to our websites during the same period. This metric provides insight into the effectiveness of our websites, from which we derive a majority of total revenue. Because we can measure conversion rate on a real-time basis, we can quickly identify positive and negative changes in customer behavior on our websites and respond to those changes in a timely manner.
      Total Number of Orders and Average Order Size. A key component of our business model is offering customers other services in addition to our domain name registration services. We closely monitor total number of orders and average order size as indicators of the frequency with which website hosting and other services are purchased together with our core domain name registration services. We focus on total number of orders and average order size by point of purchase, including our website, customer care center and automatic billing, and by type of customer, including new and repeat customers. We have found that customers typically place multiple additional orders within the first year after their initial purchases from us. Our total number of orders across all points of purchase and for all types of customers was approximately 2.9 million in 2003, approximately 5.1 million in 2004, approximately 7.7 million in 2005 and approximately 2.7 million in the first quarter of 2006, and our average order size was $20.14 in 2003, $21.23 in 2004, $26.81 in 2005 and $29.37 in the first quarter of 2006.
      Renewal Rates. We closely monitor renewal rates for our services and, in particular, the renewal rate for domain name registration services, as these services comprise a majority of total revenue. Many of our customers use our automatic renewal option for their services. Our on-demand services are typically purchased by customers who have purchased domain name registration services from us. As a result, a change in the renewal rate for expiring domain name registrations is often a leading indicator of similar changes in revenue from our other on-demand services. Our customer renewal rate for expiring domain name registrations was approximately 61% in 2003, 62% in 2004, 62% in 2005 and 63% in the first quarter of 2006.
Sources of Revenue
      We derive substantially all of our revenue from the sale of domain name registration, website hosting and on-demand and other services. A significant portion of total revenue comes from customers purchasing bundled suites of multiple services. As a result, we must allocate the total revenue recognized to the different types of services that are bundled. Consequently, revenue in each of the three categories below includes revenue from the sale of stand-alone services as well as revenue allocated from sales of bundled services. We sell our services primarily through direct sales and, to a lesser extent, through our network of resellers, which accounted for approximately 14% total revenue in 2005 and 13% of total revenue in the first quarter of 2006. No single customer accounted for more than 5% of total revenue in 2003, 2004, 2005 or the first quarter of 2006.
      Domain Name Registration. Domain name registration revenue consists of domain name registrations, renewals and transfers, domain name privacy, domain name application fees, domain name back-orders and ICANN fee surcharges. We derived 60% of total revenue in 2005 and 56% of total revenue in the first quarter of 2006 from the sale of domain name registration services. Our domain name registration contracts have terms of between one and ten years, with a majority having a one-year term. We currently sell our standard domain name registration services for the .com TLD, together with basic advertising-supported website hosting, free blog service and a single email account, for $8.95 per year for a one-year term. We offer discounts to purchasers of multiple domain names, multi-year contracts and larger multi-service bundles. We defer domain name registration revenue at the time of registration and recognize it on a daily basis over the term of the contract.
      We expect our domain name registration revenue to increase in absolute dollars, but to continue to decrease as a percentage of total revenue in future periods as we expect that our on-demand services and other revenue will continue to increase at a more rapid rate.
      Website Hosting. We generate website hosting revenue through the sale of website hosting services. Customers most frequently purchase website hosting on an annual basis, but it is also available on a monthly basis or for longer periods. The fees we charge for website hosting services differ based on the type of hosting plan purchased and the amount of data storage, bandwidth and other services included. Our current hosting plan pricing starts at $3.99 per month for shared hosting, $34.99 per month for virtual dedicated hosting, and $88.99 per month for dedicated hosting. Website hosting fees are generally paid up front, but we defer the associated revenue and recognize it on a daily basis over the term of the contract.
      We expect that our website hosting revenue will increase in absolute dollars, but will not increase or decrease materially as a percentage of total revenue in future periods.
      On-Demand Services and Other Revenue. Our on-demand services currently include our online shopping cart, our website building service, email accounts, our search engine optimization service, our email marketing service, and our fax thru email service. We generally sell our on-demand services on either an annual or a monthly basis, depending on the service. We defer revenue from on-demand services and recognize it on a daily basis over the term of the contract.
      Our other revenue sources include SSL certificates for secure online transacting, domain name appraisal and auction services, enrollment fees paid to us by our resellers and advertising on “parked pages.” Parked pages are domain names registered with us that do not yet contain an active website. We recognize revenue from these sources, other than enrollment fees, immediately upon completion of the service, ratably over the term of the service contract or, in the case of advertising, on a per-click basis.
      We anticipate that our on-demand services and other revenue will continue to increase in absolute dollars and as a percentage of total revenue in future periods as we continue to sell additional on-demand services to our customer base, to develop and offer new services and to increase our advertising revenue from parked pages.
Costs and Expenses
      Cost of Revenue. Cost of revenue consists principally of domain name registry fees paid by us to the TLD registries and ICANN and, to a lesser extent, costs associated with computer hosting equipment, data center expenses related to our website hosting services, payment card fees and payments made to resellers. Cost of revenue does not include depreciation and amortization expenses. Our cost of revenue for domain name registrations differs depending on the TLD. We currently pay domain name registry fees of $6.00 per year for each .com, ..org and .us domain name registration, $4.25 per year for each .net domain name registration, $5.30 per year for each .biz domain name registration, and $5.75 per year for each .info domain name registration. Approximately 73% of the domain names we had under management as of May 31, 2006 were in the .com TLD. We also pay a fee to ICANN of $0.25 per year for each domain name registered in TLDs administered by ICANN. Registry and ICANN fees represented approximately 82% of our total cost of revenue in 2005 and 79% of our total cost of revenue in the first quarter of 2006. We pay these fees in full at the time a customer registers a domain name through us. We capitalize these fees, include them on our balance sheet as prepaid domain name registry fees and amortize them to cost of revenue over the term of the related contract. Excluding the payment of registry and ICANN fees, our costs to maintain a domain name registration are negligible.
      We expect that, as our domain name registration revenue increases in absolute dollars in future periods, the dollar amount of our cost of revenue will increase correspondingly. We expect that our cost of revenue as a percentage of total revenue will be adversely impacted if the U.S. Department of Commerce approves the proposed new registry agreement between ICANN and VeriSign relating to the management of the .com TLD. This agreement would allow VeriSign to increase the fee it charges registrars for each .com domain registration by 7% annually in four of the six years through 2012, and potentially beyond that date. We expect that domain name registry fees relating to other TLDs, such as the .net TLD, may also increase in future periods as a result of the renewal of agreements with ICANN.
      Our website hosting revenue and on-demand services and other revenue generate substantially higher margins than our domain name registration revenue and, as a result, our cost of revenue as a percentage of total revenue depends on the mix of domain name registration revenue and other types of revenue. We expect our cost of revenue as a percentage of total revenue to decrease in the future as on-demand services and other revenue becomes a greater percentage of total revenue.
      Research and Development. Research and development expenses consist primarily of salaries and related expenses for personnel involved in developing new services and maintaining and enhancing our existing services. We expect research and development expenses to increase in absolute dollars in the future as we continue to invest additional resources to develop new services and enhance our existing services.
      Marketing and Advertising. Marketing and advertising expenses consist primarily of online and offline advertising costs and marketing personnel salaries and related expenses. In 2003 and 2004, advertising expenses primarily related to online search engine advertising. In 2005, advertising expenses consisted of both online and offline advertising, including a commercial in the 2005 Super Bowl and subsequent cable television advertising. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue in the future depending on the size and scope of our future marketing and advertising campaigns. As a result of the expenses we incurred in connection with our 2006 Super Bowl advertising campaign, we expect marketing and advertising expenses to be higher in 2006 than in 2005. Should we choose to run television advertisements in connection with future Super Bowls, we expect our marketing and advertising expenses to increase significantly in the first quarter of future years on a sequential quarterly basis, consistent with a similar increase we experienced from the fourth quarter of 2005 to the first quarter of 2006. In addition, we expect our marketing and advertising expenses would increase if we decide to expand our international presence, as we may in such an event increase our marketing budget to grow our international customer base.
      Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries and related expenses for personnel performing customer care and support, executive, accounting, legal and information technology functions, professional fees, rent expense, internal-use software licenses, overhead and other corporate expenses. We expect selling, general and administrative expenses to increase in absolute dollars in the future as a result of further investments in our customer care center, increased salary and related expenses associated with increased headcount in our finance and legal departments, increased executive- and director-level compensation, and higher professional fees and expenses associated with being a public reporting company. In addition, we expect our selling, general and administrative expenses would increase if we decide to expand our international presence and, in particular, if we decide to establish physical operations outside of the U.S.

      Depreciation and Amortization. Depreciation and amortization expenses consist of charges relating to the depreciation and amortization of all of the property and equipment used in our business. We expect depreciation and amortization expenses to increase in absolute dollars in future periods as a result of our purchase of a new data center facility in 2005, and as we continue to make capital investments in hardware and other equipment, particularly in support of the further expansion of our website hosting services.
      Share-Based Compensation. Our historical operating expenses have not included share-based compensation expense related to stock options issued to employees, since no outstanding stock options are exercisable prior to the earlier of a change of control of our company or our common stock being listed and publicly traded on a U.S. stock exchange. All outstanding vested stock options will become exercisable following this offering. Since they are not yet exercisable, the stock options granted prior to December 31, 2005 are considered to be variable awards and the measurement date will occur only when exercise of the options becomes probable. At March 31, 2006, the exercisability of our stock options had not yet been deemed probable and as a result no compensation expense was recorded. We expect to record a substantial charge relating to share-based compensation in the quarter in which this offering occurs and to record smaller charges thereafter as these stock options vest further. Beginning in the first quarter of 2006, Statement of Financial Accounting Standards, or SFAS, No. 123R, requires us to compute the fair value of stock awards as of the date of grant. The actual amount of share-based compensation expense we record depends on a number of factors, including the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the volatility of our stock price over time.
      Based on the fair value of our common stock of $13.53 at March 31, 2006, the amount of unrecognized compensation expense resulting from our outstanding stock options would have been approximately $76.3 million at March 31, 2006, of which approximately $67.8 million was related to vested stock options. This compensation expense charge, when taken, would be allocated among research and development expenses, marketing and advertising expenses, and selling, general and administrative expenses based on the job function of the holders of the outstanding stock options. The fair value of our common stock was based upon a retrospective valuation analysis performed by an independent third-party valuation firm, and is inherently uncertain and highly subjective. The final measurement date related to stock options granted prior to January 1, 2006 will be the date on which an initial public offering occurs. Although it is reasonable to expect that the completion of the initial public offering will add value to the shares underlying the stock options because they will have increased liquidity and marketability, the amount of additional value cannot be estimated with precision or certainty.
      Based on the fair value of our common stock of $13.53 at March 31, 2006, the compensation expense charge would have been allocated as follows (in thousands):

Research and development expenses	$8,666
Marketing and advertising expenses	24,395
Selling, general and administrative expenses	34,786

$67,847

      Based on an assumed initial public offering price of $          , the amount of unrecognized compensation expense resulting from our outstanding stock options would be approximately $           million, of which approximately $           million would relate to vested stock options. We expect to record this latter amount as a charge to operations in the third quarter of 2006 and to allocate it as follows (in thousands):

Research and development expenses	$
Marketing and advertising expenses
Selling, general and administrative expenses

$

Results of Operations
      The following table presents our selected consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated:

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
Revenue:
Domain name registration	68%	66%	60%	64%	56%
Website hosting	22	20	22	21	23
On-demand services and other revenue	10	14	18	15	21

Total revenue	100	100	100	100	100

Operating expenses:
Cost of revenue	50	53	50	55	51
Research and development	9	7	7	9	7
Marketing and advertising	5	6	11	21	21
Selling, general and administrative	34	35	36	39	37
Depreciation and amortization	4	4	6	5	7

Total operating expenses	102	105	110	130	122

Loss from operations	(2)	(5)	(10)	(30)	(22)
Interest and other income, net:	—	—	2	8	3

Net loss	(2)%	(5)%	(8)%	(22)%	(19)%

Comparison of the Results of Operations for the First Quarters of 2005 and 2006

Total Revenue

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Domain name registration	$16,509	$27,185
Website hosting	5,368	11,479
On-demand services and other revenue	3,975	10,262

Total revenue	$25,852	$48,926

      Total revenue increased 89% from $25.9 million in the first quarter of 2005 to $48.9 million in the first quarter of 2006.
      Domain Name Registration. Domain name registration revenue increased 65% from $16.5 million in the first quarter of 2005 to $27.2 million in the first quarter of 2006. Domain name registration revenue declined from 64% of total revenue in the first quarter of 2005 to 56% of total revenue in the first quarter of 2006. This increase in absolute dollars was attributable primarily to approximately 7.4 million new domain name registrations in the twelve months ended March 31, 2006 that resulted from higher traffic volume to our website and to increased rates of conversion of that traffic into domain name registration customers. The decrease in domain name registration revenue as a percentage of total revenue from the first quarter of 2005 to the first quarter of 2006 was due primarily to more rapid growth in website hosting revenue and on-

demand services and other revenue. We had approximately 8.0 million domain names under management as of March 31, 2005 and approximately 13.1 million domain names under management as of March 31, 2006.
      Website Hosting. Website hosting revenue increased 114% from $5.4 million in the first quarter of 2005 to $11.5 million in the first quarter of 2006. Website hosting revenue increased from 21% of total revenue in the first quarter of 2005 to 23% of total revenue in the first quarter of 2006. This increase in absolute dollars was attributable primarily to an increased volume of sales of website hosting services, including sales of website hosting services as part of our bundled service offerings, consistent with a corresponding overall increase in new domain name registration customers.
      On-Demand Services and Other Revenue. On-demand services and other revenue increased 158% from $4.0 million in the first quarter of 2005 to $10.3 million in the first quarter of 2006. On-demand services and other revenue increased from 15% of total revenue in the first quarter of 2005 to 21% of total revenue in the first quarter of 2006. This increase in absolute dollars was attributable primarily to an increase in new customers purchasing domain name registrations and website hosting services from us who also purchased on-demand and other services. To a lesser extent, this increase was due to $1.6 million from our delivery of third-party advertisements on “parked pages,” which we initiated in the second half of 2005.

Operating Expenses

Cost of Revenue

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Cost of revenue	$14,093	$24,758
      Cost of revenue increased 76% from $14.1 million in the first quarter of 2005 to $24.8 million in the first quarter of 2006. Cost of revenue comprised 55% of total revenue in the first quarter of 2005 and 51% of total revenue in the first quarter of 2006. This increase in cost of revenue in absolute dollars was due primarily to an increase of $8.0 million in fees paid to registries and ICANN as a result of increases in the volume of domain name registrations sold and renewed. To a lesser extent, this increase was due to a $1.0 million increase in payment card fees resulting from the increase in overall sales volume, a $0.7 million increase in data center expenses associated with the overall increase in website hosting sales volume and a $0.8 million increase in amounts paid to resellers resulting from increased reseller sales volume. The decrease in cost of revenue as a percentage of total revenue was attributable to more rapid growth in website hosting revenue and on-demand services and other revenue as compared with domain name registration revenue, which has a relatively higher cost of revenue.

Research and Development Expenses

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Research and development	$2,360	$3,422
      Research and development expenses increased 45% from $2.4 million in the first quarter of 2005 to $3.4 million in the first quarter of 2006. Research and development expenses in absolute dollars comprised 9% of total revenue in the first quarter of 2005 and 7% of total revenue in the first quarter of 2006. This increase in research and development expenses was due primarily to an increase in employee headcount from 95 employees as of March 31, 2005 to 116 employees as of March 31, 2006 and related costs.

Marketing and Advertising Expenses

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Marketing and advertising	$5,520	$10,247
      Marketing and advertising expenses increased 86% from $5.5 million in the first quarter of 2005 to $10.2 million in the first quarter of 2006. Marketing and advertising expenses comprised 21% of total revenue in the first quarter of each of 2005 and 2006. This increase in marketing and advertising expenses in absolute dollars was due primarily to a $3.5 million increase in our television advertising during the NFL Playoff games and the Super Bowl in 2006. To a lesser extent, this increase was attributable to a $1.0 million increase in spending on online advertisements, primarily comprised of keywords purchased on major search engines, and to increased marketing headcount and related costs.

Selling, General and Administrative Expenses

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Selling, general and administrative	$10,191	$18,227
      Selling, general and administrative expenses increased 79% from $10.2 million in the first quarter of 2005 to $18.2 million in the first quarter of 2006. Selling, general and administrative expenses comprised 39% of total revenue in the first quarter of 2005 and 37% of total revenue in the first quarter of 2006. This increase in selling, general and administrative expenses in absolute dollars was due primarily to a $6.6 million increase in salaries and related expenses for newly hired personnel in our customer care center and other areas of our business. To a lesser extent, this increase was due to an increase of $0.9 million in non-capitalizable equipment and software expense and an increase of $0.3 million in rent expense associated with two new facilities and expansions of our two other facilities.

Depreciation and Amortization Expenses

	Three Months
	Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Depreciation and amortization	$1,401	$3,204
      Depreciation and amortization expenses increased 129% from $1.4 million in the first quarter of 2005 to $3.2 million in the first quarter of 2006. Depreciation and amortization expenses comprised 5% of total revenue in the first quarter of 2005 and 7% of total revenue in the first quarter of 2006. This increase in depreciation and amortization expenses in absolute dollars was due primarily to a $1.6 million increase in depreciation expense relating to computer hardware purchases. To a lesser extent, this increase was due to a $0.2 million increase related to leasehold improvements in connection with expansion of facilities, including our new data center.

Interest and Other Income, Net
      Interest and other income, net was $2.0 million in the first quarter of 2005 compared with $1.4 million in the first quarter of 2006. Interest and other income, net in the first quarter of 2005 was comprised of $2.0 million received by us in settlement of a legal dispute involving breach of contract by a third party, and in the first quarter of 2006 was comprised primarily of $1.3 million received by us for a hosting promotion for a third party. We expect other income from this website hosting promotion to increase in the second quarter of 2006, and to decline in future periods thereafter.
Comparison of the Results of Operations for 2003, 2004 and 2005

Total Revenue

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(In thousands)
Domain name registration	$26,786	$48,008	$84,511	79%	76%
Website hosting	8,574	14,915	30,551	74	105
On-demand services and other revenue	3,922	10,039	24,696	156	146

Total revenue	$39,282	$72,962	$139,758	86	92

      Total revenue increased 86% from $39.3 million in 2003 to $73.0 million in 2004 and an additional 92% to $139.8 million in 2005. Our number of customers under contract increased from approximately 1.0 million as of December 31, 2003 to approximately 1.5 million as of December 31, 2004, and to approximately 2.4 million as of December 31, 2005. Our average order size across all points of purchase and for all customers increased from $20.14 in 2003 to $21.23 in 2004 and to $26.81 in 2005.
      Domain Name Registration. Domain name registration revenue increased 79% from $26.8 million in 2003 to $48.0 million in 2004 and an additional 76% to $84.5 million in 2005. Domain name registration revenue declined from 68% of total revenue in 2003, to 66% of total revenue in 2004 and 60% of total revenue in 2005.
      The increase in domain name registration revenue from 2003 to 2005 in absolute dollars was attributable primarily to approximately 9.8 million new domain name registrations over the two years ended December 31, 2005 that resulted from higher traffic volume to our websites and to increased rates of conversion of that traffic into domain name registration customers. We believe this increase in traffic levels was due to overall industry growth and to increased consumer awareness of our brand. The decrease in domain name registration revenue as a percentage of total revenue from 2003 to 2005 was due primarily to more rapid growth in on-demand services and other revenue.
      We had approximately 3.9 million domain names under management as of December 31, 2003, approximately 7.0 million as of December 31, 2004, and approximately 11.3 million as of December 31, 2005.
      Website Hosting. Website hosting revenue increased 74% from $8.6 million in 2003 to $14.9 million in 2004 and an additional 105% to $30.6 million in 2005. Website hosting revenue comprised 22% of total revenue in 2003, 20% of total revenue in 2004, and 22% of total revenue in 2005.
      The increase in website hosting revenue from 2003 to 2005 in absolute dollars was attributable primarily to an increased volume of sales of website hosting services, including sales of website hosting services as part of our bundled service offerings, consistent with a corresponding overall increase in new domain name registration customers. To a lesser extent, this increase in website hosting revenue was due to an increase in the number of customers renewing website hosting services initially purchased in prior periods. In addition, a portion of the increase from 2004 to 2005 was attributable to our introduction of dedicated website hosting and virtual dedicated website hosting services during 2005.
      On-Demand Services and Other Revenue. On-demand services and other revenue increased 156% from $3.9 million in 2003 to $10.0 million in 2004 and an additional 146% to $24.7 million in 2005. On-demand services and other revenue represented an increasing percentage of total revenue, growing from 10% of total revenue in 2003, to 14% of total revenue in 2004, and 18% of total revenue in 2005. The increase in on-

demand services and other revenue as a percentage of total revenue from 2003 to 2005 was due primarily to more rapid growth in on-demand services and other revenue than in our other primary sources of revenue.
      The increase in on-demand services and other revenue from 2003 to 2005 in absolute dollars was attributable primarily to an increase in new customers purchasing domain name registrations and website hosting services from us who also purchased on-demand and other services. This increase was also due to the increasing purchase of additional services by existing customers.
      The increase in on-demand services and other revenue from 2003 to 2004 in absolute dollars was also due to a number of other factors, including $3.4 million from the introduction in 2004 of SSL certificates and various on-demand services such as Online File Folder, Express Email Marketing, Quick Shopping Cart and Fax Thru Email, and from increased sales in 2004 resulting from a full year of revenue from services introduced in 2003, including Traffic Blazer and Website Tonight.
      The increase in on-demand services and other revenue from 2004 to 2005 in absolute dollars was also due to $9.1 million from a full year of revenue from services we introduced in 2004 and revenue from services introduced in 2005, such as domain name auctions, and $1.6 million in revenue from our initiation of the delivery of third-party advertisements on “parked pages.”

Operating Expenses

Cost of Revenue

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(In thousands)
Cost of revenue	$19,855	$38,596	$70,540	94%	83%
      Cost of revenue increased 94% from $19.9 million in 2003 to $38.6 million in 2004 and an additional 83% to $70.5 million in 2005. Cost of revenue comprised 50% of total revenue in 2003, 53% of total revenue in 2004 and 50% of total revenue in 2005.
      The increase in cost of revenue from 2003 to 2005 in absolute dollars was due primarily to a $41.8 million increase in fees paid to registries and ICANN as a result of increases in the volume of domain name registrations sold and renewed. To a lesser extent, this increase was due to a $3.9 million increase in payment card fees resulting from the increase in overall sales volume, a $2.4 million increase in data center expenses associated with the overall increase in website hosting sales volume, and a $2.1 million increase in amounts paid to resellers resulting from increased reseller sales volume. The increase from 2003 to 2004 in cost of revenue as a percentage of total revenue was due primarily to changes in our domain name registration pricing in 2004. The decrease in cost of revenue as a percentage of total revenue from 2004 to 2005 was due primarily to more rapid growth in on-demand services and other revenue, which has substantially higher margins than our other sources of revenue.

Research and Development Expenses

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(In thousands)
Research and development	$3,513	$5,348	$9,705	52%	81%
      Research and development expenses increased 52% from $3.5 million in 2003 to $5.3 million in 2004 and an additional 81% to $9.7 million in 2005. Research and development expenses comprised 9% of total revenue in 2003, 7% of total revenue in 2004 and 7% of total revenue in 2005.
      The increase in research and development expenses from 2003 to 2005 in absolute dollars was attributable primarily to an increase in employee headcount from 50 employees as of December 31, 2003 to 106 employees as of December 31, 2005 and related costs.

Marketing and Advertising Expenses

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(In thousands)
Marketing and advertising	$2,126	$4,298	$15,239	102%	255%
      Marketing and advertising expenses increased 102% from $2.1 million in 2003 to $4.3 million in 2004 and an additional 255% to $15.2 million in 2005. Marketing and advertising expenses comprised approximately 5% of total revenue in 2003, 6% of total revenue in 2004 and 11% of total revenue in 2005.
      The increase in marketing and advertising expenses from 2003 to 2004 in absolute dollars was due primarily to $2.1 million in increased spending on online advertisements, including keywords purchased on major search engines, email marketing and email and branded display advertising, and to increased marketing headcount and related costs.
      The increase in marketing and advertising expenses from 2004 to 2005 in absolute dollars was due primarily to a $7.3 million increase in spending on offline advertising campaigns including television, radio and print advertising, with a majority of this amount related to our television advertising campaign for the 2005 Super Bowl. To a lesser extent, this increase in marketing and advertising expenses was attributable to a $2.8 million increase in spending on online advertisements, primarily comprised of keywords purchased on major search engines, and to increased marketing headcount and related costs.

Selling, General and Administrative Expenses

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

	(In thousands)
Selling, general and administrative	$13,232	$25,743	$50,373	95%	96%
      Selling, general and administrative expenses increased 95% from $13.2 million in 2003 to $25.7 million in 2004 and an additional 96% to $50.4 million in 2005. Selling, general and administrative expenses comprised 34% of total revenue in 2003, 35% of total revenue in 2004 and 36% of total revenue in 2005.
      The increase in selling, general and administrative expenses in absolute dollars from 2003 to 2004 was attributable primarily to a $8.8 million increase in salaries and related expenses for newly hired personnel in our customer care center and other areas of our business. To a lesser extent, this increase was due to a $1.0 million increase in non-capitalizable hardware equipment and software purchases and a $0.7 million increase in insurance costs.
      The increase in selling, general and administrative expenses from 2004 to 2005 in absolute dollars was due primarily to a $15.6 million increase in salaries and related expenses for newly hired personnel in our customer care center and other areas of our business. To a lesser extent, this increase was due to a $3.2 million increase in non-capitalizable hardware equipment and software purchases, a $1.8 million increase in insurance costs, a $1.6 million increase in corporate telecommunications costs, a $0.9 million increase in professional fees associated with audits for payment card industry compliance, SSL certification compliance and information technology compliance conducted in preparation for becoming a public reporting company, and a $0.6 million increase in rent expense associated with two new facilities and expansions of our two other principal facilities.

Depreciation and Amortization Expenses

	Year Ended December 31,			% Change

	2003	2004	2005	2003 vs. 2004	2004 vs. 2005

		(In thousands)
Depreciation and amortization	$1,384	$2,780	$7,784	101%	180%

      Depreciation and amortization expenses increased 101% from $1.4 million in 2003 to $2.8 million in 2004 and an additional 180% to $7.8 million in 2005. Depreciation and amortization expenses represented 4% of total revenue in 2003, 4% of total revenue in 2004 and 6% of total revenue in 2005.
      The increase in depreciation and amortization expenses from 2003 to 2004 in absolute dollars was due primarily to $7.3 million in additional spending on computer hardware necessary to accommodate the overall growth in our business. To a lesser extent, the increase was due to the cost of infrastructure associated with the opening of one additional facility, the implementation of a new internal telecommunications system, and the placement into service of an SSL root certificate that was purchased in 2003, and which enabled us to begin the sale of SSL certificates during 2004.
      The increase in depreciation and amortization expenses from 2004 to 2005 in absolute dollars was due primarily to $19.5 million in additional spending on computer hardware necessary to accommodate the overall growth in our business. These purchases included additional computer servers required by growth in our sales of website hosting services, additional hardware in anticipation of increased traffic levels on our website resulting from our 2005 Super Bowl television advertising campaign, and additional hardware associated with our achieving compliance with new industry requirements for accepting credit cards.

Interest and Other Income, Net
      Interest and other income, net was $54,000 in 2003, compared with $112,000 in 2004 and $2.3 million in 2005. Interest and other income, net in 2005 was comprised primarily of $2.0 million received by us in settlement of a legal dispute involving breach of contract by a third party.

Quarterly Results of Operations
      The following tables set forth selected unaudited consolidated statement of operations data for each of the fiscal quarters indicated, as well as the percentage that each line item represents of total revenue. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with the consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006

	(Unaudited)
	(In thousands)
Revenue:
Domain name registration	$10,315	$11,509	$12,384	$13,800	$16,509	$19,117	$23,057	$25,828	$27,185
Website hosting	3,002	3,452	3,929	4,532	5,368	6,898	8,385	9,900	11,479
On-demand services and other revenue	1,895	2,233	2,692	3,219	3,975	5,067	6,672	8,982	10,262

Total revenue	15,212	17,194	19,005	21,551	25,852	31,082	38,114	44,710	48,926

Operating expenses:
Cost of revenue(1)	7,450	8,883	10,328	11,935	14,093	16,007	18,656	21,784	24,758
Research and development	1,040	1,189	1,410	1,709	2,360	2,372	2,481	2,492	3,422
Marketing and advertising	657	909	1,257	1,475	5,520	3,353	3,024	3,342	10,247
Selling, general and administrative	4,573	5,811	6,869	8,490	10,191	11,168	13,043	15,971	18,227
Depreciation and amortization	525	622	696	937	1,401	1,813	2,118	2,452	3,204

Total operating expenses	14,245	17,414	20,560	24,546	33,565	34,713	39,322	46,041	59,858

Income (loss) from operation	967	(220)	(1,555)	(2,995)	(7,713)	(3,631)	(1,208)	(1,331)	(10,932)
Interest income (expense) and other income, net	15	22	39	36	2,022	242	15	(1)	1,401

Net income (loss)	$982	$(198)	$(1,516)	$(2,959)	$(5,691)	$(3,389)	$(1,193)	$(1,332)	$(9,531)

(1)	Excluding depreciation and amortization, which is shown separately.

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006

	(Unaudited)
Revenue:
Domain name registration	68%	67%	65%	64%	64%	62%	60%	58%	56%
Website hosting	20	20	21	21	21	22	22	22	23
On-demand services and other revenue	12	13	14	15	15	16	18	20	21

Total revenue	100	100	100	100	100	100	100	100	100

Operating expenses:
Cost of revenue(1)	49	52	54	55	55	51	49	49	51
Research and development	7	7	7	8	9	8	6	6	7
Marketing and advertising	4	5	7	7	21	11	8	7	21
Selling, general and administrative	30	34	36	40	39	36	34	36	37
Depreciation and amortization	3	4	4	4	5	6	6	5	7

Total operating expenses	94	102	108	114	130	112	103	103	122

Income (loss) from operations	6	(2)	(8)	(14)	(30)	(12)	(3)	(3)	(22)
Interest and other income, net	0	0	0	0	8	1	0	0	3

Net income (loss)	6%	(1)%	(8)%	(14)%	(22)%	(11)%	(3)%	(3)%	(19)%

(1)	Excluding depreciation and amortization, which is shown separately.
     Total revenue and each category of revenue increased sequentially in each quarter presented. These increases were due primarily to increases in number of customers and sales of new service offerings. Historically, we have experienced a significant increase in revenue from the fourth quarter of one year to the first quarter of the next year. We believe this is largely attributable to the increase in consumer purchases of new personal computers during the holiday season in the fourth quarter of each year and a resulting desire to establish an online presence. In the first quarter of 2005, total revenue increased by 20% from the fourth quarter of 2004. This increase and the larger than usual increases in total revenue during the second and third quarters of 2005 were due to a significant increase in overall traffic levels on our website following our 2005 Super Bowl advertising campaign and its related publicity.
      The 274% increase in marketing and advertising expenses from the fourth quarter of 2004 to the first quarter of 2005, and the 207% increase from the fourth quarter of 2005 to the first quarter of 2006, in each case reflected increased spending by us on television advertising during that year’s Super Bowl, related online advertising and the launch of our offline national advertising campaign. The continuation of our offline national advertising campaign resulted in marketing and advertising expenses in the remaining quarters of 2005 being significantly higher than marketing and advertising expenses in the comparable quarters of 2004.

Liquidity and Capital Resources
      The following table presents a summary of our cash flows for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Net cash provided by operating activities	$7,656	$15,450	$30,637	$5,376	$9,727
Net cash used in investing activities	(5,397)	(7,964)	(27,951)	(3,060)	(6,686)
Net cash provided by (used in) financing activities	(605)	(5,114)	2,239	(455)	(633)
      Since our inception, we have funded our operations and met our capital expenditure requirements primarily from cash flows from operations. During 2005, we also entered into financing arrangements in connection with the purchase of a building. We had cash, cash equivalents and investments of $16.0 million as of March 31, 2006, and $13.6 million as of December 31, 2005. In addition, as of March 31, 2006, we had $5.3 million in registry deposits and $1.7 million in accounts receivable. Our accounts receivable consist primarily of amounts due from our credit card processor related to float from recently completed credit card transactions. Registry deposits consist of required deposits we pay to various domain name registries. These deposits fund the registry fees we must pay as a result of ongoing sales of domain name registrations to our customers.
      Operating Activities. Our financial focus is on sustaining and increasing growth in operating cash flow. Net cash provided by operating activities increased 102% from $7.7 million in 2003 to $15.5 million in 2004 and an additional 98% to $30.6 million in 2005, despite an increase in net loss each year. Net cash provided by operating activities increased from $5.4 million in the first quarter of 2005 to $9.7 million in the first quarter of 2006, again despite an increase in net loss. These increases were primarily due to the fact that we are paid up front for substantially all of our services, although we typically defer revenue and cost of revenue and recognize these balances over the term of the service provided. Meanwhile, as sales have increased, we have incurred increasing operating expenses, which, other than cost of revenue, are typically recognized as incurred. Therefore, as we have increased sales each year from 2003 to 2005, the growth in our deferred revenue has increased each year, from an increase of $18.6 million in 2003, to an increase of $33.9 million in 2004 and an increase of $58.6 million in 2005, in each case offset by increasing growth in prepaid domain name registry fees, from an increase of $11.3 million in 2003, to an increase of $16.8 million in 2004 and an increase of $23.0 million in 2005. The growth in net loss over this period has also been partially mitigated by growth in depreciation and amortization from $1.4 million in 2003, to $2.8 million in 2004 and $7.8 million in 2005. Similarly, the growth in sales and operations from the first quarter of 2005 to the first quarter of 2006 led to an increase in the quarterly change in deferred revenue of $8.8 million, partially offset by an increase in the quarterly change in prepaid domain name registry fees of $7.0 million, and to an increase in depreciation and amortization of $1.8 million.
      Investing Activities. Net cash used in investing activities increased 48% from $5.4 million in 2003 to $8.0 million in 2004 and an additional 251% to $28.0 million in 2005. Net cash in investing activities increased 119% from $3.1 million in the first quarter of 2005 to $6.7 million in the first quarter of 2006. The increase from 2003 to 2004 was due to an increase in purchases of property and equipment related to our overall growth and in net purchases of securities available for sale. The increase from 2004 to 2005 was due primarily to an increase in purchases of property and equipment from $5.9 million in 2004 to $28.1 million in 2005. The increase in property and equipment expenditures from 2004 to 2005 was due primarily to the purchase of a building for $9.5 million, our efforts to build redundancy and additional storage capacity in our systems and software applications, the purchase of infrastructure associated with our compliance with payment card industry requirements, and the purchase of additional hardware and general computer equipment requirements to support our growth. The increase in investing activities from the first quarter of 2005 to the first quarter of 2006 was due to an increase of $3.7 million in purchases of property and equipment. Due to the timing of expenditures relating to the build-out of our new data center, we expect that our capital expenditures on property and equipment in the second quarter of 2006 will be approximately $14 million. We do not expect similar levels of expenditure in later quarters of 2006.

      Financing Activities. Net cash provided by (used in) financing activities was $(0.6) million in 2003, $(5.1) million in 2004, $2.2 million in 2005 and $(0.6) million in the first quarter of 2006. We made distributions to our sole stockholder of $0.6 million in 2003, $5.1 million in 2004, $4.8 million in 2005 and $0.8 million in the first quarter of 2006. In 2005, we obtained a $7.1 million loan from a bank to finance the purchase of a building.
      Future Needs. We believe the net proceeds we will receive from this offering, together with our existing cash, cash equivalents and investments and any operating cash flow, will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months. However, our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, together with existing cash, cash equivalents and investments, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result. We may be unable to secure additional funds on terms favorable to us or at all.
      Indebtedness. In October 2005, we obtained a $7.1 million loan from U.S. Bank to finance the purchase of a building that we intend to use as a data center. The loan bears interest at a rate of 2.10% plus one-month LIBOR. We have entered into an interest rate swap in order to fix the effective interest rate at 6.98%. In October 2005, we also entered into a $1.5 million credit facility with U.S. Bank for the purchase of data center equipment. Any borrowing under the credit facility would bear interest at the prime rate announced by U.S. Bank until July 31, 2006 and at the rate of 2.10% plus one-month LIBOR thereafter. As of March 31, 2006, there were no balances outstanding under this facility. Under the loan agreement with U.S. Bank, we are subject to restrictive covenants, including the requirements that we maintain a ratio of cash flow before debt service to total fixed charges of at least 2.25 to 1.0 and have a loan amount no greater than 85% of the value of the property. We have received a waiver from the bank for failure to comply with the requirement that we deliver financial statements audited by a certified public accountant within 120 days after our fiscal year end. All other covenants have been satisfied to date. We anticipate repaying all outstanding indebtedness to U.S. Bank with a portion of the proceeds of this offering. Interest expense in 2005 was approximately $0.2 million. In May 2005, we amended one of our lease agreements allowing us to finance leasehold improvements through the lessor. During the three months ended March 31, 2006, we recorded $0.2 million of long-term debt related to this amendment. These borrowings accrue interest at 8% per year and the principal and interest payments are required to be made over 48 months.
Off-Balance Sheet Arrangements
      We do not have, and have never had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Contractual Obligations and Commitments
      The following table presents a summary of our contractual obligations and commitments as of December 31, 2005.

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Operating lease obligations	$10,551	$4,002	$5,013	$1,514	$22
Long-term debt obligations(1)	9,330	610	1,261	7,459	—
Other contractual commitments	2,473	1,132	1,341	—	—

     (1) Includes aggregate principal payments plus interest.
     Operating lease obligations consisted of obligations under leases for office space and vehicles. Long-term debt obligations consisted of indebtedness to U.S. Bank in connection with our purchase of a new data center facility. Other contractual commitments consisted of payments due under equipment maintenance agreements.

We intend to use a portion of the proceeds from this offering to repay in full all outstanding long-term debt and accrued interest. The expected timing of payments included in this table is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipts of goods or services and changes to agreed upon amounts.
Critical Accounting Policies and Estimates
      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our significant accounting policies that require significant estimates and judgments, which we call our critical accounting policies, are as follows:
      Revenue Recognition. We recognize revenue in accordance with applicable revenue recognition guidance and interpretations, including the requirements of Emerging Issues Task Force, or EITF, Issue No. 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent, EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, Statement of Position 97-2, Software Revenue Recognition, and SEC Staff Accounting Bulletin No. 104, Revenue Recognition.
      We record revenue when all four of the following criteria are met: (1) there is persuasive evidence that an arrangement exists; (2) delivery of the services has occurred; (3) the selling price is fixed or determinable, and (4) collectibility is reasonably assured. We record cash received in advance of revenue recognition as deferred revenue.
      Domain name registration contracts we enter into with our customers have terms ranging from one to ten years. Except for one large enterprise customer with which we have negotiated an alternative arrangement, all of our customers pay for domain name registrations in full at the time of registration. Domain name registration fees are non-refundable, and we record them as deferred revenue in our consolidated balance sheets. We then recognize revenue ratably on a daily basis over the term of the registration. We record website hosting and on-demand services fees as deferred revenue and recognize revenue ratably on a daily basis as the services are provided.
      Our agreements do not contain general rights of return. We reserve for payment card chargebacks and certain other refunds based on our historical experience. We record reserves as a reduction to revenue.
      We evaluate revenue arrangements with multiple deliverables, including the sale of our bundled suites of multiple services, to determine if the deliverable items can be divided into more than one unit of accounting. An item is generally considered a separate unit of accounting if all of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in our control.
      Items that do not meet these criteria are combined into a single unit of accounting. If there is objective and reliable evidence of fair value for all units of accounting, we allocate the arrangement consideration to the separate units of accounting based on their relative fair values. We record revenue from these units in the appropriate revenue line item. In cases where the arrangement consideration allocated to an individual unit is less than our cost of the unit, we immediately record a loss for the amount by which the cost exceeds the revenue allocated to the unit. In the event objective and reliable evidence of the fair value(s) of the undelivered item(s) did not exist, we would defer all revenue for the arrangement and recognize it over the period until the last item is delivered.
      Pursuant to EITF No. 99-19, we record revenue associated with sales through our network of resellers on a gross basis, and expense the commission amount paid to our resellers as a cost of revenue. We record enrollment fees paid by the resellers over the one-year term of the reseller contract.
      Taxes. As a subchapter S corporation for all periods from inception through March 31, 2006, we were not subject to federal income taxes directly. Rather, our stockholder was subject to federal income taxation based on our net taxable income or loss. Upon our reincorporation in Delaware as a subchapter C corporation, we will need to make estimates and judgments in determining our income tax expense and in calculating our tax assets and liabilities. This approach will require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We will record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Judgment will be required to determine whether an increase or decrease of the valuation allowance is warranted. We have had substantial tax losses over the years and a net loss in every year since inception. Therefore, we expect to record a full valuation allowance against our tax assets.
      Our corporate tax rate will be a combination of the tax rates of the jurisdictions where we conduct business. We are an Arizona-based company and do not currently have operations in foreign jurisdictions.
      We are responsible for charging end customers certain taxes in numerous international jurisdictions. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. In the future, we may come under audit, which could result in changes to our tax estimates. We believe that we maintain adequate tax reserves to offset the potential liabilities that may arise upon audit. Although we believe our tax estimates and associated reserves are reasonable, the final determinations of tax audits and any related litigation could be materially different than the amounts that we have reserved for tax contingencies. To the extent that these estimates ultimately prove to be inaccurate, the associated reserves would be adjusted, resulting in our recording a benefit or expense in the period in which a final determination is made.
      Share-Based Compensation. Prior to January 1, 2006, we accounted for employee stock options pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations, and adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Stock options granted prior to December 31, 2005 have exercise prices equal to the value of the underlying stock as determined by our board of directors on the date the stock option was granted. Our board of directors determined the value of the underlying stock by considering a number of factors, including operating cash flows, the risks we faced at the time and the lack of liquidity of our common stock. The stock options vest 25% per year beginning one year after the grant date, and expire ten years from the date of grant; however, the options are not exercisable prior to the sale of our company or our common stock being listed and publicly traded on a U.S. stock exchange. As a result of the lack of exercisability, the stock options outstanding at January 1, 2006, are considered to be variable awards and the measurement date will only occur when exercise of the stock options becomes probable.
      As of January 1, 2006, we have adopted SFAS No. 123R. We are required to adopt SFAS No. 123R under the prospective method, in which nonpublic entities that previously applied SFAS No. 123 using the minimum-value method, whether for financial statement recognition or pro forma disclosure purposes, would continue to account for unvested stock options outstanding at the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption of SFAS No. 123R. That is, since we have been accounting for stock options using the intrinsic-value method under APB 25, we will continue to apply APB 25 in future periods to stock options outstanding at January 1, 2006. SFAS No. 123R requires measurement of all employee share-based compensation awards using a fair-value method. The grant date fair value was determined using the Black-Scholes-Merton pricing model and a single option award approach. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We have estimated the volatility and forfeiture rates used as inputs to the model based on an analysis of the most similar public companies for which we have data. We have used judgment in selecting these companies, as well as in evaluating the available historical volatility and forfeiture data for these companies. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based awards on a prospective basis, and in incorporating these factors into the model.
      In connection with the preparation of the consolidated financial statements as of and for the three months ended March 31, 2006 and our adoption of SFAS No. 123R, we have reassessed the fair value of our employee stock options granted during the three months ended March 31, 2006. In making this reassessment, our board of directors considered the guidance provided in American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The board of directors based its reassessment, in part, on current information that did not exist at the time we originally granted the stock options, particularly the results of the valuation performed by an independent, third-party valuation firm and the timing of this offering relative to our expectations. Determining the reassessed fair value of our common stock required our board of directors and management to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our board of directors and management used different assumptions and estimates, the resulting fair value of our common stock could have been materially different.
      At March 31, 2006, the exercisability of our stock options had not yet been deemed probable and as a result no compensation expense has been recorded. We will record a substantial compensation expense charge in connection with these grants in the quarter in which this offering occurs, currently anticipated to be the third quarter of 2006.
      Contingencies. We record contingent liabilities resulting from asserted and unasserted claims against us, when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. We disclose contingent liabilities, when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. Estimating probable losses requires analysis of multiple factors, in some cases including judgments about the potential actions of third-party claimants and courts. Therefore, actual losses in any future period are inherently uncertain. We currently are involved in legal proceedings in the normal course of business. We do not believe these proceedings will have a material adverse effect on our consolidated results of operations or financial position.
Quantitative and Qualitative Disclosures about Market Risk
      Our investment portfolio, consisting of fixed income securities, was $3.0 million as of March 31, 2006. These securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10% from the levels of March 31, 2006, the decline in the fair value of our investment portfolio would not be material given that our investments typically have interest rate reset features that regularly adjust to current market rates. Additionally, we have the ability to hold our fixed income investments until maturity and, therefore, we would not expect to recognize any material adverse impact in income or cash flows.
      At March 31, 2006, we have $7.2 million in debt obligations. Changes in interest rates do not affect interest expense incurred on our long-term debt as we have fixed the interest rate using an interest rate swap. At present, we have no borrowings under our line of credit facility.
      We do not purchase or hold any derivative financial instruments for the purpose of speculation or arbitrage.
      We have no operations outside of the U.S. and, accordingly, we are not susceptible to significant risk from changes in foreign currencies.

      During the normal course of business we could be subjected to a variety of market risks, as we discussed above. We continuously assess these risks and have established policies and procedures to protect against the adverse effects of these and other potential exposures. Although we do not anticipate any material losses in these risk areas, no assurance can be made that material losses will not be incurred in these areas in the future.
Recent Accounting Pronouncements
      In March 2005, the SEC issued Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment. SAB No. 107 provides guidance regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, including guidance related to valuation methods, classification of compensation expense, non-GAAP financial measures, accounting for income tax effects of share-based payment arrangements, disclosures in management’s discussion and analysis of financial condition and results of operations subsequent to adoption of SFAS No. 123R and modifications of options prior to the adoption of SFAS No. 123R.
      In May 2005, the Financial Accounting Standards Board, or FASB, issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is affective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and we will adopt this provision, as applicable, during 2006.
      In November 2005, the FASB issued Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, or FAS 115-1, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, determining whether that impairment is other than temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006 and, at March 31, 2006, we evaluated our investment portfolio and noted unrealized losses of $0.1 million were due to fluctuations in interest rates. We do not believe any of the unrealized losses represents an other-than-temporary impairment based on our evaluation of available evidence as of March 31, 2006. Our intent is to hold these investments to such time as these assets are no longer impaired. For those investments not scheduled to mature until after March 31, 2007, such recovery is not anticipated to occur in the next year, and these investments have been classified as long-term investments. At March 31, 2006, $1.9 million of available-for-sale securities were classified as long-term investments.

BUSINESS
Overview
      Go Daddy is a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence. We provide a variety of domain name registration and website hosting services as well as a broad array of on-demand and other services. We are the world’s largest domain name registrar, with approximately 14.2 million domain names under management as of May 31, 2006, and North America’s largest shared website hosting provider. During the final six months of 2005, we registered approximately one-third of all domain names registered in the top five gTLDs — .com, .net, ..org, .biz and .info. Our domain name registration services act as a gateway product for our other services, which include website hosting and creation tools, ecommerce and security solutions and productivity and marketing tools, and we market these other services both at the initial time of purchase and throughout the customer lifecycle. Our services can be purchased independently or as bundled suites of offerings targeted to meet the specific needs of our customers. We have developed substantially all of our service offerings internally and believe our suite of services is best-of-breed in the industry in terms of comprehensiveness, performance, functionality and ease of use. We seek to strengthen customer relationships by providing what we believe are the highest levels of customer care and support in the industry. We generate revenue from sales made directly to customers through our primary website, www.GoDaddy.com, and our customer care center, as well as indirectly through our large network of resellers.
Industry Overview
  The Growth of the Internet
      The Internet is a global medium for information, communication and commerce and an integral part of everyday life for hundreds of millions of people worldwide. According to Euromonitor International, an industry research firm, the number of Internet users worldwide was an estimated 1.2 billion in 2005 and is estimated to grow to approximately 2.2 billion in 2010, representing an annual growth rate of approximately 13%. Due to a number of factors, including the rapid rate of adoption of broadband services, these Internet users are also spending more time online. According to the U.S. Census Bureau, the average amount of time spent online by a person in the U.S. nearly doubled between 2000 and 2005. This growth in Internet users and usage is being driven by the ever-increasing variety of content, commerce and applications available online. Many individuals now use the Internet as a primary means to access news and information, communicate and socialize, and purchase goods and services.
      The global reach, interactive nature and transactional efficiency of the Internet enable businesses to capitalize on new revenue opportunities by building websites that support ecommerce and other commercial activities. While most large corporations are already operating online, many small and home-based businesses have yet to establish a presence online. According to IDC, a leading research firm for information technology markets, there were 8.1 million businesses in the U.S. with fewer than 100 employees (not including home-based businesses) in 2005, of which only 4.8 million, or less than 60%, had a website. Additionally, IDC estimates that there were 14.7 million home-based businesses in 2005, of which less than 30% had a website. Even smaller percentages of these small and home-based businesses actually use their websites to transact business with their customers online.
      The growth in Internet users and usage provides many opportunities to individuals and businesses that establish and maintain an online presence, or an electronic “address” on the Internet. In order to take advantage of these opportunities, individuals and businesses must first register a domain name and then create and maintain a website. Services integral to establishing and maintaining a meaningful online presence include website creation and development, website hosting, email, ecommerce and online security.
  Registering a Domain Name
      Registering a domain name is the first step in establishing an online presence. A domain name, such as GoDaddy.com, represents a unique Internet Protocol, or IP, address that serves as an identifier for a computer or device on the Internet. Substantially all domain names include the domain suffix of either a gTLD or a country code top-level domain, or ccTLD. gTLDs include domain suffixes such as .com, .net and .org, while ccTLDs include domain suffixes such as .us, .ca and .de. As the Internet continues to evolve, the universe of TLDs continues to expand. For example, the .eu suffix was introduced in early 2006 to denote domain names associated with the European Union. According to Zooknic, an Internet research firm, as of December 31, 2005, there were approximately 94 million registered domain names worldwide, and this number is expected to increase to approximately 240 million in 2010, representing an annual growth rate of 21%.
      The domain name registration system consists of two principal types of entities — registries and registrars — both of which are overseen by the Internet Corporation for Assigned Names and Numbers, or ICANN, a non-profit corporation established by the U.S. Department of Commerce to manage the domain name registration system. ICANN contracts with registry companies, such as VeriSign and NeuStar, Inc., to administer the master databases of domain names and their corresponding IP addresses for one or more TLDs. ICANN accredits registrar companies, such as Go Daddy, to facilitate registration of domain names with the relevant registry. Customers typically purchase from registrars the right to utilize specific domain names for periods of one to ten years, with full payment due at the time of purchase. Registrars, in turn, pay fees to the relevant registry, as well as to ICANN for the TLDs administered by ICANN, for each domain name registered, and then handle ongoing billing, customer service and technical management related to the domain name.
  Establishing and Maintaining an Online Presence
      After registering a domain name, an individual or a business seeking to create an online presence may use a variety of products or services such as the following:
      Website hosting. A website’s content is composed of data that must be hosted on a server which can be accessed by Internet users. Hosting refers to the housing, serving and maintaining of data for one or more websites on servers that are operated and maintained by the website owner or a third-party hosting provider. In addition to basic website storage and electronic access, many website hosting service providers offer their customers additional benefits, including increased connectivity speed and bandwidth, redundancy, backup, security and technical support. According to IDC, total shared and basic dedicated website hosting services revenue in the U.S. was approximately $1.9 billion in 2005 and is expected to grow to $2.9 billion in 2010.
      Ecommerce services. The increase in Internet users and usage is causing rapid growth in ecommerce volume. Many consumers and businesses use the Internet as a convenient resource for researching and purchasing goods and services. According to IDC, global ecommerce is expected to grow from $3.8 trillion in 2005 to $8.5 trillion in 2009, representing an annual growth rate of 22%. In order to establish ecommerce capabilities, website owners often utilize various products and services, including website creation tools, online shopping carts, payment processing, and security tools such as SSL certificates.
      Electronic communications. Electronic communication has proliferated for both personal and professional use. In particular, email has become an essential means of communication, and having an email address that serves as a personalized or branded identifier has become increasingly important for individuals and businesses. In order to have a personalized or branded email address, such as you@YourPersonalDomainName.com, the email address owner must also register the associated domain name, or YourPersonalDomainName.com in this example. As a result, individuals and businesses are increasingly registering domain names in order to obtain a personalized or branded email address. Additionally, service providers are increasingly offering electronic communications features such as mobility, collaboration, fax through email and email marketing services.
Customer Challenges
      The dynamic nature of the Internet, including the proliferation of content, ecommerce and applications online, as well as the continued advancement of its related technologies, creates a number of challenges for individuals and businesses seeking to establish, maintain and evolve an online presence. Some of these challenges include:
      Establishing a meaningful online presence. To establish a meaningful online presence, individuals and businesses must identify, purchase and register a domain name, and then design and build a website incorporating the appropriate features and functionality. Many individuals and small businesses lack the technical knowledge and skills necessary to complete this process, and attempting to do so is frequently time-consuming and expensive. These individuals and businesses often must consult numerous online and offline resources or procure the services of outside consultants to assist them. Additionally, the need to obtain software and services from a variety of vendors often adds complexity and increases the risk that these solutions will not integrate or operate properly with each other.
      Maintaining and evolving a website. Having created a website, individuals and businesses must store the website’s content on their own server or utilize a third-party hosting provider. Over time, individuals and businesses may also want to incorporate additional features and functionality that address their evolving needs. For example, some businesses may want to incorporate ecommerce functionality, productivity tools and marketing capabilities into their websites, while some individuals may want to create weblogs, or blogs, podcasts and online forums on their websites. As the Internet grows and new technology is developed, individuals and businesses are continuously challenged to keep pace by upgrading the functionality and performance of their websites and the server capacity necessary to store increasing volumes of content.
      Ensuring website availability and security. Websites are constantly exposed to the risk of slow performance or network downtime, which can result in lost revenue, customer dissatisfaction and reputational damage for businesses and lost content, increased cost and inconvenience for individuals. In addition, website operators face an array of increasingly sophisticated security threats, such as computer hacking, denial of service attacks, domain name and online data theft, and other online fraud. Protecting a website from potential system failures and security threats often requires the use of a variety of solutions or providers, which can lead to high system costs, significant upgrade expenses and interoperability challenges.
      Accessing technical support. Website owners may experience problems relating to their websites and thus need access to dedicated support personnel who can resolve these technical challenges. Over time, they may also want to consult with experts who are familiar with their needs and can advise them about additional features or services that could enhance their website’s performance, functionality or user traffic levels. Since websites are “always on” and problems can arise at any time, many customers want access to technical support and consultation 24 hours per day, 7 days per week, using the telephone, email or the Internet.
      We believe that individuals and businesses prefer to address these challenges by utilizing a single provider that can offer them the comprehensive set of services and resources they need to establish, maintain and evolve an online presence quickly and easily.
Our Solution
      We are a leading provider of services that enable individuals and businesses to establish, maintain and evolve an online presence quickly and easily. Key elements of our solution include:
      “One-stop shop” for establishing and maintaining an online presence. We provide customers a single location where they can register domain names, purchase the services and functionality necessary to establish, maintain and update an online presence, and access comprehensive technical support. We offer our services either independently or as bundled suites of integrated services targeted to meet the specific needs of customers. We also address the evolving needs of customers whose websites increase in content and sophistication over time by offering additional value-added services including more advanced website hosting and ecommerce, productivity and marketing tools.
      Value-oriented services, features and functionality focused on customer needs. Our corporate philosophy is to offer our customers competitively priced, value-oriented services that directly address their evolving needs. We actively monitor trends in customer usage and market demand in order to develop services that anticipate and respond to these customer needs. We believe our customer-focused approach enhances our customers’ satisfaction with us and engenders a high degree of loyalty within our customer base. We have developed substantially all of our service offerings internally and believe our suite of services is best-of-breed in the industry in terms of comprehensiveness, performance, functionality and ease of use.
      Focus on customer care and advice. We strive to consistently provide the highest levels of customer care and support in the industry. We have over 750 professionally trained customer care representatives who provide technical assistance and also operate as “business consultants,” advising customers of additional services that best suit their individual needs. These customer care representatives are available for consultation 24 hours per day, 7 days per week to provide expert assistance and advice across the broad spectrum of our services. In addition, our easy-to-use website contains extensive educational content designed to demystify the process of establishing an online presence and to assist customers in choosing the services that best meet their needs.
      High level of system reliability and security. Our technology infrastructure incorporates hardware, software and services from leading suppliers and is designed to handle large and expanding volumes of domain name registrations, website hosting accounts and traffic on our own and our customers’ websites in an efficient, scalable and fault-tolerant manner. Our hosting technology platform is designed to maximize the performance and uptime of customers’ websites and to protect customer data from security breaches.
Our Competitive Strengths
      Our competitive strengths include the following:
      Market leadership position. We are the world’s largest domain name registrar, with approximately 14.2 million domain names under management as of May 31, 2006. Moreover, during the final six months of 2005, we registered approximately one-third of all domain names registered in the top five gTLDs — .com, .net, .org, ..biz and .info — according to the various registry reports available through ICANN. We are also the website hosting provider with the largest number of active sites in North America in April 2006, according to Netcraft. Our leading market positions in total domain names under management, new domain name registrations, and shared website hosting provide us with a number of competitive advantages. We benefit from increased revenue opportunities through sales of additional value-added services to our existing customer base and from reduced customer acquisition costs as a result of the large number of referrals we receive from our customers. In addition, we benefit from economies of scale and are able to allocate research and development, advertising and various other costs across a large customer base.
      Active customer relationship management and lifecycle marketing. We actively manage customer relationships to identify opportunities to market additional services. Our website and customer relationship management systems promote our services and target customer needs as they establish, maintain and evolve their online presence. Our website is designed, and our customer care center personnel are trained and encouraged, to cross-sell our services. We actively market additional services both at the time of a customer’s initial purchase and throughout the customer lifecycle through our email, telephone, direct mail and other targeted marketing campaigns. Our high level of customer service affords us many opportunities to sell customers additional higher-margin services and enhances our customer retention rates. We have found that customers typically place multiple additional orders with us within the first year after their initial purchases from us.
      Strong brand recognition. We have established Go Daddy as one of the leading brands in our industry. As a result of our strong brand recognition, we attract a large number of potential customers directly to our website, thus reducing our customer acquisition costs and enhancing revenue growth. We have launched a number of online and offline marketing initiatives to further enhance awareness of our brand. These initiatives, including our television advertisements during the two most recent Super Bowls, often use humor to enhance the visibility and recognition of the Go Daddy brand name. Our broad base of registered domain name customers serves as an effective marketing channel for our services, providing us with follow-on sales opportunities and new sales through word-of-mouth referrals. In addition, we have expanded our marketing efforts into other channels such as package inserts, podcasting, radio and direct mail.

      Leading proprietary technology. We have invested significant resources in the internal development of services we offer to our customers. The active relationships we maintain with our customers help us to monitor trends in the market and develop services that meet their evolving needs. In-house development of our technology enables flexibility in marketing and pricing and reduces our licensing costs, thereby improving our margins. Our internal development also enables us to offer a set of services that are fully integrated and easy to use and support. In addition, because of the familiarity we have with the technology underlying our services, we are able to offer superior care to customers requiring technical assistance.
Our Growth Strategy
      We believe there is significant growth potential in our current and future markets as a result of the continued growth in Internet users and usage, the increasing benefits to individuals and businesses from establishing an online presence, and the relatively small percentage of Internet users who have registered a domain name. The number of Internet users worldwide was estimated to be 1.2 billion in 2005, and is estimated to grow to approximately 2.2 billion in 2010, while only approximately 94 million domain names were registered worldwide as of December 31, 2005. We intend to achieve further growth by pursuing the following key strategies:
      Continue to grow our customer base. We plan to leverage our market leadership positions and enhance awareness of our brand in order to continue to expand our customer base. We intend to expand our customer base further through our online and offline marketing initiatives, with the goal of driving increased traffic to our website, and converting a larger percentage of our website visitors into customers. We plan to continue to utilize website optimization tools and a variety of promotional activities to increase our visitor conversion rates. We also plan to continue to leverage our large base of satisfied customers to generate a significant number of potential new customers through word-of-mouth referrals.
      Sell additional services to customers. We seek to increase our average order size and revenue per customer by serving as a “one-stop shop” for customers, thereby creating opportunities to sell additional services both at the initial time of purchase and throughout the customer lifecycle. We utilize proprietary business intelligence technologies to identify the additional services most likely to be purchased by particular customers to maximize the revenue we generate from each customer. We believe we can continue to provide significant added value to customers as they establish and evolve their online presence by selling them additional higher-margin services.
      Continue to expand and enhance our service offerings. We plan to continue to introduce new services to meet the evolving needs of customers, and to enhance our existing service offerings. Our research and development department is organized into over 30 specialized teams, and is currently developing new services in the areas of mobilization, personalized content development and enhanced website security, among others. Our large customer base affords us significant opportunities to realize revenue gains from each additional service we develop.
      Strengthen our customer relationships. Ongoing customer satisfaction is critical to our continued success and future growth. We have established and continue to develop a brand based on trust, service, value and technical expertise. As Internet usage further penetrates the mainstream population, we expect that the technical sophistication of the average user will decrease, underscoring the vital role that investment in world-class customer care will play in our future growth. By further investing in our customer care operations and by growing and evolving our suite of services in response to customer demand, we aim to continue to generate a high degree of loyalty within our customer base and to further improve our customer acquisition and retention rates.
      Pursue acquisitions and international expansion opportunities. We plan to evaluate potential acquisitions of complementary technologies or services, as well as opportunities to expand geographically both organically and through acquisitions. Euromonitor International estimates that non-U.S. Internet users will account for approximately 91% of the estimated 2.2 billion worldwide Internet users in 2010. Accordingly, we believe there are significant growth opportunities in international markets, including Asia,

Europe and Latin America. We expect that in future periods we will expand our capabilities outside of the U.S.
Go Daddy Services
      We have designed and developed an extensive set of on-demand services that enable individuals and businesses to establish, maintain and evolve an online presence quickly and easily. We offer our services either independently or as bundled suites of integrated services designed for specific activities. Examples of our bundled service offerings include our “eCommerce Sites” package, which allows a business to augment its website with ecommerce functionality, such as an integrated shopping cart, SSL certificates and payment processing solutions, or our “Family Hosting” package, which allows an individual to register a domain name, build and host a website, and share his or her family content online.
      Our domain name registration services allow us to establish customer relationships and act as a gateway product for our website hosting and on-demand and other services. Of our 1.5 million, 2.4 million and 2.9 million customers under contract as of December 31, 2004 and 2005 and March 31, 2006, approximately 50%, 55% and 58% of our standard domain name registration customers had purchased additional services, including website hosting, on-demand services or other services. We believe the website hosting and on-demand and other services described below increase our revenue and margin levels, improve domain name registration renewal rates and add significantly to our value proposition to customers. Our services include the following:
  Domain Name Registration Services
      We had approximately 14.2 million domain names under management as of May 31, 2006 and registered approximately one-third of all domain names in the top five gTLDs — ..com, .net, .org, .biz and .info — in the last six months of 2005. Developing a large and growing base of domain names under management allows us to capture customers at the entry point of their website development efforts. Sales of domain name registrations accounted for approximately 68% of total revenue in 2003, 66% of total revenue in 2004, 60% of total revenue in 2005 and 56% of total revenue in the first quarter of 2006. Our customer renewal rate for expiring domain name registrations was approximately 62% in 2005 and 63% in the first quarter of 2006.
      Standard Domain Name Registration. Using our website, potential customers can search for, establish the availability of, and, if it is available, register a particular domain name. If a domain name is not available, our website automatically recommends similar names and other TLDs that are available, and allows customers to back-order a domain name registered by another registrant. We currently sell our standard domain name registration for the .com TLD, together with basic advertising-supported website hosting, free blog service and a single email account, for $8.95 per year for a one-year term. We offer discounts to purchasers of multiple domain names, multi-year contracts and larger multi-service bundles.
      Domain Name Privacy. Our domain name privacy service allows customers to register a domain name through us on an “unlisted” basis, protecting them from privacy intrusions based on exposure of their personal or corporate information. This privacy service also enables businesses to secure a name confidentially for an unannounced product, service or idea.
      Deluxe Registration. Our deluxe domain name registration service provides business customers with a differentiated advertising opportunity in the public WhoIs database, which is searched by Internet users millions of times per day. This service enables customers to include in this database specific details about their business that would not typically be found in the database and provides information similar to a Yellow Pages directory listing. These business details might include the business’ hours of operation, a map to the location of the business, a custom description of the business, and custom images and links for displaying awards or special offers.
      Platinum Registration. Our platinum domain name registration service provides customers with the same features as our domain name privacy and deluxe registration services, and also incorporates additional key features, including protection against the expiration of a domain name due to credit card expiration or loss or our inability to contact the domain name registrant, protection from the unauthorized transfer of the domain name to another registrar, and reporting features that provide important domain name protection data to the registrant.
      Domain Name Transfer. We offer customers the ability to transfer the registration of a single domain name or multiple domain names to us from other registrars using our automated domain name transfer service. We also provide customers a concierge service to assist them in the domain name transfer process.
  Website Hosting Services
      We operate, maintain and support website hosting in our own facilities using either Linux or Windows operating systems. Sales of website hosting services accounted for approximately 22% of total revenue in 2003, 20% of total revenue in 2004, 22% of total revenue in 2005 and 23% of total revenue in the first quarter of 2006. Our current hosting plan pricing starts at $3.99 per month for shared hosting, $34.99 per month for virtual dedicated hosting and $88.99 per month for dedicated hosting.
      Website Hosting on Shared Hosting Servers. The term “shared hosting” refers to the housing of multiple websites on the same server. We currently offer three tiers of shared website hosting plans bundled with a variety of applications and services such as web analytics and SSL certificates.
      Website Hosting on Virtual Dedicated Servers. The term “virtual dedicated hosting” refers to the use of software to partition a single physical server so that it functions as multiple servers. A virtual dedicated server provides the customer with full control and electronic access, additional disk space and bandwidth, and up to three dedicated IP addresses. Our website hosting on virtual dedicated servers expands our basic shared hosting service to meet the needs of most of our individual and business customers.
      Website Hosting on Dedicated Servers. The term “dedicated hosting” refers to the housing of a website on a single server dedicated solely to that customer. We offer three fixed-price plans, depending on the customer’s desired hardware, performance and control features. In addition, customers may choose to configure their own plan and choice of options. This service includes electronic customer access to the server, comprehensive customer support and network monitoring.
  On-Demand and Other Services
      We offer a variety of on-demand and other services that enable customers to enhance and optimize their online presence, including website creation, ecommerce, productivity and website marketing solutions. On-demand services and other revenue comprised 10% of total revenue in 2003, 14% of total revenue in 2004, 18% of total revenue in 2005 and 21% of total revenue in the first quarter of 2006, with a small portion of this revenue derived from enrollment fees paid to us by resellers and, in 2005 and the first quarter of 2006, the sale of advertising on parked pages registered with us.

Website Creation
      Website Tonight. Our Website Tonight service is a tool that enables customers to build their own websites. We offer customers three fixed-price plans depending on their desired number of website pages, level of required storage, amount of required bandwidth and number of email accounts. With each of these plans, customers have access to over 100 professionally designed templates, which can be personalized by adding photos, graphics or text, as well as several theme-based categories with specialty content for small businesses, organizations, families, athletic teams, weddings, reunions and other categories.
      Quick Blog. Our Quick Blog service enables users to create blogs for posting personalized content on the Internet and sharing these postings with others. This service includes access by multiple authors to multiple blogs, 50 customizable templates, image and audio file uploading, survey capabilities, site statistics, email updates, spam protection and tools to manage the blog according to customer preferences.

eCommerce
      SSL Certificates. SSL certification allows Internet users to verify the identity of other users as a means of increasing the security of online transactions and communications. We offer SSL certificates in 128-bit or 256-bit encryption, depending on customer security requirements, and for time periods ranging from one to ten years.
      Quick Shopping Cart. Our Quick Shopping Cart service allows customers to create their own stand-alone store or add one to an existing website. Quick Shopping Cart also allows customers to post their product catalogs, integrate online sales information with Intuit’s QuickBooks product, list products for auction on eBay, streamline shipping logistics, accept credit card and PayPal payments on their websites, and market their websites through Google services.
      Merchant Accounts. Our merchant account service provides customers with tools to process credit card payments online for goods and services sold on their websites. Proceeds from the sale of goods and services, net of credit card fees, are electronically deposited in the customer’s bank account.
  Productivity Tools
      Email Accounts. We offer email accounts under three fixed-price plans, with pricing dependent on the customer’s desired level of storage and number of email addresses. Our standard email account is a core component of many of our suites of bundled services. All of our email accounts are advertising-free and incorporate protection from spam, viruses and other forms of online fraud such as phishing.
      Online File Folder. Our Online File Folder service allows customers to store, access, transfer, encrypt and share files, such as presentations, spreadsheets, reports, music, photos and video clips, online from any Internet-connected computer.
      Fax Thru Email. Our Fax Thru Email service allows customers to send and receive faxes from any Internet-connected computer. We offer three monthly plans for this service, with pricing dependent on the customer’s volume of usage.
      Online Group Calendar. Our Online Group Calendar service is an organizational tool that keeps track of group activities, events and important dates, and can be used to send email reminders automatically. This password-protected tool enables customers to search their group’s calendar to schedule events for the group, manage tasks and upload files to share with other group members.
  Marketing Tools
      Traffic Blazer. Our Traffic Blazer service is designed to attract traffic to customers’ websites by helping them prepare and optimize web pages for, and submit them to, leading Internet and blog search engines and directories. It is designed to facilitate successful Internet marketing for individuals and businesses that recognize the increasing importance and reach of search engines.
      Traffic Facts. Our Traffic Facts service offers customers web analytics to gather, manipulate and graphically report statistical data affecting their websites’ success, including information about visitors to their website, entry and exit pages, referring domain names and search engines, the number of sessions and pages viewed, and the volume of bandwidth used.
      Express Email Marketing. Our Express Email Marketing service enables customers to market their businesses online through email and, at the same time, manage customer information, design email advertising campaigns, conduct surveys, and prepare marketing and user reports.
  Other Services
      Domain Name Auctions. We offer domain name registrants a series of online auction services through our website www.TheDomainNameAfterMarket.com, or www.tdnam.com. These after-market services allow domain name registrants to sell their domain names through a traditional online auction, an offer/counteroffer auction, an expired name auction or a “buy now” auction. We receive a percentage of the sales price for each domain sold in an auction.
      Domain Name Appraisals. Domain name appraisals give individuals seeking to purchase or sell domain names an estimate of the value of those names based on a number of key criteria, including commercial use value, name length and brand recognition. The results of this appraisal are available to the customer within two hours and can be shared with third parties or kept confidential. A customer can also have us certify an appraisal so that prospective after-market purchasers of a domain name can view the appraisal and valuation criteria.
Sales and Marketing
      We focus our sales and marketing efforts primarily on the online needs of individuals and small businesses. We promote Go Daddy as a “one-stop shop,” offering value-oriented pricing and a strong commitment to customer care and support.
      Sales. We sell our services primarily through our websites and our customer care center. We also receive revenue through automated billing for renewals of services previously purchased. Additionally, we have a network of third parties that refer customer prospects to us or resell our services. We pay our resellers an amount based on the difference between the pricing of their sale of the given service and the wholesale rate upon which we agree. Through our wholly-owned subsidiary, Wild West Domains, we have contractual relationships with over 20,000 resellers to sell our domain name registration and other services under their own brands. For example, Dell acts as a reseller of our services to its small business customer base. Reseller enrollment fees and sales through our Wild West Domains subsidiary accounted for 14% of total revenue in 2005 and 13% of total revenue in the first quarter of 2006.
      Marketing. Our marketing strategy uses brand marketing initiatives to drive traffic to our website and to raise awareness of Go Daddy as the leading provider of domain name registration, website hosting and other on-demand services. We supplement these initiatives with our direct marketing efforts aimed at converting potential customers into actual customers, promoting additional sales to our existing customer base, and improving our renewal rates on previously sold services. Our marketing programs include a variety of online and offline advertising initiatives and public relations activities targeted primarily at individuals and small businesses, which comprise the core base of our customers.
      Our principal marketing initiatives are:

•	Offline advertising — including advertising on television and radio and in print media. We launched a television advertising campaign during the 2005 Super Bowl, and since then have conducted further television advertising that featured cable television advertising and commercials aired during the 2006 NFL Playoffs and the 2006 Super Bowl. In addition, we have recently launched package insert campaigns with market-leading third parties such as Dell and Amazon.com.

•	Online advertising — including search-based ads, banner ads, targeted email campaigns, podcast advertising and advertising on “parked pages.”

•	Customer retention and appreciation marketing efforts — including direct mail and email campaigns, as well as telesales follow-up contacts. We use these campaigns and contacts to market additional services that we determine might be useful to customers based on their prior purchases with us.
In addition to these marketing initiatives, we believe that the breadth and quality of our service offerings and the high level of customer care and support we provide, create significant goodwill and result in positive referrals from our customers. We believe this word-of-mouth advertising is an important complement to our marketing initiatives.
Customers
      Our customer base is comprised primarily of individuals and small businesses, and, to a much lesser extent, of large businesses and governmental agencies that purchase specific services, such as domain name registrations and SSL certificates. As of May 31, 2006, we had approximately 2.9 million customers under contract. No customer accounted for more than 5% of total revenue in 2003, 2004, 2005 or the first quarter of 2006.
      Sales from transactions outside the U.S. accounted for 14% of our total sales in 2003, 14% in 2004, 13% in 2005 and 13% in the first quarter of 2006. We characterize transactions with customers who have payment card billing addresses outside the U.S. as being transactions outside the U.S. We currently have no physical operations outside the U.S., and we make sales to customers outside the U.S. through our website and U.S.-based customer care center. We believe that sales to customers outside the U.S. are likely to account for an increasing portion of total sales in future periods as we grow our international customer base and pursue opportunities to expand our international presence.
Customer Care and Support
      We believe our ability to establish and maintain long-term relationships with our customers and to differentiate ourselves from our competitors depends significantly on the strength of our customer care and support operations. Moreover, we believe that superior customer care and support are critical to retaining, expanding and further penetrating our customer base. We have tightly integrated our customer care center with our development organization in order to identify rapidly and respond precisely to our customers’ needs. As of March 31, 2006, our customer care organization had 752 employees.
      Our customers have access to our customer care center 24 hours per day, 365 days per year using the telephone, email or the Internet. Customer care center employees handle general customer inquiries, such as payment and product feature queries and technical questions about customers’ existing services, as well as provide information about additional services we offer. Many of our customer care employees are technical support specialists extensively trained in the use of our services. Our customer care center personnel are trained and encouraged to act as “business consultants” who cross-sell and up-sell a variety of services that may be of value to particular customers, both in response to inbound customer inquiries and as part of our outbound customer retention and appreciation initiatives. As a result of these “needs-based” selling efforts, the average order size generated by our customer care personnel in 2005 was $65.00, compared to an overall average order size of $26.81.
Technology and Development
  Technology
      We have built our services, systems and networks for reliability, scalability, flexibility and security. We use hardware and software from leading technology vendors such as Cisco, Dell, Microsoft, Network Appliance and Red Hat. Our systems rely on a modular approach to capacity both for server environments and for storage.
      We undertake annual audits as required by the payment card industry to ensure all our card processing services meet PCI standards. We also undertake an annual Webtrust for Certificate Authorities audit to ensure that our infrastructure that processes SSL certificates meets all Webtrust requirements.
      Facilities. The systems supporting our own websites, our website hosting and other services and our internal operations are located at five facilities in the Phoenix, Arizona area. We operate all of our facilities, and believe that they have ample power, redundancy, fire suppression capabilities, bandwidth capacity and backbone redundancy to support the current and anticipated near-term growth of our business. We continuously monitor these systems to improve various aspects of their performance.
      Reliability. Our technology platform is designed to maximize reliability and system uptime. We use redundant hardware components to ensure high levels of availability. We achieve software and data reliability through a variety of devices, processes and quality-assurance procedures. Depending on the specific system, our standard procedures include daily database backups, storage of critical information in multiple formats and incremental backups of ongoing database modifications.

      Scalability and Flexibility. Our systems are designed to handle large and expanding volumes of domain name registrations, website hosting accounts, general website traffic and domain name server queries in an efficient, scalable and fault-tolerant manner. Our servers are clustered and use a highly available, redundant shared file system that allows us to add additional capacity without the need for costly system or technology upgrades.
      Security. Our technology incorporates a variety of access controls and other security measures to protect domain name registration and customer data, and to prevent unauthorized access to our networks and systems. These include communications using SSL, access control at network routers, and encryption and authentication of user passwords. We have a team of security operations personnel monitoring our systems 24 hours per day, 7 days per week using multiple security devices, providing forensic analysis, and gathering intelligence to actively prevent security breaches.
  Research and Development
      Since our inception, we have chosen to develop substantially all of our services internally, rather than licensing or acquiring technology from third parties. Our internal research and development capabilities allow us greater speed and flexibility in developing new service offerings, minimize our licensing costs and improve our ability to provide customer care and support. We focus our research and development efforts on enhancing our existing service offerings and developing new services, both in response to our customers’ needs. Our research and development department is organized into over 30 specialized development teams that totaled 119 employees as of March 31, 2006. We believe that these solution-specific teams ensure a more rapid and effective development effort. Our research and development expenses were approximately $3.5 million in 2003, $5.3 million in 2004, $9.7 million in 2005 and $3.4 million in the first quarter of 2006.
Competition
      The markets for domain name registration and web-based services are intensely competitive and rapidly evolving. We expect competition to increase in the foreseeable future as new competitors enter the market and as our existing competitors expand their service offerings. Our current competitors include domain name registrars, independent software companies, website design firms, website hosting companies, Internet service providers, Internet portals and search engine companies. Many of these competitors, and in particular Google, Microsoft and Yahoo!, have greater resources, brand recognition and consumer awareness, and larger customer bases than we have.
      Current principal competitors in our markets include:

•	companies that primarily focus on domain name registration, including eNom (recently acquired by Demand Media), Melbourne IT, Network Solutions, Register.com and Schlund (a division of United Internet);

•	companies that compete with us primarily in the area of website hosting services, including 1&1 Internet (a division of United Internet) and Web.com (formerly known as Interland);

•	companies that compete with us primarily in the area of SSL certification services, including GeoTrust (which has recently announced an agreement to be acquired by VeriSign), Thawte and VeriSign; and

•	diversified Internet companies, including Google, Microsoft and Yahoo!, that currently offer, or may in the future offer, a broad array of web-based products and services, including domain name registration, website hosting and other products and services targeted at helping individuals and small businesses gain an online presence.
      We believe the principal competitive factors in selling domain name registrations, website hosting services and on-demand services to individuals and businesses include the following:

•	flexibility, quality and functionality of service offerings;

•	brand name and reputation;

•	price;

•	quality and responsiveness of customer support and service;

•	ease of use, implementation and maintenance of service offerings; and

•	reliability and security of service offerings.
      We believe we have established a favorable competitive position on all of these factors.
Intellectual Property
      Our success and ability to compete are dependent in part on our ability to develop and maintain proprietary technologies and to operate without infringing on the intellectual property of others. We rely on a combination of patent, trademark, service mark, copyright and trade secret laws in the U.S. and other jurisdictions to protect our intellectual property and our brand. We have 61 U.S. patent applications pending. Our patent applications relate generally to methods for registering domain names, improved electronic communication systems and versatile ecommerce tools, among other things. In addition, we enter into confidentiality and invention assignment agreements with our employees and consultants and vigorously control distribution of and access to our proprietary information and technology. We license technology from third parties that we use in our website hosting business and in limited elements of a few of our services. License agreements for third-party software include provisions intended to protect our intellectual property. None of our services is substantially dependent on any third-party software.
      While our patent applications, copyrights, trademarks and other intellectual property rights are important, we believe that our technical expertise and our ability to introduce new products and features that meet the needs of our customers are more important in maintaining our competitive position.
Administration of the Internet and Government Regulation
  Administration
      From January 1993 until April 1999, Network Solutions was the sole entity authorized by the U.S. government to act as either a registrar or a registry for domain names in the .com, ..net and .org TLDs. In November 1998, the U.S. Department of Commerce authorized ICANN, through a Memorandum of Understanding, to oversee key aspects of the domain name registration system, including contracting with additional registries and accrediting additional registrars. In 2000, Network Solutions was acquired by VeriSign, which sold the registrar portion of its business and the Network Solutions name in November 2003. In May 2001, ICANN and VeriSign entered into a registry agreement under which VeriSign would operate the .com top-level domain registry until at least 2007, when the original agreement expires. In February 2006, VeriSign negotiated a renewal of this registry agreement with ICANN that, upon final approval from the U.S. Department of Commerce, would result in VeriSign’s continuing to operate the .com registry until 2012 and perhaps beyond that date. ICANN’s board of directors has also named VeriSign as the designated .net registry until 2011. Other registries include Public Interest Registry for .org, Afilias for .info and NeuStar for .biz and ..us.
      ICANN maintains contracts with member entities such as registrars and registries through which it enforces compliance with its consensus policies. While these policies do not constitute law in the U.S. or elsewhere, they have a significant influence on the operation and future of the domain name registration system. ICANN from time to time may create new policies, subject to review and approval by a consensus of the applicable supporting organizations and adoption by the ICANN board of directors. Examples of new policies recently implemented by ICANN include policies governing domain name transfers and the deletion of un-renewed domain names.
  Government Regulation
      A combination of U.S. federal and state statutes and foreign statutes regulate the liability of Internet service providers, including domain name registrars. In addition, other federal and state statutes that are not specific to Internet regulation govern aspects of the domain name registration business. These statutes include the following:
      Communications Decency Act. The Communications Decency Act of 1996, or CDA, regulates content of material on the Internet, and provides immunity to Internet service providers and providers of interactive computer services. The CDA and the case law interpreting it provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on websites unless they participate in the conduct.
      Digital Millennium Copyright Act. The Digital Millennium Copyright Act of 1998, or DMCA, provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. However, to qualify for the safe harbor, registrars and website hosting providers must satisfy a number of requirements, including adopting a user policy that provides for termination of service access of users who are repeat infringers, informing users of this policy, and implementing the policy in a reasonable manner. In addition, a registrar or a website hosting provider must remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works by domain names or content on hosted web pages. A registrar or website hosting provider that fails to comply with these safe harbor requirements may be found contributorily or vicariously liable for third-party infringement.
      Lanham Act. The Lanham Act governs trademarks and servicemarks, and case law interpreting the Lanham Act has limited liability for search engine providers and domain name registrars in a manner similar to the DMCA. No court to date has found a domain name registrar liable for trademark infringement or trademark dilution as a result of accepting registrations of domain names that are identical or similar to trademarks or service marks held by third parties, or holding auctions for those domain names.
      Anticybersquatting Consumer Protection Act. The Anticybersquatting Consumer Protection Act, or ACPA, was enacted to address piracy on the Internet by curtailing a practice known as “cybersquatting,” or registering a domain name that is identical or similar to another party’s trademark, or to the name of another living person, in order to profit from that domain name. The ACPA provides that registrars may not be held liable for registration or maintenance of a domain name for another person absent a showing of the registrar’s bad faith intent to profit from the use of the domain name. Registrars may be held liable, however, for failure to comply with procedural steps set forth in the ACPA. For example, if there is litigation involving a domain name, the registrar is required to deposit with the court a certificate representing the domain name registration, and cannot transfer or otherwise modify the registration during the court action except by court order.
      Privacy and Data Protection. In the area of data protection, the U.S. Federal Trade Commission and certain state agencies have investigated various Internet companies’ use of their customers’ personal information, and the federal government has enacted legislation protecting the privacy of consumers’ non-public personal information. Other federal and state statutes regulate specific aspects of privacy and data collection practices. Although we believe that our information collection and disclosure policies comply with existing laws, if challenged, we may not be able to demonstrate adequate compliance with existing or future laws or regulations. In addition, in the European Union member states and certain other countries outside the U.S., data protection is more highly regulated and rigidly enforced. To the extent that we expand our business into these countries, we expect that compliance with these regulatory schemes will be more burdensome and costly for us.
  Domain Name Disputes
      ICANN has adopted the Uniform Domain-Name Dispute-Resolution Policy, or UDRP, which establishes an administrative process for resolving disputes over registration of domain names. In their contracts with ICANN, registrars agree to comply with and to implement this policy. This policy defines a limited role for registrars in the dispute resolution process, as registrars are not permitted to make any changes to a domain name without specific direction from a court or arbitration panel. In the event of a dispute over the registration of a domain name, the registrar is required to lock the disputed domain name so that it cannot be transferred or otherwise modified during the pendency of the dispute. Likewise, when the registrar receives an order or decision from a court or arbitration panel, the disputed domain name must be updated accordingly.
      ICANN also adopted the Transfer Dispute Resolution Policy, or TDRP, which establishes a guideline for registrars to follow in dealing with disputes over the transfer of a domain name from one registrar to another. Under the TDRP, the gaining registrar must provide to the losing registrar a Form of Authorization, or FOA, to confirm that the registrant at the time of transfer agreed to transfer the name. If the FOA does not confirm that the registrant at the time of transfer confirmed the transfer, the registrars may work together to reinstate the name to the previous registrar. If an agreement cannot be reached between the two registrars, the losing registrar may choose to lodge a TDRP dispute through the relevant registry. If a dispute is filed through the registry, the registry is responsible for determining whether the domain name should be transferred back to the losing registrar and ultimately reinstated to the previous registrant.
      Less frequently, domain name registration and transfer disputes are resolved under the ACPA. The ACPA provides trademark and service mark owners with legal remedies in these types of disputes, including allowing a mark owner to bring an in rem action to cancel registration of the disputed domain name or to require the transfer of the domain name registration to the mark owner. As discussed above, the ACPA provides that domain name registrars may not be held liable for registering or maintaining a domain name absent a showing of the registrar’s bad faith intent to profit or its failure to comply with procedural provisions.
      These statutes do not eliminate tort liability for wrongful conduct on the part of registrars in domain name or transfer disputes. For a discussion of the leading case governing tort liability in this area, please see “Risk Factors — We may face liability or become involved in disputes over registration of domain names and control over websites.”
Employees
      As of March 31, 2006, we had 1,119 employees. We have no employees that are represented under a collective union agreement. We consider our relationships with our employees to be good.
Facilities
      We currently conduct our operations primarily in seven separate facilities. We lease approximately 46,000 square feet of office space for our principal executive offices and a portion of our customer care center in Scottsdale, Arizona, under a lease agreement that expires in August 2008. In October 2005, we acquired a 285,000 square foot building in Phoenix for approximately $9.5 million. We anticipate utilizing this building as our primary data center to support our website hosting business and corporate infrastructure. We lease approximately 50,000 square feet of office space in Gilbert, Arizona, which houses a larger portion of our customer care center and some research and development teams, under a lease that expires in June 2011. We also lease space at three other locations in the Phoenix area for additional data center capacity and in one facility in Cedar Rapids, Iowa for marketing and research and development personnel, under lease agreements that expire between November 2006 and January 2011. If we require additional space, we believe that we will be able to obtain that space on commercially reasonable terms.
Legal Proceedings
      We are a party to a number of legal proceedings arising in the ordinary course of business, including disputes arising over domain name registration, network abuse such as email spam, online “phishing” and other forms of Internet fraud, and intellectual property rights. As of the date hereof, we are not a party to or aware of any legal proceedings that individually, or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

MANAGEMENT
Executive Officers, Directors and Key Employees
      The following table sets forth information about our executive officers, directors and key employees as of March 31, 2006:

Name	Age	Position

Executive Officers:
Bob Parsons	55	Chairman, Chief Executive Officer and Founder
Warren J. Adelman	42	President, Chief Operating Officer and Director
Barbara J. Rechterman	41	Executive Vice President and Chief Marketing Officer
Michael J. Zimmerman	35	Chief Accounting Officer and Acting Chief Financial Officer
Christine N. Jones	37	General Counsel and Corporate Secretary
Directors:
Michael D. Gallagher(1)	42	Director
Thomas F. Mendoza(2)	55	Director
Charles J. Robel(1)(2)(3)	56	Director
Greg J. Santora(1)(2)(3)	55	Director
Key Employees:
Robert T. Olson	41	Vice President of Business Operations
Theresa J. D’Hooge	38	Vice President of Marketing
Timothy J. Ruiz	51	Vice President of Corporate Development and Policy Planning
Patrick C. Pendleton	46	Chief Information Officer
Neil G. Warner	49	Chief Information Security Officer and President, Domains by Proxy

(1)	Member of our audit committee.

(2)	Member of our leadership development and compensation committee.

(3)	Member of our nominating and governance committee.
     Bob Parsons has served as our Chairman and Chief Executive Officer since he founded our company in 1997. Mr. Parsons also served as our President from inception until February 2006. Prior to founding Go Daddy, Mr. Parsons founded Parsons Technology, Inc., a software company that was acquired by Intuit Inc. in 1996. Mr. Parsons served in the U.S. Marine Corps between 1968 and 1970 and is a recipient of the Purple Heart Medal and Combat Action Ribbon. Mr. Parsons is a Certified Public Accountant and holds a B.S. in Accounting from the University of Baltimore.
      Warren J. Adelman has served as our President since February 2006, our Chief Operating Officer since October 2004, and a director since May 2006. Mr. Adelman has also served as our Vice President of Product and Strategic Development and Chief of Staff from September 2003 to October 2004, and as our Vice President of Strategic Development from January 2003 to September 2003. Prior to joining us, Mr. Adelman served as Vice President of Strategic Relations of Network Associates, Inc., an enterprise security company, from February 2002 to October 2002. From February 2001 to February 2002, Mr. Adelman served as Chief Executive Officer and, from January 1999 to February 2001, Mr. Adelman served as Vice President of Business Development of NeoPlanet, Inc., a customer interaction software company. Mr. Adelman holds a B.A. in Political Science and History from the University of Toronto.
      Barbara J. Rechterman has served as our Executive Vice President and Chief Marketing Officer since July 1997. Prior to joining us, Ms. Rechterman was employed from 1988 to June 1997 in various capacities at Parsons Technology, Inc., including as Co-President, Vice President and Controller. Ms. Rechterman is a Certified Public Accountant and holds a B.A. in Accounting from the University of Dubuque.
      Michael J. Zimmerman has served as our Chief Accounting Officer and Acting Chief Financial Officer since April 2006, and served as our Chief Financial Officer from November 2003 to April 2006 and between November 2001 and July 2002. From July 2002 to November 2003, Mr. Zimmerman served as Vice President of our subsidiary, Wild West Domains, Inc. Prior to joining us, Mr. Zimmerman served as Chief Financial Officer of Mechanical Breakdown Administrators, Inc., an automobile warranty company, from September 1999 to October 2001. Mr. Zimmerman is a Certified Public Accountant and holds a B.S. in Accounting from Lehigh University.
      Christine N. Jones has served as our General Counsel and Corporate Secretary since January 2002. Prior to joining us, Ms. Jones practiced law at Beus Gilbert, PLLC, a private law firm, between May 1997 and January 2002. Ms. Jones has been a member of the American Bar Association and the State Bar of Arizona since 1997. Ms. Jones is a Certified Public Accountant and holds a J.D. from Whittier Law School and a B.S. in Accounting from Auburn University.
      Michael D. Gallagher has served as a director since May 2006. Mr. Gallagher has been a partner at Perkins Coie, LLP, a private law firm, since February 2006. Prior to joining Perkins Coie LLP, Mr. Gallagher served in various capacities at the U.S. Department of Commerce, including as Assistant Secretary of Commerce for Communication and Information, and Director of the National Telecommunications and Information Administration from August 2003 to January 2006, as Deputy Chief of Staff for Policy and Counselor to Secretary Donald L. Evans from April 2003 to November 2003, and as Deputy Assistant Secretary, National Telecommunications and Information Administration from November 2001 to March 2003. Prior to his service at the U.S. Department of Commerce, Mr. Gallagher worked in the private sector for Verizon Wireless and Air Touch Communications, Inc. Mr. Gallagher holds a J.D. from the University of California, Los Angeles and a B.A. in Economics and Political Science from the University of California, Berkeley.
      Thomas F. Mendoza has served as a director since May 2006. Mr. Mendoza has been employed in various capacities at Network Appliance, Inc., a data storage company, since 1994, and has served as its President since 2000. Mr. Mendoza has more than 31 years of experience as a high-technology executive. Mr. Mendoza holds a B.A. in Economics from the University of Notre Dame and is an alumnus of Stanford University’s Executive Business Program.
      Charles J. Robel has served as a director since May 2006. From June 2000 to December 2005, Mr. Robel served as a General Partner and Chief Operating Officer of Hummer Winblad Venture Partners, a venture capital firm focused on software companies. From 1985 until 2000, Mr. Robel was a partner with PricewaterhouseCoopers LLP. Mr. Robel also serves as a director of Adaptec, Inc., Borland Software Corporation, Informatica Corporation and McAfee, Inc. Mr. Robel is a Certified Public Accountant and holds a B.S. in Accounting from Arizona State University.
      Greg J. Santora has served as a director since May 2006. From December 2003 to September 2005, Mr. Santora served as Chief Financial Officer of Shopping.com Ltd., an online provider of comparison shopping services that was acquired by eBay Inc. in August 2005. From 1997 through February 2003, Mr. Santora served as Senior Vice President and Chief Financial Officer for Intuit, Inc., a provider of small business and personal finance software. Prior to Intuit, Mr. Santora spent nearly 13 years at Apple Computer in various senior financial positions including Senior Finance Director of Apple Americas and Senior Director of Internal Consulting and Audit. Mr. Santora, who began his accounting career with Arthur Andersen LLP, has been a Certified Public Accountant since 1974. Mr. Santora also serves as a director of Align Technology Inc. and Digital Insight Corporation. Mr. Santora holds an M.B.A. from San Jose State University and a B.S. in Accounting from the University of Illinois.
      Robert T. Olson has served as our Vice President of Business Operations since August 2004. Mr. Olson also served as our Director of Business Operations from November 2003 to August 2004 and as our Director of Product Management from June 2003 to November 2003. Prior to joining us, Mr. Olson served as

Mountain Region Manager of FitLinxx, LLC, a fitness and wellness technology company, from January 2003 to June 2003. From August 2002 to November 2002, Mr. Olson was an executive consultant to ABS School Services, LLC, a private management company of charter schools. Mr. Olson served from August 2001 to May 2002 as a Vice President of Sales and, from April 2002 to August 2002, as Director of Marketing of NeoPlanet, Inc., a customer interaction software company. Mr. Olson holds an M.B.A. from the University of Denver and a B.S. in Accounting from Colorado State University.
      Theresa J. D’Hooge has served as our Vice President of Marketing since December 2004. Ms. D’Hooge also served as our Director of Database Marketing from June 2004 to December 2004 and as our Senior Advertising Manager from February 2003 to June 2004. From October 2001 to February 2003, Ms. D’Hooge was an independent consultant to automotive and software companies. From February 2001 to October 2001, Ms. D’Hooge served as Vice President of Operations and Marketing for Infinity Marketing Solutions. From 1992 to January 2001, Ms. D’Hooge held various marketing management positions at Parsons Technology, Inc. Ms. D’Hooge holds a B.B.A. in Accounting from Mount Mercy College.
      Timothy J. Ruiz has served as our Vice President of Corporate Development and Policy Planning since February 2006. Mr. Ruiz also served as our Vice President of Domains Services from April 2003 to February 2006 and as our Director of Business Development from April 2001 to April 2003. Mr. Ruiz holds an A.S. in Computer Science from Iowa Central Community College.
      Patrick C. Pendleton has served as our Chief Information Officer since March 2006. Prior to joining us, Mr. Pendleton served as Vice President of Technical Services of PetSmart, Inc., a retailer of specialty products and services for pets, from March 2001 to March 2006. Mr. Pendleton holds a B.S. in Business/ Management Information Services from Elmhurst College.
      Neil G. Warner has served as our Chief Information Security Officer since May 2005 and as President of our Domains by Proxy subsidiary since October 2004. Mr. Warner also served as our Director of Security and Business Continuity Planning from May 2004 to May 2005. Mr. Warner served as Director of Security and Technology of NDCHealth, Inc. (now Per-Se Technologies, Inc.) from October 1997 to May 2004. Mr. Warner holds a B.S. in Management Studies from the University of Maryland and an A.A.S. in Electronic Communication from Georgia Military College.
      There are no family relationships between any of our directors or executive officers.
Board of Directors
      Our board of directors currently consists of six members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and six directors are currently authorized.
      As of the closing of this offering, our board of directors will be divided into three classes of directors, serving staggered three-year terms, as follows:

•	Class I will consist of Messrs. Mendoza and Adelman, whose terms will expire at the annual meeting of stockholders to be held in 2007;

•	Class II will consist of Messrs. Gallagher and Santora, whose term will expire at the annual meeting of stockholders to be held in 2008; and

•	Class III will consist of Messrs. Parsons and Robel, whose terms will expire at the annual meeting of stockholders to be held in 2009.
      Directors for a class whose terms expire at a given annual meeting will be up for re-election for three-year terms at that meeting. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of, among other things, delaying or preventing a change of control of Go Daddy.

Director Independence
      In May 2006, our board of directors undertook a review of the independence of each director and considered whether any director had a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. As a result of this review, our board of directors determined that Messrs. Gallagher, Mendoza, Robel and Santora, representing four of our six directors, were “independent directors” as defined under the rules of The Nasdaq Stock Market.
Committees of the Board of Directors
      Our board of directors currently has three committees: an audit committee, a leadership development and compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the closing of this offering.
  Audit Committee
      Messrs. Gallagher, Robel and Santora, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Robel is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of The Nasdaq Stock Market and the SEC. Our board of directors has also determined that Mr. Robel is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of The Nasdaq Stock Market. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving all audit and pre-approving any non-audit services to be performed by them;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

•	acting as our qualified legal compliance committee; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.
  Leadership Development and Compensation Committee
      Messrs. Mendoza, Robel and Santora, each of whom is a non-employee member of our board of directors, comprise our leadership development and compensation committee. Mr. Mendoza is the chairman of our leadership development and compensation committee. Our board of directors has determined that each member of our leadership development and compensation committee meets the requirements for independence under the rules of The Nasdaq Stock Market. The leadership development and compensation committee is responsible for, among other things:

•	reviewing and approving the following components of our chief executive officer’s and other executive officers’ compensation, as applicable: annual base salary; annual incentive bonus including the specific goals and amount; equity compensation; employment agreements; severance arrangements and change of control agreements; and any other benefits, compensation or arrangements;

•	evaluating and recommending incentive compensation plans to our board of directors;

•	administering our equity incentive plans;

•	reviewing the succession planning for our executive officers and coordinating the evaluation of potential successors to executive officers; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.
  Nominating and Governance Committee
      Messrs. Robel and Santora, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Santora is the chairman of our nominating and governance committee. Our board has determined that each member of our nominating and governance committee meets the requirements for independence under the rules of The Nasdaq Stock Market. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management; and

•	recommending potential members for each board committee to our board of directors.
Director Compensation
      In May 2006, our board of directors adopted a compensation program for outside directors. Pursuant to this program, each non-employee director will receive the following compensation for board services, as applicable:

•	an annual director retainer of $40,000;

•	compensation for attending board of director meetings of $1,500;

•	compensation for attending committee meetings of $750;

•	an annual stipend of $15,000 for the audit committee chair and a $7,500 stipend for other committee chairs;

•	upon joining the board, an automatic initial grant of a stock option to purchase 50,000 shares of Class A common stock vesting as to one-quarter of the shares on the one-year anniversary of the grant date and monthly thereafter so that the award is fully vested four years after the grant date; and

•	for each director whose term continues following an annual meeting, and who has been a director for at least six months, an automatic annual grant of a stock option for the purchase of 7,500 shares of Class A common stock vesting as to one-quarter of the shares on the one-year anniversary of the grant date and monthly thereafter so that the award is fully vested four years after the grant date.
      We made the automatic initial stock option grants described above to Messrs. Gallagher, Mendoza, Robel and Santora in May 2006, each at an exercise price of $14.52 per share, representing the fair market value of our common stock on the date of grant as determined by the board of directors.
Compensation Committee Interlocks and Insider Participation
      None of the members of our leadership development and compensation committee is an officer or employee of Go Daddy. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or leadership development and compensation committee.

Executive Compensation
      The following table provides information regarding the compensation of our chief executive officer and our four other most highly compensated executive officers during 2005. We refer to these five executive officers as the named executive officers.
Summary Compensation Table

			Long-Term
			Compensation
			Awards

			Class A
	Annual Compensation		Common Stock
			Underlying	All Other
Name and Principal Position	Salary	Bonus (1)	Options	Compensation

Bob Parsons	$89,712	$174,827	—	$57	(2)
Chief Executive Officer
Warren J. Adelman	216,298	273,465	200,400	4,057	(4)
Chief Operating Officer(3)
Barbara J. Rechterman	238,938	268,957	100,500	4,057	(4)
Executive Vice President and
Chief Marketing Officer
Michael J. Zimmerman	194,154	153,814	100,400	4,057	(4)
Chief Financial Officer(5)
Christine N. Jones	219,939	153,669	100,400	4,057	(4)
General Counsel and
Corporate Secretary

(1)	We generally pay a portion of our bonus compensation in the year following the year in which they were earned. Bonus amounts presented in the table above include amounts that were earned in 2005 and paid in 2006.

(2)	Consists of life insurance premiums.

(3)	Was also appointed President in February 2006.

(4)	Consists of life insurance premiums of $57 and matching 401(k) contributions of $4,000.

(5)	Was appointed Chief Accounting Officer and Acting Chief Financial Officer in April 2006.

Stock Option Grants in Last Fiscal Year
      The following table summarizes the stock options granted to each named executive officer during 2005, including the potential realizable value over the 10-year term of the options, which is based on assumed rates of stock appreciation of 5% and 10%, compounded annually, and subtracting from that result the aggregate option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock prices for our Class A common stock. Actual gains, if any, on stock option exercises will depend on the future performance of our Class A common stock. The assumed 5% and 10% rates of stock appreciation are applied to an assumed initial public offering price of $               per share of our Class A common stock. The percentage of total options granted to employees is based upon options to purchase an aggregate of 829,400 shares of Class A common stock we granted to employees during 2005.

	Individual Grants

	Number of
	Shares of				Potential Realizable
	Class A				Value at Assumed
	Common	Percent of			Annual Rates of Stock
	Stock	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise		Options Term
	Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal Year	Share (1)	Date	5%	10%

Bob Parsons	—	—	—	—	—	—
Warren J. Adelman	200,000	24.2%	$7.69	10/05/2015
	400		7.69	4/29/2015
Barbara J. Rechterman	100,000	12.1	7.69	10/05/2015
	500		7.69	4/29/2015
Michael J. Zimmerman	100,000	12.1	7.69	10/05/2015
	400		7.69	4/29/2015
Christine N. Jones	100,000	12.1	7.69	10/05/2015
	400		7.69	4/29/2015

(1)	Represents the fair market value of our Class A common stock, as determined by our board of directors, on the date of grant.
     In March 2006, we granted Warren J. Adelman an option to purchase 250,000 shares of our Class A common stock at an exercise price of $9.10 per share, subsequently repriced to $13.53 per share, which represented the fair market value of our Class A common stock as determined by our board of directors on the original date of grant. In May 2006, we granted Warren J. Adelman an option to purchase 608,046 shares of our Class A common stock, Barbara J. Rechterman an option to purchase 194,900 shares of our Class A common stock, Michael J. Zimmerman an option to purchase 341,050 shares of our Class A common stock, and Christine N. Jones an option to purchase 472,900 shares of our Class A common stock, with each option having an exercise price of $14.52 per share, which represented the fair market value of our Class A common stock as determined by our board of directors on the date of grant. The options granted in May 2006 were all granted with an expiration date no later than ten years from the date of grant, but earlier in case of termination of employment, and all options granted under the 2006 Equity Incentive Plan prior to this offering will automatically expire on the first anniversary of the date of grant if either this offering or a change of control of Go Daddy does not occur by that date.
Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      None of our named executive officers exercised stock options during 2005. The following table sets forth information concerning the number and value of exercisable and unexercisable options held by the named executive officers who held options as of December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 represents an amount equal to the difference between an assumed initial public offering price of $               per share of Class A common stock and the option exercise price, multiplied by the number of unexercised in-the-money options. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Year-End Option Values

	Number of Shares of Class A		Value of Unexercised
	Common Stock Underlying		In-the-Money
	Unexercised Options at Fiscal		Options at Fiscal
	Year-End		Year End

Name	Exercisable	Unexercisable(1)	Exercisable	Unexercisable

Bob Parsons	—	—	—		—
Barbara J. Rechterman	—	1,905,100	—	$
Warren J. Adelman	—	441,640	—
Michael J. Zimmerman	—	315,200	—
Christine N. Jones	—	314,600	—

(1)	All the options listed in this column were unexercisable as of December 31, 2005 due to a restriction in our 2002 stock option plan that prevents outstanding stock options from being exercised prior to the earlier to occur of a change of control involving Go Daddy or our common stock becoming listed and publicly traded on a U.S. stock exchange. If this restriction had not been in place, the following options would have been exercisable as of December 31, 2005: Barbara J. Rechterman as to 1,686,600 shares with a value of $ , Warren J. Adelman as to 110,500 shares with a value of $ , Michael J. Zimmerman as to 130,350 shares with a value of $ , and Christine N. Jones as to 134,900 shares with a value of $ .
Employee Benefit Plans
      Prior to May 11, 2006, all options to purchase shares of our common stock were granted under our Go Daddy 2002 Stock Option Plan. In May 2006, we began granting options to purchase shares of our Class A common stock under our 2006 Equity Incentive Plan and ceased granting options under the Go Daddy 2002 Stock Option Plan. During that month, we granted options to purchase an aggregate of 4,073,521 shares of our common stock with an exercise price of $14.52 per share.
  2006 Equity Incentive Plan
      Our board of directors adopted, and our sole stockholder at the time approved, our 2006 Equity Incentive Plan in May 2006. Our 2006 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
      Number of Shares Reserved. We have reserved 7,000,000 shares of our Class A common stock for issuance under the 2006 Equity Incentive Plan. The number of shares reserved for issuance under this plan will be increased to include:

•	any shares of our Class A common stock reserved under our Go Daddy 2002 Stock Option Plan that are not issued or subject to outstanding grants on the date of this prospectus; and

•	any shares of our Class A common stock issuable upon exercise of options granted under our Go Daddy 2002 Stock Option Plan that expire or become unexercisable without having been exercised in full.
      In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each year, beginning with 2007, equal to the lesser of:

•	2% of the combined total number of outstanding shares of our Class A and Class B common stock on the last day of the preceding year;

•	1,400,000 shares; or

•	any lesser number determined by our board of directors.
      Administration of the 2006 Equity Incentive Plan. Prior to the closing of this offering, our board of directors is the plan administrator responsible for administering our 2006 Equity Incentive Plan. Our leadership development and compensation committee will be the plan administrator responsible for administering our 2006 Equity Incentive Plan upon the closing of this offering. The plan administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration to pay the exercise price. The plan administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.
      Stock Options. The plan administrator will determine the exercise price of options granted under our 2006 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and all incentive stock options within the meaning of Section 422 of the Internal Revenue Code the exercise price must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.
      Stock Appreciation Rights. We are authorized to grant stock appreciation rights under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. The plan administrator determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash, with shares of our Class A common stock, or with a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.
      Restricted Stock Awards. We are authorized to grant restricted stock awards under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our Class A common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
      Restricted Stock Units. We are authorized to grant restricted stock units under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.
      Performance Shares. We are authorized to grant performance shares under our 2006 Equity Incentive Plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance shares to be paid out to participants. Performance shares will have an initial value equal to the fair market value of our Class A common stock on the grant date. Payment for performance shares will be made in shares of our Class A common stock, as determined by the plan administrator.

      Transferability of Awards. Unless the plan administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
      Automatic Grants to Non-Employee Directors. Our 2006 Equity Incentive Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director receives an initial option to purchase 50,000 shares of Class A common stock upon election or appointment to the board of directors. This option will vest as to one-fourth of the shares subject to the option on the first anniversary of the date of grant and monthly thereafter, so as to be fully vested at the end of four years subject to the director’s continued service on each relevant vesting date. In addition, beginning in 2007, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 7,500 shares of Class A common stock immediately following each annual meeting of our stockholders. This option will be subject to the same four year vesting schedule applicable to the initial option described above, with vesting to commence on the date that the option is granted and be subject to the director’s continued service on each vesting date. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value of our Class A common stock on the date of grant.
      Adjustments upon Merger or Change of Control. Our 2006 Equity Incentive Plan provides that, in the event of our “change in control,” if the successor corporation or its parent or subsidiary does not assume, or substitute an equivalent award for, each outstanding award, then each participant will fully vest in and have the right to exercise all of his or her outstanding options and other awards. The plan administrator is required to provide notice to the recipient that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award. The option or stock appreciation right will terminate upon the expiration of the period of time the plan administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, all performance goals or other vesting requirements for performance shares will be deemed achieved, and all other terms and conditions will be deemed met.
      Amendment and Termination of 2006 Plan. Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided its action does not impair the rights of any particular participant in a manner different than other participants. If the board amends the plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it.
  Go Daddy 2002 Stock Option Plan
      In July 2002, our then sole director and sole stockholder adopted our Go Daddy 2002 Stock Option Plan. Our 2002 Stock Option Plan permits the grant of nonqualified options to our employees and employees of our related entities.
      Number of Shares Reserved. We have reserved 6,700,000 shares of our Class A common stock for issuance under the 2002 Stock Option Plan. As of March 31, 2006, options to purchase 6,616,300 shares of our Class A common stock were outstanding and 83,700 shares were available for grants under the 2002 Stock Option Plan. As of May 2006, we are no longer granting options under this plan.
      Administration of the Go Daddy 2002 Stock Option Plan. Prior to this offering, our board of directors served as the administrator of our 2002 Stock Option Plan. After this offering, our board of directors or our leadership development and compensation committee will serve as the administrator of this plan. The administrator has complete discretion to make all decisions relating to our 2002 Stock Option Plan.
      Stock Options. No options granted under our 2002 Stock Option Plan are exercisable until (i) our Class A common stock is listed and publicly traded on any U.S. stock exchange or (ii) we are sold or reorganized. A sale or reorganization for this purpose is when more than 80% of the voting power of our outstanding stock or more than 80% of our assets is transferred to a third party. Vesting of shares subject to each option begins on the grant date of that option. On each anniversary of the grant date, 25% of the shares subject to that option vest and become non-forfeitable. Subject to the restrictions in the first sentence of this paragraph, after an employee’s termination of employment for any reason, including the death of the employee, he or she may exercise his or her option with respect to the shares vested as of the date of the termination of employment for a period of 30 days after that termination. However, an option may not be exercised later than its expiration date.
  401(k) Plan
      We offer a 401(k) plan to all employees who meet specified eligibility requirements. Eligible employees may contribute up to 15% of their respective compensation subject to limitations established by the Internal Revenue Code. We may match 50% of any participant’s contribution up to $4,000. Participants are immediately vested in their contributions plus actual earnings thereon. Participants become 20% vested in our contributions plus earnings thereon after two years of service and 20% each year thereafter, becoming 100% vested after six years of service.
Limitation of Liability and Indemnification of Officers and Directors
      Upon the closing of this offering, we will adopt and file an amended certificate of incorporation and will amend and restate our bylaws. Our amended certificate of incorporation and amended bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our bylaws provide that we will advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether Delaware law would otherwise permit indemnification. In addition, the new certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.
      We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding, and obligate us to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. In addition, we maintain liability insurance which insures our directors and officers against certain losses under certain circumstances.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      We describe below transactions and series of similar transactions, since January 1, 2003, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.
      We also describe below certain other transactions with our directors, executive officers and sole stockholder prior to this offering.
Change of Control Agreements with Executive Officers
      In October 2005 and May 2006, we entered into change of control agreements with Warren J. Adelman, Barbara J. Rechterman, Michael J. Zimmerman and Christine N. Jones, which in combination provide for the following benefits:

•	accelerated vesting of 100% of the shares subject to stock options granted to each of these executive officers prior to May 11, 2006 upon a change of control of Go Daddy; and

•	accelerated vesting of 50% of the then-unvested shares subject to stock options granted to each of these executive officers prior to May 11, 2006 upon the closing of this offering.
      In addition, if, within eighteen months of a change of control of Go Daddy, the executive officer’s employment is terminated without cause or the executive officer terminates his or her employment for good reason, the change of control agreements in combination provide the following benefits:

•	accelerated vesting of 50% of the shares subject to stock options granted on or after May 11, 2006;

•	all earned but unpaid compensation;

•	an amount equal to the total of the executive officer’s base salary and bonus for the twelve-month period ending on the executive’s termination date;

•	a one-year continuation of benefits, or the cash equivalent thereof;

•	an amount equal to 130% of the remaining lease and insurance payments on any vehicle leased by us on his or her behalf; and

•	if necessary, a cash payment in an amount sufficient after payment of taxes on that payment to pay any excise taxes due under Internal Revenue Code Section 4999 with respect to any change of control benefits.
Distributions to Sole Stockholder
      We have made aggregate distributions to our sole stockholder of approximately $0.6 million in 2003, approximately $5.1 million in 2004, approximately $4.8 million in 2005 and approximately $0.8 million in the first quarter of 2006. In addition, we have made or expect to make aggregate distributions to our sole stockholder of approximately $3.0 million after March 31, 2006 and prior to our reincorporation.
Equity Grants to Executive Officers and Directors
      We have granted options to purchase shares of our Class A common stock to our named executive officers and directors. See “Management — Director Compensation,” “Management — Stock Option Grants in Last Fiscal Year,” and “Management — Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.”

Board Compensation
      We pay our non-employee directors an annual cash retainer and compensation for board meeting attendance, and we grant them options to purchase shares of our Class A common stock. For more information regarding these arrangements, see “Management — Director Compensation.”
Indemnification Agreements
      We have entered into indemnification agreements with each of our directors and executive officers. For a description of these agreements, see “Management — Limitation of Liability and Indemnification of Officers and Directors.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information about the beneficial ownership of our common stock as of March 31, 2006, and as adjusted to reflect the sale of Class A common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.
      The address of each beneficial owner listed in the table is c/o The Go Daddy Group, Inc., 14455 N. Hayden Road, Suite 219, Scottsdale, Arizona 85260. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A and Class B common stock that they beneficially own, subject to applicable community property laws.
      In the table below, percentage ownership prior to this offering is based on 36,601,656 shares of Class B common stock outstanding. This figure reflects the number of shares of common stock outstanding as of March 31, 2006, and gives effect to our reincorporation and the institution of our dual-class capital structure. This figure does not include shares subject to outstanding stock options.
      In the table below, percentage ownership after this offering is based on           shares of Class A common stock and                      shares of Class B common stock outstanding. These numbers reflect the changes described above, the conversion of shares to be sold in this offering by a selling stockholder from Class B common stock to Class A common stock, and the exercise by a selling stockholder of stock options to purchase                     shares of Class A common stock, all of which will be sold in the offering. These figures do not include shares subject to outstanding stock options.
      In computing the number of shares of Class A common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Class A common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
      The percentage of total voting power disclosed below represents voting power with respect to all shares of our Class A and Class B common stock, voting together as a single class. Each holder of Class A common stock is entitled to one vote per share of Class A common stock and the holder of Class B common stock is entitled to two votes per share of Class B common stock. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to our stockholders for a vote.

	Shares Beneficially Owned					Shares Beneficially Owned
	Prior to This Offering					After This Offering

						Class B	Class A	Percentage of
	Total Common Stock		% of Total	Number of		Common Stock	Common Stock	Combined		% of Total
			Voting	Shares Being				Common		Voting
Name of Beneficial Owner	Number	Percentage	Power	Offered		Number	Number	Classes		Power

Bob Parsons(1)	36,601,656	100%	100%				—		%		%
Barbara J. Rechterman	—	—	—		(2)	—	(3)
Warren J. Adelman	—	—	—	—		—	403,675(3)
Michael J. Zimmerman	—	—	—	—		—	225,125(3)	*		*
Christine N. Jones	—	—	—	—		—	225,725(3)	*		*
Michael D. Gallagher	—	—	—	—		—	—	—		—
Thomas F. Mendoza	—	—	—	—		—	—	—		—
Charles J. Robel	—	—	—	—		—	—	—		—
Greg J. Santora	—	—	—	—		—	—	—		—
All directors and executive officers as a group (9 persons)	36,601,656	100%	100%				(3)		%		%

(1)	Comprised entirely of shares held by a family limited partnership, of which Mr. Parsons is the sole beneficial owner.

(2)	Comprised entirely of shares of Class A common stock issuable upon exercise of options that will occur immediately following the effective date of this offering. These options are not exercisable before this offering due to a restriction in our 2002 Stock Option Plan that prevents them from being exercised prior to the earlier to occur of a change of control involving GoDaddy or our common stock becoming listed and publicly traded on a U.S. stock exchange.

(3)	Comprised entirely of shares of Class A common stock issuable upon exercise of options exercisable within 60 days after March 31, 2006, including options granted prior to May 11, 2006 that will accelerate and become exercisable upon the closing of this offering to the extent of 50% of the then-unvested shares thereunder. These options are not exercisable before this offering due to a restriction in our 2002 Stock Option Plan that prevents them from being exercised prior to the earlier to occur of a change of control involving Go Daddy or our common stock becoming listed and publicly traded on a U.S. stock exchange.

DESCRIPTION OF CAPITAL STOCK
General
      The following is a summary of the rights of our classes of common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see copies of our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
      Our certificate of incorporation authorizes two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has two votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis. The rights of the two classes of common stock are identical except for the voting and conversion right described in greater detail below. The implementation of this dual-class capital structure was required by Bob Parsons, our sole stockholder, as a condition of undertaking an initial public offering of our common stock. The terms of the dual-class capital structure were determined based on negotiations between us and Bob Parsons. See “Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws — Dual-Class Capital Structure.”
      Immediately following the closing of this offering, our authorized capital stock will consist of 246,601,656 shares, with a par value of $0.001 per share, of which:

•	200,000,000 shares are designated as Class A common stock;

•	36,601,656 shares are designated as Class B common stock; and

•	10,000,000 shares are designated as preferred stock.
      As of March 31, 2006, we had no outstanding shares of Class A common stock, 36,601,656 outstanding shares of Class B common stock, all of which were beneficially owned by Bob Parsons, and no outstanding shares of preferred stock.
Common Stock
      Voting Rights. Holders of our Class A and Class B common stock have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to two votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters, including the election of at-large directors, submitted to a vote of stockholders, unless otherwise required by law. Delaware law requires the holders of our Class A common stock or Class B common stock to vote separately as a single class if we amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of that class in a manner that affects them adversely or increases or decreases the number of shares of that class.
      We have not provided for cumulative voting for the election of directors in our certificate of incorporation.
      Dividends. The holders of shares of Class A common stock and Class B common stock will be entitled to share equally in any dividends that our board of directors may determine to issue from time to time out of funds legally available therefor. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive shares of Class A common stock or rights to acquire shares of Class A common stock, as the case may be, and the holders of shares of Class B common stock will receive shares of Class B common stock or rights to acquire shares of Class B common stock, as the case may be.
      Liquidation and Other Rights. Upon our liquidation, dissolution or winding-up, the holders of shares of Class A common stock and shares of Class B common stock will be entitled to share equally on a per share basis in all assets remaining after the payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.
      Holders of Class A and Class B common stock have no preemptive or subscription rights. There are no redemption or sinking fund provisions applicable to the Class A or Class B common stock. All outstanding shares of Class B common stock are, and all shares of Class A common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.
      Conversion Rights. Our shares of Class A common stock are not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder.
      All shares of Class B common stock will convert automatically into shares of Class A common stock on a one-for-one basis upon the first to occur of (1) such time as the outstanding shares of Class B common stock represent less than 15% of the aggregate number of outstanding shares of Class B common stock and Class A common stock or (2) upon the affirmative vote of the holders of a majority of the shares of Class B common stock to convert their shares.
      In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, which include transfers to:

•	The spouse or lineal descendants, or the spouses or domestic partners of those lineal descendants, of the holder of shares of Class B common stock outstanding, who we refer to as our Class B holder;

•	The executor or administrator of the estate of the Class B holder, his spouse or lineal descendants, or the spouses or domestic partners of those lineal descendants;

•	A trust for the benefit of the Class B holder, his spouse or lineal descendants, the spouses or domestic partners of those lineal descendants, or the parents of the spouse or lineal descendents of Class B holders or the spouses or domestic partners of those lineal descendants;

•	A charitable organization established by the Class B holder, his spouse or lineal descendants, or the spouses or domestic partners of those lineal descendants; or

•	Any other entity controlled by the Class B holder, his spouse or lineal descendants, or the spouses or domestic partners of those lineal descendants, or one or more trusts for their benefit, or one or more charitable organizations established by them; provided, however, each share of Class B common stock will automatically convert into one share of Class A common stock in any transfer by the above persons or entities in a brokerage transaction or transaction with a market maker, or in any similar open market transaction on any securities exchange, national quotation system or over-the-counter market.
      Following this offering, we may not issue or sell any shares of Class B common stock, or any securities convertible into or exercisable for shares of Class B common stock, except pursuant to any stock splits, stock dividends, subdivisions, combinations or recapitalizations with respect to our Class B common stock.
Preferred Stock
      Our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock classes, diluting the voting power of our common stock classes or impairing the liquidation rights of our common stock classes. This issuance could have the effect of decreasing the market trading price of the Class A common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control. Immediately after the closing of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
      Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deferring, discouraging or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
      Dual-Class Capital Structure. As discussed above, our Class B common stock has two votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock that is publicly traded and issued in the form of stock options to our employees and service providers, has one vote per share. After the offering, Bob Parsons and persons and entities affiliated with him will beneficially own all of our Class B common stock, representing                     % of the voting power of our outstanding capital stock. Pursuant to our certificate of incorporation, the holder of shares of Class B common stock may generally transfer these shares to family members, including spouses and descendents or the spouses or domestic partners of those descendents, without having the shares automatically convert into shares of Class A common stock.
      Because of this dual-class capital structure and the number of shares he owns, Bob Parsons, his affiliates, and his family members and descendents are expected to retain significant influence over our management and affairs, and will be able to control all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other sales of our company or assets, even if they come to own significantly less than 50% of the outstanding shares of our common stock. So long as Bob Parsons and his affiliates continue to control shares of Class B common stock representing more than one-third of our total outstanding common stock, they will control a majority of the voting power of our common stock. This concentrated control will significantly limit the ability of stockholders other than Bob Parsons and his affiliates to influence corporate matters. Moreover, Bob Parsons and his affiliates may take actions that other stockholders do not view as beneficial.
      Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying a change of control or management of our company.
      Stockholders’ Ability to Act by Written Consent. Our stockholders may act by written consent so long as the holders of our Class B common stock hold a majority of the combined voting power of our Class A and Class B common stock. As a result, a holder or holders of Class B common stock would be able to act by written consent to delay or prevent a change of control that might be favored by the holders of Class A common stock.
      Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our certificate of incorporation provides that, when the holders of our outstanding Class B common stock cease to represent a majority of the voting power of our company, our stockholders will no longer be able to act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. The loss of our stockholders’ ability to act by written consent would also have an anti-takeover effect by increasing the difficulty of obtaining approval of change of control transactions.
      In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, our board of directors or one or more stockholders that in the aggregate represent at least 30% of the total votes entitled to be cast at the meeting. As a result of the stock ownership of Mr. Parsons, other stockholders may not be able to call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Thus, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
      Board Classification; Cumulative Voting; Director Vacancies. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, our certificate of incorporation prohibits cumulative voting in the election of directors. This will limit the ability of holders of Class A common stock and minority stockholders to elect director candidates. Finally, our board of directors has the sole right to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.
      Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder unless:

•	prior to the date of the transaction, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•	at or subsequent to the date of the transaction, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is The Bank of New York, located at 101 Barclay Street, 11E, New York, New York 10286.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of those shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, other than the               shares being offered in this offering, no shares will be available for sale shortly after the offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after those restrictions lapse, or the perception that those sales might occur, could adversely affect the prevailing market price at that time and our ability to raise equity capital in the future.
      Upon the closing of this offering, we will have outstanding an aggregate of                shares of Class A common stock and                shares of Class B common stock. All of the outstanding shares of Class A common stock will have been sold by us and the selling stockholders in this offering and will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased or repurchased by any of our “affiliates” as that term is defined in Rule 144 of the Securities Act. All of the shares of Class B common stock will be beneficially owned by Bob Parsons, will be “restricted shares” as that term is defined in Rule 144 under the Securities Act, and will convert into shares of Class A common stock upon transfer, except in certain limited circumstances that are more fully described in the section of this prospectus entitled “Description of Capital Stock — Common Stock — Conversion Rights.” Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rule 144 or 144(k) under the Securities Act, which are summarized below, or another exemption.
      As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 144(k) under the Securities Act, the shares of our common stock, excluding the shares sold in this offering, that will be available for sale in the public market are as follows:

Approximate
Number of
Date of Availability of Sale	Shares

As of the date of this prospectus
At various times beginning 180 days after the date of this prospectus	*

*	Of these shares, will be subject to volume limitations under Rule 144 as more fully described below.
      In addition, as of March 31, 2006, options to purchase a total of 6,616,300 shares of Class A common stock were outstanding, of which options to purchase                      shares were vested and will become exercisable upon the completion of this offering. Other than the options being exercised by one of our selling stockholders for shares being sold in this offering, substantially all of these options are restricted by the terms of the lock-up agreements described below.
Lock-up Agreements
      Our stockholder and substantially all of the holders of our outstanding stock options have signed lock-up agreements that prevents them from selling any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of Lehman Brothers and Merrill Lynch. This 180-day period may be extended in the circumstances described below under “Underwriting — Lock-Up Agreements.” When determining whether or not to release shares from the lock-up agreements, Lehman Brothers and Merrill Lynch will consider, among other factors, the stockholder’s or option holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request.
Rule 144
      In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which will equal approximately                shares immediately after this offering, assuming no exercise of outstanding options, or the average weekly trading volume of our Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to that sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to manner of sale, notice and availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Beginning 180 days after the date of this prospectus,                shares of our common stock will qualify as “Rule 144(k)” shares.
Stock Option Plan Registration Statement
      We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under our stock option plans. Accordingly, shares registered under that registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or, to the extent applicable, the lock-up restrictions described above.

UNDERWRITING
      Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the number of shares of Class A common stock shown opposite its name below:

Number
Underwriters	of Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Cowen and Company, LLC
Piper Jaffray & Co.
JMP Securities LLC

Total

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of Class A common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.
      Subject to the terms and provisions of the underwriting agreement, the underwriters are obligated to purchase all of the shares of Class A common stock offered hereby (other than those shares of Class A common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the public offering price on the cover of this prospectus and the amount the underwriters pay to us and the selling stockholders for the shares.

	No	Full
	Exercise	Exercise

Per share	$	$
Total
      The representatives of the underwriters have advised us that the underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $          , excluding underwriting discounts and commissions.

Option to Purchase Additional Shares
      One of the selling stockholders, Bob Parsons, has granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of                      shares of Class A common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                      shares of Class A common stock in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.
Lock-Up Agreements
      We, all of our directors and executive officers, our stockholder, and the holders of substantially all of our outstanding stock options have agreed that, subject to certain exceptions negotiated between the underwriters and us, without the prior written consent of each of Lehman Brothers and Merrill Lynch, we and they will not, directly or indirectly, (1) offer for sale, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any options, right or warrant to purchase, pledge or otherwise dispose of any shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock (including, without limitation, shares of Class A common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of Class A common stock that may be issued upon exercise of any options or warrants), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, or (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock or any of our other securities.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.
      Lehman Brothers and Merrill Lynch, jointly in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release Class A common stock and other securities from lock-up agreements, Lehman Brothers and Merrill Lynch will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of Class A common stock and other securities for which the release is being requested and market conditions at the time.
Offering Price Determination
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives, the selling stockholders and us. Among the factors to be considered in determining the initial public offering price will be:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Indemnification
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.
Directed Share Program
      At our request, the underwriters have reserved for sale at the initial public offering price up to            shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.
Stabilization, Short Positions and Penalty Bids
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us, the selling stockholders or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Nasdaq Stock Market
      We have applied to list our shares of Class A common stock for quotation on the Nasdaq National Market under the symbol “DADY.”
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.
Stamp Taxes
      If you purchase shares of Class A common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Relationships
      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

LEGAL MATTERS
      The validity of our Class A common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.
EXPERTS
      The consolidated financial statements of The Go Daddy Group, Inc. at December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of that contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, we refer you to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these materials may be obtained from this office upon payment of the prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

THE GO DADDY GROUP, INC.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder of
The Go Daddy Group, Inc.
      We have audited the accompanying consolidated balance sheets of The Go Daddy Group, Inc. (a subchapter S corporation) as of December 31, 2004 and 2005 and the related consolidated statements of operations, stockholder’s deficit, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Go Daddy Group, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Phoenix, Arizona
May 12, 2006

The Go Daddy Group, Inc.
Consolidated Balance Sheets

	December 31,			Pro-Forma
			March 31,	March 31,
	2004	2005	2006	2006

	(In thousands, except share		and per share data)
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,648	$10,573	$12,981	$12,981
Short-term investments	3,173	3,026	1,150	1,150
Accounts receivable	773	2,327	1,691	1,691
Registry deposits	2,163	5,321	5,301	5,301
Prepaid domain name registry fees	26,950	41,556	49,315	49,315
Prepaid expenses and other current assets	2,807	4,631	4,967	4,967

Total current assets	41,514	67,434	75,405	75,405
Long-term investments	—	—	1,862	1,862
Property and equipment, net	10,968	35,147	42,560	42,560
Prepaid domain name registry fees, net of current portion	12,863	21,300	24,781	24,781
Restricted cash	50	50	50	50
Other assets	220	261	360	360

Total assets	$65,615	$124,192	$145,018	$145,018

Liabilities and Stockholder’s Deficit
Current liabilities:
Accounts payable	$2,688	$6,998	$7,599	$7,599
Accrued expenses	4,769	9,223	13,272	13,272
Current portion of deferred revenue	51,395	89,076	105,789	105,789
Stockholder distributions payable	—	—	—	3,000
Current portion of long-term debt	—	123	197	197

Total current liabilities	58,852	105,420	126,857	129,857
Deferred rent	675	1,350	1,251	1,251
Deferred revenue, net of current portion	19,818	40,688	50,428	50,428
Long-term debt, net of current portion	—	6,920	6,971	6,971
Commitments and contingencies
Stockholder’s deficit:
Common stock, par value $0.01, 50,000,000 shares authorized, 36,601,656 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006 (unaudited)	366	366	366	366
Additional paid-in capital	1,142	—	—	—
Accumulated deficit	(15,161)	(30,428)	(40,717)	(43,717)
Accumulated other comprehensive loss	(77)	(124)	(138)	(138)

Total stockholder’s deficit	(13,730)	(30,186)	(40,489)	(43,489)

Total liabilities and stockholder’s deficit	$65,615	$124,192	$145,018	$145,018

See accompanying notes.

The Go Daddy Group, Inc.
Consolidated Statements of Operations

	Year Ended December 31,			Three Months Ended March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands, except share and per share data)
Revenue:
Domain name registration	$26,786	$48,008	$84,511	$16,509	$27,185
Website hosting	8,574	14,915	30,551	5,368	11,479
On-demand services and other revenue	3,922	10,039	24,696	3,975	10,262

Total revenue	39,282	72,962	139,758	25,852	48,926
Operating expenses:
Cost of revenue (excluding depreciation and amortization)	19,855	38,596	70,540	14,093	24,758
Research and development	3,513	5,348	9,705	2,360	3,422
Marketing and advertising	2,126	4,298	15,239	5,520	10,247
Selling, general and administrative	13,232	25,743	50,373	10,191	18,227
Depreciation and amortization	1,384	2,780	7,784	1,401	3,204

Total operating expenses	40,110	76,765	153,641	33,565	59,858

Loss from operations	(828)	(3,803)	(13,883)	(7,713)	(10,932)
Other income (expense):
Interest income	54	126	179	31	88
Interest expense	—	(14)	(184)	(9)	(15)
Other income	—	—	2,283	2,000	1,328

Net loss	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)

Basic and diluted net loss per share	$(0.02)	$(0.10)	$(0.32)	$(0.16)	$(0.26)
Shares used to compute basic and diluted net loss per share	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656

Pro forma net loss data (unaudited):
Net loss as reported	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)
Pro forma tax provision	—	—	—	—	—

Pro forma net loss	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)

Basic and diluted pro forma net loss per share	$(0.02)	$(0.10)	$(0.32)	$(0.16)	$(0.26)
Shares used to compute basic and diluted pro forma net loss per share	36,601,656	36,601,656	36,601,656	36,601,656	36,601,656
See accompanying notes.

The Go Daddy Group, Inc.
Consolidated Statements of Stockholder’s Deficit

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

	(In thousands, except share data)
Balance at December 31, 2002	36,601,656	$366	$6,861	$(10,696)	$—	$(3,469)
Net loss	—	—	—	(774)	—	(774)
Return of capital to stockholder	—	—	(605)	—	—	(605)

Balance at December 31, 2003	36,601,656	366	6,256	(11,470)	—	(4,848)
Net loss	—	—	—	(3,691)	—	(3,691)
Unrealized losses on investments	—	—	—	—	(77)	(77)

Comprehensive loss	—	—	—	—	—	(3,768)
Return of capital to stockholder	—	—	(5,114)	—	—	(5,114)

Balance at December 31, 2004	36,601,656	366	1,142	(15,161)	(77)	(13,730)
Net loss	—	—	—	(11,605)	—	(11,605)
Unrealized losses on investments	—	—	—	—	(47)	(47)

Comprehensive loss	—	—	—	—	—	(11,652)
Return of capital to stockholder	—	—	(1,142)	(3,662)	—	(4,804)

Balance at December 31, 2005	36,601,656	$366	$—	$(30,428)	$(124)	$(30,186)
Net loss (unaudited)	—	—	—	(9,531)	—	(9,531)
Unrealized losses on investments (unaudited)	—	—	—	—	(14)	(14)

Comprehensive loss (unaudited)	—	—	—	—	—	(9,545)
Return of capital to stockholder (unaudited)	—	—	—	(758)	—	(758)

Balance at March 31, 2006 (unaudited)	36,601,656	$366	$—	$(40,717)	$(138)	$(40,489)

See accompanying notes.

The Go Daddy Group, Inc.
Consolidated Statements of Cash Flows

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
Operating activities
Net loss	$(774)	$(3,691)	$(11,605)	$(5,691)	$(9,531)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,384	2,780	7,784	1,401	3,204
Loss on disposal of property and equipment	36	11	44	—	—
Changes in operating assets and liabilities:
Accounts receivable	(332)	(198)	(1,554)	(1,540)	636
Registry deposits	(612)	(918)	(3,158)	(1,032)	20
Prepaid domain name registry fees	(11,327)	(16,834)	(23,043)	(6,978)	(11,240)
Prepaid expenses and other current assets	(199)	(2,469)	(1,824)	(369)	(336)
Restricted cash	(150)	129	—	—	—
Other assets	(19)	(98)	(41)	(7)	(99)
Accounts payable	257	(246)	1,339	779	(3,330)
Accrued expenses	836	2,974	4,453	1,198	4,049
Deferred revenue	18,568	33,885	58,551	17,615	26,453
Deferred rent	(12)	125	(309)	—	(99)

Net cash provided by operating activities	7,656	15,450	30,637	5,376	9,727
Investing activities
Purchases of investments	(1,000)	(3,175)	(500)	(325)	—
Sales of investments	—	1,125	600	275	—
Purchases of property and equipment	(4,397)	(5,914)	(28,051)	(3,010)	(6,686)

Net cash used in investing activities	(5,397)	(7,964)	(27,951)	(3,060)	(6,686)
Financing activities
Return of capital to stockholder	(605)	(5,114)	(4,804)	(455)	(758)
Proceeds from issuance of long-term debt	—	—	7,055	—	172
Repayment of long-term debt	—	—	(12)	—	(47)

Net cash provided by (used in) financing activities	(605)	(5,114)	2,239	(455)	(633)

Net increase in cash and cash equivalents	1,654	2,372	4,925	1,861	2,408
Cash and cash equivalents, beginning of period	1,622	3,276	5,648	5,648	10,573

Cash and cash equivalents, end of period	$3,276	$5,648	$10,573	$7,509	$12,981

See accompanying notes.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1.	Organization and Basis of Presentation
      The consolidated financial statements include the accounts and operations of The Go Daddy Group, Inc. and its wholly owned subsidiaries (the “Company”). The Company does not have any subsidiaries in which it does not own 100% of the outstanding stock. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company provides a variety of domain name registration and website hosting services as well as a broad array of on-demand and other services.

2.	Summary of Significant Accounting Policies

Unaudited Financial Information
      The accompanying unaudited interim consolidated balance sheet at March 31, 2006, the consolidated statements of operations and cash flows for the three months ended March 31, 2005 and 2006 and the consolidated statement of stockholder’s deficit for the three months ended March 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position at March 31, 2006 and its results of operations and its cash flows for the three months ended March 31, 2005 and 2006. The results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Cash and Cash Equivalents
      The Company considers all investments purchased with a remaining maturity of three months or less at the date of acquisition to be cash equivalents. The Company had pledged $50 of its cash equivalents as collateral against outstanding letters of credit at December 31, 2004 and 2005 and March 31, 2006 (unaudited). These cash equivalents are shown as restricted cash on the consolidated balance sheets.

Short-Term and Long-Term Investments
      Investments consist of corporate and government agency debt securities and bank time deposits. Management classifies the Company’s investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains and losses reported in stockholder’s deficit. Realized gains and losses and declines in value judged to be other than temporary, if any, are included in operations. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in an impairment of fair value. Any deemed impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income is recognized when earned. The cost of securities sold is calculated using the specific identification method.

Accounts Receivable
      Accounts receivable are carried at the outstanding balances less an allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; therefore, the allowance for doubtful accounts was zero at December 31, 2004 and 2005 and March 31, 2006 (unaudited). In addition, the Company does not record a reserve for credit card chargebacks as such amounts are immaterial.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

Registry Deposits
      Registry deposits represent amounts paid by the Company to registries for future domain name registrations.

Prepaid Domain Name Registry Fees
      Prepaid domain name registry fees represent amounts paid by the Company to registries for domain names registered by the Company’s customers. The Company amortizes prepaid domain name registry fees for initial registrations and renewals on a straight-line basis over the term of the related registration contract, which typically ranges from one to ten years. Under certain circumstances, renewal registrations have a term of between one and eleven months.
     Property and Equipment
      Property and equipment are stated at cost. Depreciation and amortization are charged to operations over the estimated useful lives of the applicable assets, using the straight-line method. The estimated useful lives are as follows:

Computer equipment	2-5 years
Building	25 years
Software	3 years
Furniture and fixtures	7-10 years
Other depreciable property	5-10 years
      Leasehold improvements are amortized over the shorter of seven years or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation and amortization expenses for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 were $1,384, $2,780, $7,784, $1,401 (unaudited) and $3,204 (unaudited), respectively.
     Long-Lived Assets
      The Company reviews its long-lived assets for impairment annually and whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company recognizes an impairment loss if the sum of the expected long-term undiscounted cash flows that the long-lived asset is expected to generate is less than the carrying amount of the long-lived asset being evaluated. The Company treats any write-downs as permanent reductions in the carrying amounts of the assets. The Company believes the carrying amounts of its assets at December 31, 2004 and 2005 and March 31, 2006 (unaudited) are fully realizable.
     Deferred Rent and Lease Accounting
      The Company leases office space in various locations. At the inception of each lease, the Company evaluates the property to determine whether the lease will be accounted for as an operating or a capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances where the exercise of the renewal option can be reasonably assured and failure to exercise the option would result in an economic penalty.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
      The Company records tenant improvement allowances granted under the lease agreements as leasehold improvements within property and equipment and within deferred rent.
      For leases that contain rent escalation provisions, the Company records the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease (including any “rent holiday” period beginning upon possession of the premises), and records any difference between the actual rent paid and the straight-line rent recorded as deferred rent.
     Revenue Recognition
      The Company’s revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations, including the requirements of Staff Accounting Bulletin No. 104, Revenue Recognition, Emerging Issues Task Force Issue (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, and Statement of Position 97-2, Software Revenue Recognition.
      The Company records revenue when all four of the following criteria are met: (1) there is persuasive evidence that an arrangement exists; (2) delivery of the services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. The Company records the cash received in advance of revenue recognition as deferred revenue.
      The Company’s agreements do not contain general rights of return. The Company reserves for payment card chargebacks and certain other refunds based on its historical experience. The Company records reserves as a reduction to revenue.
      The Company evaluates revenue arrangements with multiple deliverables to determine if the deliverables (items) can be divided into more than one unit of accounting. An item is generally considered a separate unit of accounting if all of the following criteria are met:

•	the delivered item has value to the customer on a stand-alone basis;

•	there is objective and reliable evidence of the fair value of the undelivered item; and

•	if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company.
      Items that do not meet these criteria are combined into a single unit of accounting. If there is objective and reliable evidence of fair value for all units of accounting, the Company allocates the arrangement consideration to the separate units of accounting based on their relative fair values. The Company records revenue from these units in the appropriate revenue line item in its consolidated statements of operations. In cases where the arrangement consideration allocated to an individual unit is less than the Company’s cost of the unit, the Company immediately records a loss for the amount by which the cost exceeds the revenue allocated to the unit recorded. In the event objective and reliable evidence of the fair value(s) of the undelivered item(s) did not exist, the Company would defer all revenue for the arrangement and recognize it over the period until the last item is delivered.
      Pursuant to EITF No. 99-19, the Company records revenue associated with sales through its network of resellers on a gross basis and expenses the commission amount paid to resellers as a cost of revenue. The Company records enrollment fees paid by resellers over the one-year term of the reseller contract.
      Domain Name Registration. Domain name registration revenue consists of domain name registrations, renewals and transfers, domain name privacy, domain name application fees, domain name back-orders and fee surcharges paid to the Internet Corporation for Assigned Names and Numbers (ICANN). The domain

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
name registration contracts the Company enters into with customers typically have terms between one and ten years, with a majority having a one-year term. Under certain circumstances, renewal registrations have a term of between one and eleven months. Except for one large enterprise customer with which the Company has negotiated an alternative arrangement, all of its customers pay for registrations in full at the time a domain name is registered. Domain name registration fees are non-refundable, and the Company records them as deferred revenue in the accompanying consolidated balance sheets (see Note 7). The Company then recognizes revenue ratably on a daily basis over the term of the contract.
      Website Hosting. The Company generates website hosting revenue through the sale of website hosting services. Website hosting is most frequently purchased on an annual basis but is also available on a monthly basis or for longer periods. The fees the Company charges for website hosting services differ based on the type of hosting plan purchased and the amount of data storage, bandwidth and other services included. The Company records website hosting fees as deferred revenue at the time of sale and recognizes revenue ratably on a daily basis over the term of the contract.
      On-Demand Services and Other Revenue. The Company’s on-demand services currently include an online shopping cart service, hosted website building services, email accounts, search engine optimization service, an email marketing service, and a fax thru email service. The Company generally sells its on-demand services on an annual or a monthly basis, depending on the service. The Company records fees from on-demand services as deferred revenue when paid and recognizes revenue ratably on a daily basis over the term of the contract.
      Other revenue sources include the sale of Secure Sockets Layer (SSL) certificates for secure online transacting, domain name appraisal and auction services, enrollment fees paid to the Company by its resellers, and advertising on “parked pages.” Parked pages are domain names registered with the Company that do not yet contain an active website. The Company recognizes revenues from these sources, other than enrollment fees from resellers, immediately upon completion of the service, ratably over the term of the service contract or, in the case of advertising, on a per-click basis.
     Research and Development and Software Development Costs
      The Company charges research and development costs, other than certain software development costs, to expense as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and prior to the general release of a service to the public are capitalized and amortized to cost of revenue over the estimated useful life of the related service. There were no costs capitalized at December 31, 2004 or 2005 or March 31, 2006 (unaudited) because the costs incurred from technological feasibility to the general release were immaterial.
     Share-Based Compensation
      Variable Stock Option Plan. The Company accounts for employee stock options granted prior to December 31, 2005 pursuant to Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The Company grants stock options to employees with exercise prices equal to the value of the underlying stock, as determined by its board of directors on the date the option is granted. Its board of directors determines the value of the underlying stock by considering a number of factors, including operating cash flows, the risks the Company faced at the time, and the lack of liquidity of the Company’s common stock. The stock options vest 25% per year beginning one year after the grant date, and expire ten years from the date of grant; however, the options are not exercisable prior to the occurrence of the sale of the Company

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
or the common stock of the Company being listed and publicly traded on a U.S. stock exchange. As a result of the lack of exercisability, the stock options outstanding are considered to be variable awards and the measurement date will only occur when exercise of the options becomes probable. At December 31, 2005 and March 31, 2006, the exercisability of the Company’s stock options had not yet been deemed probable and as a result no compensation expense was recorded.
      Based on the determined fair value of the Company’s common stock of $11.64 at December 31, 2005 and $13.53 (unaudited) at March 31, 2006, the amount of unrecognized compensation expense resulting from the Company’s outstanding stock options granted prior to January 1, 2006 was approximately $61,568 and $73,386 (unaudited) at December 31, 2005 and March 31, 2006, respectively, of which approximately $56,548 and $67,761 (unaudited) related to vested options. The fair value was based upon a retrospective third-party valuation analysis performed by an independent, third-party valuation firm, and is inherently uncertain and highly subjective. The final measurement date related to stock options granted prior to January 1, 2006 will be the date in which an initial public offering occurs. On that date, all unrecognized compensation expense related to then-vested options will be charged to operations and allocated among the line items on the Company’s statement of operations based on the job functions of the holders of the options. Although it is reasonable to expect that the completion of the initial public offering will add value to the shares underlying the options because they will have increased liquidity and marketability, the amount of additional value can not be estimated with precision or certainty.
      SFAS No. 123. The information below has been determined as if the Company had accounted for its outstanding options granted prior to December 31, 2005 using the fair-value method prescribed in SFAS No. 123. The fair value of the Company’s options to purchase common stock was estimated at the date of grant using the minimum-value pricing model for 2003, 2004 and 2005 and the following weighted average assumptions for December 31:

	2003	2004	2005

Expected life of options (in years)	5	5	5
Weighted average risk-free interest rate	3.07%	3.45%	4.24%
Expected stock volatility	—	—	—
Expected dividend yield	—	—	—
      Using the minimum-value pricing model, the estimated weighted average fair value of an option to purchase one share of common stock granted during 2003, 2004 and 2005 was $0.37, $0.62 and $2.35, respectively. As the Company’s options are not exercisable prior to the occurrence of the sale of the Company or the common stock of the Company being listed and publicly traded on a U.S. stock exchange, there would have been no compensation expense recognized until exercisability of the Company’s stock options was deemed probable.
      Based on the minimum value pricing model, the amount of pro forma unrecognized compensation expense resulting from the Company’s outstanding stock options at December 31, 2005 would have been approximately $2,958. Pro forma disclosures for the three months ended March 31, 2006 are not presented because share-based awards were accounted for under SFAS No. 123R’s fair-value method during this period. For the purposes of pro forma disclosures, the estimated fair value of stock options would have been amortized to expense primarily over the vesting period using the accelerated expense attribution method under Financial Accounting Standards Board (“FASB”) Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans.
      Adoption of SFAS 123R (Unaudited). Effective January 1, 2006, the Company adopted SFAS No. 123R under the prospective method, in which nonpublic entities that previously applied SFAS No. 123 using the

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
minimum-value method (whether for financial statement recognition or pro forma disclosure purposes) would continue to account for unvested stock options outstanding at the date of adoption of SFAS No. 123R in the same manner as they had been accounted for prior to the adoption of SFAS No. 123R. That is, since the Company been accounting for stock options using the intrinsic-value method under APB 25, it will continue to apply APB 25 in future periods to stock options outstanding at January 1, 2006. SFAS No. 123R requires measurement of all employee share-based compensation awards using a fair-value method. The grant date fair value was determined using the Black-Scholes-Merton pricing model and a single option award approach.
      Key assumptions used in the determination of the fair value of stock options granted were as follows:

Expected Life of Options — The expected life represents the period that stock-based awards are expected to be outstanding. Due to limited historical experience with similar awards, the expected life was estimated using the simplified method in accordance with the provisions of SAB No. 107, Share-Based Payment. The simplified method defines the expected life as the average of the contractual term and the vesting period of the stock option.

Expected Stock Volatility — The volatility factor is based on the weighted average of the historical volatilities of the most similar public companies for which the Company has data.

Weighted Average Risk-Free Interest Rate — The risk-free interest rate used in the Black-Scholes-Merton pricing model is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award on the date the stock option award is granted.

Estimated Forfeitures — The Company used historical data to estimate the number of future stock option forfeitures. As required by SFAS 123R, the Company will adjust the estimated forfeiture rate based on actual experience.
      The fair value of stock options granted to employees for the three months ended March 31, 2006 was estimated using the following weighted average assumptions:

Three
Months Ended
March 31,
2006

(Unaudited)

Expected life of options (in years)	7
Expected stock volatility	72.8%
Expected dividend yield	—
Weighted average risk-free interest rate	4.7%
      During the three months ended March 31, 2006, the Company granted stock options to purchase an aggregate of 290,000 shares of common stock at a weighted-average exercise price of $9.10 and a weighted-average grant-date fair value of $9.97. At March 31, 2006, there was approximately $2,892 of total unrecognized compensation expense related to stock options granted subsequent to the adoption of SFAS No. 123R. The unrecognized compensation expense related to vested stock options was approximately $87 at March 31, 2006. At March 31, 2006, the exercisability of the Company’s stock options had not yet been deemed probable and as a result no compensation expense was recorded. The unrecognized compensation expense related to vested stock options will be charged to operations in the quarter in which an initial public offering occurs. See further discussion in Note 12 regarding these stock options.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
     Derivative Financial Instruments
      The Company does not acquire, hold or issue derivative financial instruments for trading purposes. It uses derivative financial instruments only to manage interest rate risks that arise out of the Company’s core business activities.
      The Company has one derivative financial instrument in the form of an interest rate swap to manage interest rate risk. The Company recognizes all changes in the fair value of derivatives in its consolidated statements of operations. The fair value of derivative instruments is based on quotes from brokers using market prices for those or similar instruments.
     Income Taxes
      The Company has elected to be taxed under the Internal Revenue Code as a subchapter S corporation. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, its sole stockholder is liable for federal and state income taxes on the taxable income of the Company.
     Advertising Costs
      Advertising costs other than for direct-response advertising are expensed at the time the promotion first appears in the media. The Company capitalizes the direct costs of producing and distributing direct-response advertisements mailed by the Company or through third parties and amortizes these costs over the period of the expected future revenue stream, which is generally three months from the date the advertisements are mailed. Capitalized direct-response advertising costs of $244 and $320 (unaudited) at December 31, 2005 and March 31, 2006, respectively, are included in prepaid expenses in the consolidated balance sheets. Advertising expenses were approximately $1,073, $2,533, $12,534, $5,040 (unaudited) and $9,334 (unaudited) for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, respectively.
     Fair Value of Financial Instruments
      The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of those instruments. The respective fair values of investments are determined based on quoted market prices, which approximate fair values. The carrying amounts of accounts receivable, accounts payable and accrued liabilities reported in the consolidated balance sheets approximate their respective fair values because of the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company’s long-term debt also approximates fair value. The fair value of derivative instruments is based on quotes from brokers using market prices for those or similar instruments.
     Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
     Concentrations of Credit Risk
      The majority of the Company’s accounts receivable at December 31, 2004 and 2005 and March 31, 2006 are comprised of amounts due from payment card processors and online payment services. There were no amounts 90 days or more past due. The Company has not experienced any losses on these accounts and believes it is not exposed to any significant credit risk on its accounts receivable balances.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
     Reclassifications
      Certain prior year amounts have been reclassified to conform with the current period presentation.
     Recently Issued Accounting Pronouncements
      In March 2005, the SEC issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides guidance regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, including guidance related to valuation methods, classification of compensation expense, non-GAAP financial measures, accounting for income tax effects of share-based payment arrangements, disclosures in management’s discussion and analysis of financial condition and results of operations subsequent to adoption of SFAS No. 123R and modifications of options prior to the adoption of SFAS No. 123R.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and the Company will adopt this provision, as applicable, in 2006.
      In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, determining whether that impairment is other than temporary, and measuring that impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The Company adopted FSP 115-1 on January 1, 2006 and, at March 31, 2006, the Company evaluated its investment portfolio and noted unrealized losses of $138 (unaudited) were due to fluctuations in interest rates. Management does not believe any of the unrealized losses represent an other-than-temporary impairment based on its evaluation of available evidence as of March 31, 2006. The Company’s intent is to hold these investments to such time as these assets are no longer impaired. For those investments not scheduled to mature until after March 31, 2007, that recovery is not anticipated to occur in the next year and these investments have been classified as long-term investments. At March 31, 2006, $1,862 (unaudited) of available-for-sale securities have been classified as long-term investments.

3.	Investments
      The Company’s investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relation to the Company’s investment guidelines and market conditions. Investments consist of government agency bonds,

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
municipal debt securities, other debt securities and bank time deposits. The following is a summary of available-for-sale securities at December 31, 2004:

		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government agency bonds	$2,000	$—	$(77)	$1,923
Municipal debt securities	325	—	—	325
Other debt securities	725	—	—	725
Bank time deposits	200	—	—	200

	$3,250	$—	$(77)	$3,173

      The following is a summary of available-for-sale securities at December 31, 2005:

		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government agency bonds	$2,000	$—	$(124)	$1,876
Municipal debt securities	425	—	—	425
Other debt securities	725	—	—	725

	$3,150	$—	$(124)	$3,026

      The following is a summary of available-for-sale securities at March 31, 2006:

		Gross	Gross	Estimated
	Adjusted	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Unaudited)
Government agency bonds	$2,000	$—	$(138)	$1,862
Municipal debt securities	425	—	—	425
Other debt securities	725	—	—	725

	$3,150	$—	$(138)	$3,012

      The Company’s unrealized losses of $124 at December 31, 2005 and $138 (unaudited) at March 31, 2006 were due to fluctuations in interest rates. Management does not believe any of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence at December 31, 2005 and March 31, 2006 (unaudited).
      During the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006 (unaudited), the Company did not have any realized gains or losses on sales of available-for-sale securities.
      The unamortized cost and estimated fair value of the available-for-sale securities at December 31, 2005 and March 31, 2006, by contractual maturity, are shown below. Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
prepayment penalties, and the Company views its available-for-sale securities as available for current operations.

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
As of December 31, 2005
Due in one year or less	$200	$—	$—	$200
Due after one year and through five years	2,000	—	(124)	1,876
Due after five years and through ten years	—	—	—	—
Due after ten years	950	—	—	950

	$3,150	$—	$(124)	$3,026

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
As of March 31, 2006 (Unaudited)
Due in one year or less	$200	$—	$—	$200
Due after one year and through five years	2,000	—	(138)	1,862
Due after five years and through ten years	—	—	—	—
Due after ten years	950	—	—	950

	$3,150	$—	$(138)	$3,012

4.	Property and Equipment
      Property and equipment consisted of the following:

	December 31,		March 31,

	2004	2005	2006

			(Unaudited)
Computer equipment	$12,313	$30,324	$39,461
Building	—	9,559	10,322
Software	1,362	2,707	3,070
Leasehold improvements	1,040	3,070	3,400
Furniture and fixtures	465	788	861
Other depreciable property	483	579	579

Total property and equipment	15,663	47,027	57,693
Accumulated depreciation and amortization	(4,695)	(11,880)	(15,133)

Property and equipment, net	$10,968	$35,147	$42,560

      In 2005, the Company acquired a building for approximately $9,500. The Company plans to utilize this building as the primary data center to support its website hosting activities and corporate infrastructure. The building had not yet been placed into service at March 31, 2006.

5.	Stockholder’s Equity
      At December 31, 2002, the Company had authorized 50,000,000 shares of its $0.01 par value common stock, 18,300,828 shares of which were issued and outstanding. On December 31, 2004, the Company announced a two-for-one stock split in the form of a stock dividend. Under the terms of the stock split, the Company’s stockholder of record on that date received one share of common stock for every one share of

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)
common stock held on that date. The stock split was effected on December 31, 2004 from authorized but unissued shares of common stock of the Company. The number of shares of the Company’s common stock, per share amounts and stock option data have been retroactively restated for all periods presented for the stock split discussed above.
      Since the Company’s inception in 1997, the Company has operated as a subchapter S corporation and income has been taxed directly to the Company’s sole stockholder. Since 2002, the Company has made regular distributions to this stockholder based on the funds available for distribution. In 2003, 2004 and 2005 the Company made distributions to this stockholder aggregating approximately $605, $5,114 and $4,804.
      Between January 1, 2006 and May 12, 2006, the Company made aggregate distributions of $3,250 to its sole stockholder.

6.	Stock Option Plans
      During 2002, the Company’s Board of Directors and stockholder approved the Go Daddy 2002 Stock Option Plan (the “Plan”), which provides for the issuance of nonqualified stock options to employees. The Company reserved 6,700,000 shares of the Company’s common stock for grants under this Plan. The Plan is administered by a committee appointed by the Board of Directors, which is authorized to, among other things, select the employees who will receive grants and determine the exercise price and vesting period for the options.
      Summary information related to the Plan is as follows:

	Year Ended
	December 31, 2004

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at beginning of year	5,458,500	$0.76
Grants	544,600	3.96
Exercises	—	—
Cancellations	(190,700)	1.52

Options outstanding at end of year	5,812,400	1.03

Options vested at end of year	4,299,200	0.51

Shares available for future grant	887,600

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

	Year Ended
	December 31, 2005

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding at beginning of year	5,812,400	$1.03
Grants	885,300	7.72
Exercises	—	—
Cancellations	(354,800)	1.73

Options outstanding at end of year	6,342,900	1.93

Options vested at end of year	4,718,400	0.71

Shares available for future grant	357,100

	Three Months Ended
	March 31, 2006

		Weighted
	Number of	Average
	Shares	Exercise Price

	(Unaudited)
Options outstanding at beginning of period	6,342,900	$1.93
Grants	290,000	9.10
Exercises	—	—
Cancellations	(16,600)	3.31

Options outstanding at end of period	6,616,300	2.24

Options vested at end of period	4,746,575	0.72

Shares available for future grant	83,700

      The following tables summarize information about stock-based employee compensation grants outstanding and vested at December 31, 2004 and 2005 and March 31, 2006. The options are not exercisable prior to the occurrence of the sale of the Company or the common stock of the Company being listed and publicly traded on a U.S. stock exchange. As a result of the lack of exercisability, the stock options outstanding are considered to be variable awards and the measurement date will only occur when exercise of the options becomes probable. At March 31, 2006, the exercisability of the Company’s stock options had not yet become probable and as a result no compensation expense had been recorded.

	Outstanding Options			Vested Options
As of December 31, 2004
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Exercise Price	Shares	Life	Price	Shares	Life	Price

		(In years)			(In years)
$0.25 - $0.60	3,774,600	4.30	$0.32	3,589,650	4.18	$0.30
$1.13 - $1.38	827,000	7.12	1.20	519,400	7.07	1.19
$1.91 - $2.46	624,800	8.62	2.40	173,000	8.55	2.35
$3.79 - $4.02	586,000	9.50	3.95	17,150	8.84	3.80

	5,812,400			4,299,200

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

	Outstanding Options			Vested Options
As of December 31, 2005
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Exercise Price	Shares	Life	Price	Shares	Life	Price

		(In years)			(In years)
$0.25 - $0.60	3,514,200	4.62	$0.31	3,514,200	4.62	$0.31
$1.13 - $1.38	829,400	6.10	1.20	732,600	6.07	1.19
$1.91 - $2.46	614,000	7.64	2.40	317,700	7.61	2.39
$3.79 - $4.02	555,900	8.52	3.95	153,900	8.45	3.94
$5.87	32,600	9.13	5.87	—	—	—
$7.69	668,300	9.70	7.69	—	—	—
$9.10	128,500	9.92	9.10	—	—	—

	6,342,900			4,718,400

	Outstanding Options			Vested Options
As of March 31, 2006 (unaudited)
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Exercise Price	Shares	Life	Price	Shares	Life	Price

		(In years)			(In years)
	(Unaudited)
$0.25 - $0.60	3,514,200	4.37	$0.31	3,514,200	4.37	$0.31
$1.13 - $1.38	829,400	5.85	1.20	753,100	5.86	1.19
$1.91 - $2.46	602,500	7.38	2.40	316,850	7.25	2.35
$3.79 - $4.02	552,600	8.27	3.95	154,275	8.20	3.94
$5.87	32,600	8.88	5.87	8,150	8.88	5.87
$7.69	666,500	9.45	7.69	—	—	—
$9.10	418,500	9.86	9.10	—	—	—

	6,616,300			4,746,575

      On October 20, 2005, the Company entered into change of control agreements with certain officers of the Company that modified their stock option agreements. The modification provides that: (i) upon the occurrence of a change of control transaction involving the Company, all unvested stock options held by the officer will become 100% vested and exercisable, and (ii) if the Company’s founder retains at least a 50% interest in the Company as of the date of an initial public offering, then 50% of the unvested shares underlying options held by the officer will become vested and exercisable on that date.
      On May 11, 2006, the Company’s board of directors: (i) adopted the 2006 Equity Incentive Plan and reserved 7,000,000 shares of Class A common stock for issuance thereunder; and (ii) approved new change of control agreements with certain officers of the Company providing for, among other benefits, payment to each such officer of twelve months of that officer’s base salary and bonus and accelerated vesting of 50% of any stock options granted to each officer on or after May 11, 2006, in each case upon the termination of that officer’s employment without cause or resignation from his or her office for good reason within 18 months following a change of control of the Company. On May 11, 2006, the Company granted stock options to purchase an aggregate of 2,615,196 shares of Class A common stock, each having an exercise price of $14.52 per share.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

7.	Deferred Revenue
      Deferred revenue consists of the following:

	December 31,		March 31,
	2004	2005	2006

			(Unaudited)
Domain name registration	$60,037	$95,454	$110,504
Website hosting	5,324	19,533	25,851
On-demand services and other revenue	5,852	14,777	19,862

Total	$71,213	$129,764	$156,217

8.	Long-Term Debt
      In October 2005, the Company obtained a $7,100 loan from U.S. Bank to finance the purchase of a building to be used as a data center. The loan bears interest at a rate of 2.10% plus one month LIBOR. The Company entered into an interest rate swap agreement to fix the effective interest rate at 6.98%. The interest rate swap agreement expires October 18, 2010. The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparty.
      In October 2005, the Company also entered into a $1,500 credit facility with U.S. Bank for the purchase of data center equipment. Any borrowing under the credit facility would bear interest until July 31, 2006 at the prime rate announced by U.S. Bank and thereafter at the rate of 2.10% plus one month LIBOR. As of March 31, 2006, there were no balances outstanding under this facility.
      In May 2005, the Company amended one of its lease Agreements allowing it to finance certain leasehold improvements through the lessor. During the three months ended March 31, 2006, the Company recorded $172 of long-term debt related to this Amendment. These borrowings accrue interest at 8% and the principal and interest payments will be made over 48 months.
      As of December 31, 2005 and March 31, 2006, the Company was not in compliance with one of its covenants related to its long-term debt due to the issuance of financial statements after the date required under the terms of the covenant. In May 2006, the bank issued the Company a waiver related to this covenant.
      The aggregate principal payments due on long-term debt are as follows:

	December 31,	March 31,
Year Ending December 31,	2005	2006

		(Unaudited)
2006(1)	$123	$122
2007	156	205
2008	164	217
2009	172	196
2010	6,428	6,428

Total aggregate principal payments	$7,043	$7,168

(1)	The December 31, 2005 column reflects 2006 long-term debt maturities for the full year 2006. The March 31, 2006 column reflects long-term debt maturities for the period April 1, 2006 to December 31, 2006.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

9.	Commitments and Contingencies

Leases
      The Company leases office space and vehicles under operating leases expiring at various dates through August 2008. Total rent expense for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006 was $645, $1,421, $3,015, $728 (unaudited) and $1,470 (unaudited), respectively.
      Future minimum lease payments required under all operating lease agreements are as follows:

	December 31,	March 31,
Year Ending December 31,	2005	2006

		(Unaudited)
2006(1)	$4,002	$3,127
2007	3,262	3,447
2008	1,751	1,830
2009	959	959
2010	555	555
Thereafter	22	22

Total minimum payments	$10,551	$9,940

(1)	The December 31, 2005 column reflects 2006 future minimum lease payments anticipated for the full year 2006. The March 31, 2006 column represents the 2006 future minimum lease payments anticipated for the period April 1, 2006 to December 31, 2006.

Maintenance Agreements
      The Company has entered into long-term maintenance arrangements with certain vendors to provide maintenance of equipment. Under these arrangements, the Company is required to make monthly payments totaling approximately $94 through December 2007 and $42 through May 2008. Minimum payments under these agreements total $1,132 in 2006, $1,132 in 2007 and $209 in 2008.

Litigation
      The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

Legal Settlement
      In 2005, the Company recorded other income of $2,000 from the settlement of a legal dispute involving breach of contract by a third party.

Indemnification
      The Company has agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them is, or is threatened to be, made a party by reason of his service as a director or officer, including any action by the Company, arising out of his services as the Company’s director or officer or his services provided to any other company or enterprise at the Company’s request.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

Other
      The Company is responsible for charging end customers certain taxes in numerous international jurisdictions. In the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. In the future, the Company may come under audit, which could result in changes to its tax estimates. The Company believes that it maintains adequate tax reserves to offset the potential liabilities that may arise upon audit. Although the Company believes its tax estimates and associated reserves are reasonable, the final determination of tax audits and any related litigation could be materially different than the amounts established for tax contingencies. To the extent that these estimates ultimately prove to be inaccurate, the associated reserves would be adjusted, resulting in the Company’s recording a benefit or expense in the period in which a final determination is made.

10.	Benefit Plan
      The Company has a defined contribution plan (401(k) plan) covering all employees who meet certain eligibility requirements. Eligible employees may contribute up to 15% of their respective compensation subject to limitations established by the Internal Revenue Code. The Company may match 50% of any participant’s contribution up to $4. Participants are immediately vested in their contributions plus actual earnings thereon. Participants become 20% vested in the Company’s contributions plus earnings thereon after two years of service and 20% each year thereafter, becoming 100% vested after six years of service. The Company’s contribution expense was $105, $195, $329, $84 (unaudited) and $166 (unaudited) for the years ended December 31, 2003, 2004 and 2005, and the three months ended March 31, 2005 and 2006 respectively.

11.	Segment Reporting
      The Company’s management approach includes evaluating each of its over 30 products on which operating decisions are made based on sales and profitability. Each of its operating companies sells similar products and services. The Company does not attempt to allocate marketing and advertising expenses, general and administrative expenses, and depreciation and amortization expenses at the product level. Discrete financial data on each of its services are not available and it would be impractical to collect and maintain financial data in such a manner; therefore, reportable segment information is the same as contained in the Company’s consolidated financial statements.

12.	Subsequent Events (Unaudited)
      In May 2006, our board of directors authorized the filing of a registration statement with the U.S. Securities and Exchange Commission that would permit the Company to sell shares of common stock in connection with a proposed initial public offering.
      Subsequent to May 12, 2006, the Company granted stock options to purchase an aggregate of 1,458,325 shares of Class A common stock, each having an exercise price of $14.52 per share.
      Between May 13, 2006 and June 16, 2006, the Company made aggregate distributions of $282 to its sole stockholder.
      On May 31, 2006, the Company modified all stock option grants made in the first quarter of 2006 to reflect an exercise price of $13.53 per share. The Company will not record any additional compensation expense as there is no incremental value associated with the modified stock options.

The Go Daddy Group, Inc.
Notes to Consolidated Financial Statements — (Continued)
(In thousands, except share and per share data)

13.	Supplemental Cash Flow Information
      At December 31, 2004 and 2005 and March 31, 2005 and 2006, the Company had recorded within accounts payable amounts totaling $2,312, $2,971, $2,708 (unaudited) and $ 3,931 (unaudited), respectively, related to purchases of property and equipment for which payment had not yet been made.
      During 2004, certain of the amounts pledged as collateral against the Company’s line of credit were released. The amounts released included $200 of short-term investments.
      During the years ended December 31, 2003, 2004 and 2005, and the three months ended March 31, 2005 and 2006, the Company capitalized $264, $211, $984, $0 (unaudited) and $0 (unaudited), respectively, of leasehold improvements, which are included in property and equipment, through incentives included in its lease agreements, and resulted in increased deferred rent.

14.	Pro Forma Information (Unaudited)

Income Taxes
      Assuming completion of the proposed initial public offering (described in Note 12), the Company will revoke its subchapter S corporation status and thereafter will be subject to federal and state corporate income taxes as a subchapter C corporation. Because the Company is a subchapter S corporation, deferred taxes have not been reflected in the financial statements, and the Company will not be responsible for reflecting these income taxes until the revocation of the subchapter S corporation status. The statements of operations do not include a pro forma adjustment, calculated in accordance with SFAS No. 109, Accounting for Income Taxes, for income taxes that would have been recorded if the Company was a subchapter C corporation because the Company would have provided a full valuation allowance on its net deferred tax assets and thus no tax provision would be recorded.

Distributions to Stockholder
      The pro forma consolidated balance sheet as of March 31, 2006 includes an adjustment to increase stockholder distributions payable and accumulated deficit by $3,000 to show the effect of the subchapter S corporation distributions made and expected to be made after March 31, 2006 and prior to the Company’s reincorporation and the closing of its initial public offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the Class A common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to
be Paid

SEC registration fee	$21,400
NASD filing fee	20,500
Nasdaq National Market listing fee	150,000
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.
      Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.
      Our amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if they acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, they had no reason to believe their conduct was unlawful.
      We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.
      The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us, our executive officers and directors and the selling stockholders for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.
      We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities
      During the last three years, we have issued unregistered securities to a limited number of persons, as described below:
      Since June 1, 2003, we have issued options to purchase an aggregate of 2,278,300 shares of our Class A common stock under our Go Daddy 2002 Stock Option Plan to 406 employees with exercise prices ranging from $2.46 to $9.10 per share, and in May 2006 we issued options to purchase an aggregate of 4,073,521 shares of our Class A common stock under our 2006 Equity Incentive Plan to 705 employees and directors, all with exercise prices of $14.52 per share.
      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the securities described above were exempt from registration under the Securities Act in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule and/or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees or directors and received the securities as compensation for services. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Incorporation of the Registrant, as currently in effect
3	.2***	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering
3	.3**	Bylaws of the Registrant, as currently in effect
3	.4**	Form of Bylaws of the Registrant, to be in effect upon the closing of this offering
4.1		Specimen Class A common stock certificate of Registrant
5	.1***	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	Form of Indemnification Agreement between the Registrant and its directors and officers
10	.2**	Go Daddy 2002 Stock Option Plan of the Registrant
10	.3**	Forms of Stock Option Award under the Go Daddy 2002 Stock Option Plan
10	.4**	2006 Equity Incentive Plan of the Registrant
10	.5A**	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
10	.5B	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
10	.6A**	Form of Change of Control Agreement between the Registrant and each of Barbara J. Rechterman, Warren J. Adelman, Michael J. Zimmerman and Christine N. Jones, dated as of October 20, 2005
10	.6B***	Form of Change in Control Protection Agreement between the Registrant and each of Barbara J. Rechterman, Warren J. Adelman, Michael J. Zimmerman and Christine N. Jones, dated as of May 11, 2006
10	.7**	Registrar Accreditation Agreement between the Internet Corporation for Assigned Names and Numbers and Go Daddy Software, Inc., dated March 20, 2005
10	.8**	Registrar Accreditation Agreement between the Internet Corporation for Assigned Names and Numbers and Wild West Domains, Inc., dated February 1, 2002
10	.9**	.NET Registry Registrar Agreement between VeriSign, Inc. and Go Daddy Software, Inc., dated November 14, 2005

Exhibit
Number		Description

10	.10**	.NET Registry Registrar Agreement between VeriSign, Inc. and Wild West Domains, Inc., dated November 14, 2005
10	.11**	Amendment No. 1 to Registry-Registrar Agreement between VeriSign, Inc. and Go Daddy Software, Inc., dated November 2, 2004
10	.12**	Amendment No. 1 to Registry-Registrar Agreement between VeriSign, Inc. and Wild West Domains, Inc., dated November 2, 2004
10	.13**	Office Lease for Scottsdale Technology Center (14455 N. Hayden Road) between Go Daddy Software, Inc. and IDS Life Insurance Company, dated December 26, 2001 (as amended)
10	.14***	Purchase and Sale Agreement between Go Daddy Software, Inc. and Sterling Buckeye Network Exchange, LLC, dated October 25, 2005
10	.15**	Loan Agreement between U.S. Bank National Association and Go Daddy Software, Inc., dated October 18, 2005
10	.16**	Promissory Note Secured by Deed of Trust (Acquisition Loan) between U.S. Bank and Go Daddy Software, dated October 18, 2005
10	.17**	Promissory Note Secured By Deed of Trust (Equipment Loan) between U.S. Bank and Go Daddy Software, dated October 18, 2005
10	.18**	Office Lease between JL Bates, LLC and Go Daddy Software, Inc. (2299 West Obispo Avenue, Gilbert, Arizona) dated November 22, 2004 (as amended)
21	.1**	List of subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.3		Consent of Euromonitor International Inc.
23.4		Consent of IDC
23.5		Consent of Netcraft Ltd
23.6		Consent of Zooknic Internet Geography Project
24.1		Power of Attorney (see page II-5 to this registration statement on Form S-1)

*	To be filed by amendment.

**	Previously filed.

***	Replaces Exhibit of same description as filed with the Registration Statement on Form S-1, dated May 12, 2006.

(b) Financial Statement Schedules
      All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, The Go Daddy Group, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona on the 16th day of June 2006.

THE GO DADDY GROUP, INC.

By:	/s/ Bob Parsons

Bob Parsons
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bob Parsons and Christine N. Jones, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bob Parsons Bob Parsons	Chief Executive Officer, Founder and Chairman of the Board (Principal Executive Officer)	June 16, 2006

/s/ Michael J. Zimmerman Michael J. Zimmerman	Chief Accounting Officer and Acting Chief Financial Officer (Principal Accounting and Financial Officer)	June 16, 2006

* Thomas F. Mendoza	Director	June 16, 2006

* Charles J. Robel	Director	June 16, 2006

* Greg J. Santora	Director	June 16, 2006

* Warren J. Adelman	Director	June 16, 2006

Signature		Title	Date

/s/ Michael D. Gallagher Michael D. Gallagher		Director	June 16, 2006

*By:	/s/ Bob Parsons Bob Parsons Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1**	Certificate of Incorporation of the Registrant, as currently in effect
3	.2***	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering
3	.3**	Bylaws of the Registrant, as currently in effect
3	.4**	Form of Bylaws of the Registrant, to be in effect upon the closing of this offering
4.1		Specimen Class A common stock certificate of Registrant
5	.1***	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	Form of Indemnification Agreement between the Registrant and its directors and officers
10	.2**	Go Daddy 2002 Stock Option Plan of the Registrant
10	.3**	Forms of Stock Option Award under the Go Daddy 2002 Stock Option Plan
10	.4**	2006 Equity Incentive Plan of the Registrant
10	.5A**	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
10	.5B	Form of Stock Option Award Agreement under the 2006 Equity Incentive Plan
10	.6A**	Form of Change of Control Agreement between the Registrant and each of Barbara J. Rechterman, Warren J. Adelman, Michael J. Zimmerman and Christine N. Jones, dated as of October 20, 2005
10	.6B***	Form of Change in Control Protection Agreement between the Registrant and each of Barbara J. Rechterman, Warren J. Adelman, Michael J. Zimmerman and Christine N. Jones, dated as of May 11, 2006
10	.7**	Registrar Accreditation Agreement between the Internet Corporation for Assigned Names and Numbers and Go Daddy Software, Inc., dated March 20, 2005
10	.8**	Registrar Accreditation Agreement between the Internet Corporation for Assigned Names and Numbers and Wild West Domains, Inc., dated February 1, 2002
10	.9**	.NET Registry Registrar Agreement between VeriSign, Inc. and Go Daddy Software, Inc., dated November 14, 2005
10	.10**	.NET Registry Registrar Agreement between VeriSign, Inc. and Wild West Domains, Inc., dated November 14, 2005
10	.11**	Amendment No. 1 to Registry-Registrar Agreement between VeriSign, Inc. and Go Daddy Software, Inc., dated November 2, 2004
10	.12**	Amendment No. 1 to Registry-Registrar Agreement between VeriSign, Inc. and Wild West Domains, Inc., dated November 2, 2004
10	.13**	Office Lease for Scottsdale Technology Center (14455 N. Hayden Road) between Go Daddy Software, Inc. and IDS Life Insurance Company, dated December 26, 2001 (as amended)
10	.14***	Purchase and Sale Agreement between Go Daddy Software, Inc. and Sterling Buckeye Network Exchange, LLC, dated October 25, 2005
10	.15**	Loan Agreement between U.S. Bank National Association and Go Daddy Software, Inc., dated October 18, 2005
10	.16**	Promissory Note Secured by Deed of Trust (Acquisition Loan) between U.S. Bank and Go Daddy Software, dated October 18, 2005
10	.17**	Promissory Note Secured By Deed of Trust (Equipment Loan) between U.S. Bank and Go Daddy Software, dated October 18, 2005
10	.18**	Office Lease between JL Bates, LLC and Go Daddy Software, Inc. (2299 West Obispo Avenue, Gilbert, Arizona) dated November 22, 2004 (as amended)
21	.1**	List of subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Exhibit
Number	Description

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.3	Consent of Euromonitor International Inc.
23.4	Consent of IDC
23.5	Consent of Netcraft Ltd
23.6	Consent of Zooknic Internet Geography Project
24.1	Power of Attorney (see page II-5 to this registration statement on Form S-1)

*	To be filed by amendment.

**	Previously filed.

***	Replaces Exhibit of same description as filed with the Registration Statement on Form S-1, dated May 12, 2006.